4/23


03050246

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great Eagle Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 08 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3940 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

OICF/BY: dlw

DATE : 4/24/03



Great Eagle Holdings Limited
鷹君集團有限公司
Incorporated in Bermuda with limited liability



# 優質發展

# Distinction by Quality

Annual Report 2002
二零零二年年報


We believe in
Creative Designs
Quality Construction
Sustainable Value

我們堅信

**創新的設計**
**優質的建設**
**恆久的價值**

# The Mongkok Project

A New Benchmark of Quality
優質發展





# Grade A Offices







# Five-Star Hotel



# Comprehensive



## New Retail Concepts

The Mongkok Project includes a 15-level shopping mall featuring the latest in architectural designs, a 59-storey Grade-A office tower incorporating state-of-the-art building features and the 5-star Langham Place Hotel which offers top quality finishes and comfort.

旺角發展項目包括一座建築獨具一格的15層高購物中心；擁有最先進配套設施59層高的甲級寫字樓及一間提供優良質素、舒適環境的五星級朗豪酒店。

# Corporate Profile
# 集團概要

The Great Eagle Group is one of Hong Kong's leading property and hotel companies, with an experienced management team known for its track record in evaluating and capitalising on cycles in property markets.

Headquartered in Hong Kong, the Group develops, invests in and manages high quality office, retail, residential and hotel properties in Hong Kong, North America and Europe. Its core commercial properties comprise 1.59 million square feet of Grade-A office space in the prime commercial districts of Hong Kong. It is also developing a 1.76 million square feet office, retail and hotel complex in the prime shopping district of Mongkok, Kowloon. In the United States, it owns or has investment interests in four office buildings with a total floor area of 784,000 square feet. The Group's extensive hotel portfolio currently comprises seven properties with over 4,000 rooms, including two Great Eagle branded (re-branded as Langham Hotels International in February 2003) and managed hotels in Hong Kong and five luxury hotels in London, Toronto, Boston, Melbourne and Auckland managed by a variety of leading hotel names. An experienced asset management team from Great Eagle oversees the portfolio to enhance performance. The Group is also active in property management and maintenance services as well as building materials trading.

The Group was founded in 1963 in the form of The Great Eagle Company, Limited, which listed on the Hong Kong Stock Exchange in 1972. In 1990, Great Eagle Holdings Limited, a company incorporated in Bermuda, became the listed company and holding company of the Group.

The Group had a net profit of HK$589 million (approximately US$76 million) in financial year 2002 and a net asset value of HK$14,604 million (approximately US$1,873 million) as of 31st December 2002.



鷹君集團為香港大型地產商及酒店公司。管理層經驗豐富，尤精於評估及掌握市場走勢，往績優良。

集團總部設於香港，業務以發展、投資及管理優質寫字樓、商場、住宅及酒店物業為主，遍及香港、北美及歐洲。其主要商用物業為座落商業旺區之甲級寫字樓，面積達一百五十九萬平方呎。集團正於九龍旺角繁盛購物區發展總面積達一百七十六萬平方呎之寫字樓、商場及酒店綜合建設。於美國亦擁有四幢寫字樓物業之投資權益，總面積為七十八萬四千平方呎。集團之酒店物業遍及世界各地，現時共有七間酒店，客房數目逾四千。其中兩間香港酒店由鷹君以本身品牌命名(於二零零三年二月已易名為朗廷酒店國際集團)及直接管理。其他五間位於倫敦、多倫多、波士頓、墨爾本及奧克蘭，則由不同著名酒店集團管理，並由鷹君內部幹練人員負責監察，以增強業績。集團其他業務包括物業管理及維修，及建築材料貿易。

集團原以鷹君有限公司為首，於一九六三年創立，並於一九七二年在香港交易所上市。一九九零年，由百慕達註冊之鷹君集團有限公司取代其上市地位並成為集團控股公司。

二零零二年財政年度，集團純利為五億八千九百萬港元(約七千六百萬美元)，及於二零零二年十二月三十一日資產淨值為一百四十六億零四百萬港元 (約十八億七千三百萬美元)。

# Contents 目錄

# Corporate Information
# 公司資料

### Directors

LO Ying Shek,
*Chairman and Managing Director*
LO TO Lee Kwan
LO Ka Shui,
*Deputy Chairman and Managing Director*
LO Kai Shui,
*Deputy Managing Director*
Brian Shane McELNEY
CHENG Hoi Chuen, Vincent
WONG Yue Chim, Richard
LEE Pui Ling, Angelina
LO Hong Sui, Antony
LAW Wai Duen
LO Hong Sui, Vincent
LO Ying Sui, Archie
KAN Tak Kwong

### Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
Citibank, N.A.
Hang Seng Bank Limited

### Solicitors

Johnson, Stokes & Master
Clifford Chance

### Auditors

Deloitte Touche Tohmatsu

### Secretary

TSANG Yiu Wing, Peter

### Principal Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

### Hong Kong Branch Registrars

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

### Registered Office

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

### Principal Office

33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

### Website

http://www.greateagle.com.hk

## 董事

羅鷹石

*主席兼董事總經理*

羅杜莉君

羅嘉瑞

*副主席兼董事總經理*

羅啟瑞

*副董事總經理*

麥肯尼

鄭海泉

王于漸

李王佩玲

羅孔瑞

羅慧端

羅康瑞

羅鷹瑞

簡德光

## 主要往來銀行

香港上海滙豐銀行有限公司

中國銀行(香港)有限公司

花旗銀行

恒生銀行有限公司

## 律師

孖士打律師行

高偉紳律師行

## 核數師

德勤•關黃陳方會計師行

## 秘書

曾耀榮

## 主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited

Rosebank Centre

11 Bermudiana Road

Pembroke HM08

Bermuda

## 股份過戶登記處香港分處

香港中央證券登記有限公司

香港

灣仔

皇后大道東一八三號

合和中心十七樓

## 註冊辦事處

Cedar House

41 Cedar Avenue

Hamilton HM12

Bermuda

## 主要辦事處

香港

灣仔

港灣道二十三號

鷹君中心三十三樓

## 網址

http://www.greateagle.com.hk

# Financial Highlights
# 財務摘要

For the year ended 31st December 2002
截至二零零二年十二月三十一日止年度

| | 2002<br>HK$'000<br>港幣千元 | 2001<br>HK$'000<br>港幣千元 | Change %<br>變動 |
|---|---|---|---|
| Turnover 營業額 | 2,569,540 | 2,677,251 | -4% |
| Profit before taxation 除稅前溢利 | 739,487 | 646,321 | 14% |
| Profit attributable to shareholders 可撥歸股東溢利 | 589,444 | 507,299 | 16% |
| Earnings per share 每股盈利 | $1.02 | $0.90 | 13% |
| Dividend per share 每股股息 | $0.15 | $0.21 | -29% |
| Shareholders' funds 股東權益 | 14,603,844 | 15,123,245 | -3% |
| Fixed assets 固定資產 | 28,162,019 | 27,809,250 | 1% |
| Total assets 資產總值 | 29,134,597 | 29,021,639 | 0% |

## Employment of Assets 資產運用

For the year ended 31st December 2002
截至二零零二年十二月三十一日止年度

### Assets Employed
**資產**
(Total Assets HK$29,135 Million)
(資產總值港幣29,135百萬元)


20%
30%
50%

Local Investment Properties
本地投資物業

Overseas Investment Properties
海外投資物業

Other Assets
其他資產

### Financed by
**代表**


38%
50%
10%
2%

Shareholders' Funds
股東權益

Non-current Liabilities
非流動負債

Minority Interests
少數股東權益

Current Liabilities
流動負債

### Profit from Operations
**經營溢利**
(HK$1,080 Million)
(港幣1,080百萬元)


38%
60%
2%

Rental Income
租金收益

Hotels Operation Income
酒店經營收入

Others
其他

### Profit Attributable to Shareholders
**可撥歸股東溢利**


HK$ Million
港幣百萬元
1,200
1,000
800
600
400
200
0
98
99
00
01
02
(15 months)
(十五個月)
Year
年份

Hotels



Offices



# Quality

Mixed-use Development



Investment

Property Management

We see quality as the key factor to success



# Chairman's Statement

During 2002, our hotel business in Hong Kong performed ahead of expectations with improved yields and better income. Otherwise the Group's businesses, both local and overseas, continued to operate under difficult market conditions. Generally lower interest rates however have helped cushion the decline in our overall income.

# Operations Review

# 1.

## Rental Properties

### Hong Kong Rental Properties

***(a) Rental Income for the year ended 31st December 2002***

| | Group's Interest | Gross Floor Area (sq.ft.) | | | Parking Spaces | Gross Rental Income (HK$million) |
|---|---|---|---|---|---|---|
| | | Office | Commercial | Residential | | |
| Citibank Plaza | 85.93% | 968,000 | 49,000 | – | 537 | 359.5 |
| | 100% | 70,000 | – | – | 3 | 28.5 |
| Acquired in 2001 | 100% | 232,500 | 380 | – | 15 | 132.8 |
| Great Eagle Centre | 100% | 193,000 | 77,000 | – | 296 | 67.5 |
| Astor Plaza | 100% | – | 70,000 | – | – | 0.1 |
| Concordia Plaza | 100% | 28,000 | – | – | 5 | 4.9 |
| Convention Plaza Apartments | 100% | – | – | 10,000 | – | 3.3 |
| | | | | | | 596.6 |

***(b) Occupancy and Rental Trend***

| | Occupancy at 31st December 2002 | | |
|---|---|---|---|
| | Office | Commercial | Residential |
| Citibank Plaza | 85.1% | 100.0% | – |
| Great Eagle Centre | 94.2% | 98.4% | – |
| Astor Plaza | – | 34.7%* | – |
| Concordia Plaza | 100.0% | – | – |
| Convention Plaza Apartments | – | – | 100.0% |

** Substantial portions of this arcade are being converted into banquet and function rooms for Eaton Hotel*

The Grade-A office market in Hong Kong weakened further during 2002. Despite a low level of new supply, the continued downsizing of corporations, especially in the financial sector, released a substantial amount of redundant spaces, pushing overall vacancy rates into double-digits. Effective rent rates also went down fairly significantly as a result.

Net rental income from our Hong Kong rental portfolio decreased by a modest 7.1% from $597.1 million in 2001 to $554.5 million in 2002. The portfolio's income benefited by the full-year accounting of income from the office space purchased from Citibank in mid-2001.

### U.S. Rental Properties

The continued softening of the California office markets resulted in lower occupancy and lower rental rates. As a result revenues in 2002 were 18.4% less than in 2001. The properties in the San Francisco Bay Area were particularly hurt by the decline of the dot.com industry, which had resulted in the bankruptcy of a number of tenants. The property at 888 West Sixth Street Los Angeles, which became 100%-owned in June 2002, performed well with improved occupancy of 94%. Furthermore, recent rental activities at all our properties show encouraging signs that rental rates may have bottomed already. We expect occupancy to improve in the coming year.

## 2. Hotels and Furnished Apartments

The impact of the September 11 incident and the global economy downturn continued to weigh down the industry's performance overall, especially from the long haul leisure markets of the USA and Europe. Business travel also saw little growth momentum, resulting in continued softness in room rates for the overseas hotels.

The Hong Kong hotel market performed relatively better due to increased tourist arrivals from Mainland China, which filled up the lower end market and in turn benefited the high end hotels. Further relaxation in travel restrictions and increasing affluence on the Mainland are likely to have major positive impact in the coming years.

In February 2003, the Group's hotel management division Great Eagle Hotels International was re-branded as ***Langham Hotels International***, after the prominent Langham Hotel owned by the Group in West End London. This new brand name, with its prestigious quality image, will set the benchmark for the Group's future global hotel expansion.

### Hong Kong Operations

#### *Great Eagle Hotel, Hong Kong*

Underpinned by the strength in convention business, the hotel performed reasonably well in 2002 with an increased occupancy of 83% (2001: 79%), while maintaining average room rate levels at HK$823 (2001: HK$829). Net operating income for 2002 grew 13.4% over the previous year.

The hotel will be renamed Langham Hotel in October 2003.

#### *Eaton Hotel, Hong Kong*

The growth in visitors from the China market and the perception of Hong Kong as a safe destination strengthened the leisure market segment in 2002. For the year the hotel maintained a high occupancy at 83.5% (2001: 84.6%) and improved the average room rate to HK$443 (2001: $426).

Net operating income of the Hotel jumped 40.3% in 2002 mainly due to a 22% increase in food and beverage revenue, brought about by a strategic decision to focus on banqueting services. Additional portions of Astor Plaza underneath the Hotel have been or are being converted into banqueting facilities and function to further enhance its local banqueting, meeting and conference business in 2003.

#### *Eaton House Furnished Apartment, Hong Kong*

Overall performance weakened as a result of a substantial reduction in corporate demand and increased competition from hotels and new supply of serviced apartments. Eaton House registered an average occupancy of 69% in the year 2002 (2001: 75%).

## International Operations

### *The Langham Hilton, London*

Although trading was much influenced by post September 11 activities, which lasted into the first quarter of 2002, and a slow summer, The Langham's performance improved in the last quarter of the year with increased international travel and residential conference business. However, London remains soft on rates overall due to expense tightening by corporations and uncertainty arising from the possibility of war in Iraq.

For the year 2002, the hotel achieved an average occupancy of 69% and an average room rate of £151 as compared to 68% and £159 in 2001. The performance was in line with the market.

### *Delta Chelsea Hotel, Toronto*

As fears generated from the terrorist attack of September 11 started to recede, the struggling economy, especially in the United States started to emerge as the major deterrent to travel. International business, corporate travel, overseas tours and leisure business slowed down considerably in the city and those few citywide conventions planned softened from original expectations.

Despite those difficulties, for the year 2002, the hotel achieved an average occupancy of 66% and maintained an average room rate of C$141 as compared to 73% and C$139 in 2001.

### *Sheraton Towers Southgate Hotel, Melbourne*

Whilst the Australian domestic economy was able to continue its growth during 2002, the world economic situation continued to impact on consumer and business confidence. The increasing security threats and lack of citywide meetings and conventions has weakened the long haul market and corporate travel. The Melbourne 5-star hotel market reflected this with room yields decreasing by up to 11%.

Despite this, for the year 2002, the hotel achieved an average occupancy of 69% and an average room rate of A$217 as compared to 73% and A$223 in 2001 for an overall modest yield improvement on the market trend.

### *Hotel Le Meridien, Boston*

Year 2002 was another difficult year for the US lodging industry, and for Boston in particular, as revenues declined for the second year in a row. Although the year began with significant year-over-year declines in occupancy, many hotels were able to stimulate demand by cutting rates sharply.

For the year 2002, the hotel achieved an average occupancy of 70% and an average room rate of US$200 as compared to 65% and US$236 in 2001. Business traffic remains soft while the US economy looks for new directions. Completion of a new Convention and Exhibition Centre and the final stage of the 'Big Dig', the largest tunnel and highway project in US history which will dramatically improve congestion and mobility in the city are future positive steps for this destination.

### *Sheraton Auckland Hotel and Towers, Auckland*

Although meeting and conference business market segments were depressed throughout the city, there was revenue growth in the Leisure market segments partly led by the early trials for the America's Cup and the successful results from the Tourist Board's recent campaigns. Continuing competitiveness within the market from serviced apartments ensured room rates remained suppressed in the year despite a strengthening in overall arrivals.

For the year 2002, the hotel achieved an average occupancy of 65% and an average room rate of NZ$144 as compared to 68% and NZ$142 in 2001.

# 3. Properties Under Development

## Mongkok Project

Construction of the superstructure and the basements commenced at the start of 2002 and made significant progress during the year. By year-end the building structures had reached the following levels:

| | Progress | Total Number of Levels |
|---|---|---|
| Office Tower | Level 36 | 59 |
| Retail Tower | Level 9 | 15 |
| Hotel Tower | Level 17 | 42 |

Topping out of the three building structures will take place in mid-2003 whilst construction of the building envelopes and internal fitting out will continue through 2004. Final design of the architectural features of the shopping centre, curtain walling of the office tower and the interior finishes of the hotel have been largely completed. We strongly believe that total commitment to quality will be key to the eventual success of the project. State-of-the-art building features have been incorporated into the design of the Grade-A office tower and the luxury hotel. We have also brought in internationally renowned shopping centre designers Jerde & Associates to work alongside project architects Wong & Ouyang in creating innovative architectural features for



March 2001

# Mongkok Project has made Substantial Progress...

## ...and will be Completed in 2004



January 2003



the shopping centre, which will offer an unprecedented and exciting experience to shoppers in Hong Kong. Issuance of the occupation permit for the entire complex is targeted for the end of first quarter 2004. The hotel and the shopping centre components of this massive complex are expected to open for business in the third and fourth quarters of 2004 respectively.

Preparation for the marketing and leasing of the shopping centre, under the advice of major international shopping centre consultants and a top worldwide advertising agency, is at an advanced stage. A major cinema chain has signed a preliminary agreement to lease and operate the 6-screen cineplex. Formal launch of the leasing campaign is scheduled for the third quarter of 2003.

The hotel at the Mongkok Project, with a total of 719 room bays (some rooms having been converted into spa, gymnasium and club facilities), has been upgraded to a 5-star hotel in justification of its generous room sizes, its quality design and finishes and its strategic MTR location. Named the Langham Place Hotel, it has been introduced to the international hotel industry in early March 2003.

The total expenditure incurred in relation to the project, including interest capitalised, amounted to HK$7,809 million as of year-end 2002 (2001: HK$6,700 million). The HK$5,100 million construction loan was refinanced in December 2002 at a more favourable interest spread. The extension of loan maturity to December 2008 will also allow more flexibility in the leasing of the property. The undrawn loan commitment of HK$3,670 million as of 31st December 2002 should be sufficient to fund the project to completion.

## 4. Trading

Hong Kong's sluggish property market continued to affect the performance of the construction materials trading arm Toptech Co. Ltd. in 2002. Total revenue for 2002 amounted to HK$164 million, a drop of 7% from 2001. However, effective cost control resulted in a moderate increase in gross profit contribution from the business.

## 5. Property Management

Competition in the property management industry remained keen in 2002, as property owners demanded for lower management charges and manager's remuneration. While we managed to maintain a stable portfolio of buildings under management, there was a drop of 1.4% in income from HK$17.9 million in 2001 to HK$17.7 million as a result of reduction in manager's remuneration upon renewal of contracts.

Top line revenue of our engineering division remained under pressure during 2002 because of the slow economy. However as a consequence of improved productivity and cost control, the division showed a 36% improvement in contribution from HK$6.6 million in 2001 to HK$9.0 million in 2002.

# Financial Review

## Debt

Consolidated Net Attributable Debt as of 31st December 2002 was HK$11,955 million, an increase of HK$879 million over that at year-end 2001. The increased borrowings were mainly related to Mongkok project expenditures.

Consolidated Net Asset Value, based on professional valuation of the Group's investment properties and other assets at cost, amounted to HK$14,604 million as of 31st December 2002, a decrease of HK$519 million from that of year-end 2001. The resulting gearing ratio at 31st December 2002 was 82%.

As at 31st December 2002, we had outstanding interest rate swaps with total notional principal of HK$2,420 million, representing 26% of our HK$-denominated debts. With HK$ interest rates trending lower throughout 2002, we kept 74% of our HK$ borrowings on floating-rate basis. As a result we achieved further significant savings in interest expenses.

Our foreign currency debts, taken out to finance our overseas hotels and U.S. office properties, amounted to the equivalent of HK$3,801 million as of 31st December 2002. All these foreign currency borrowings are fully hedged by the value of the underlying properties. Of this, the equivalent of HK$1,059 million, or 28% of our foreign currency debts, was on fixed-rate basis.

## Finance Cost

The net finance cost incurred during 2002 was HK$326.6 million, as compared to the HK$427.3 million charged in 2001. Substantially lower interest rates had more than offset the effects of the higher debt level. In addition, HK$246.5 million of finance cost relating to the Mongkok Project was capitalized, only marginally higher than that of HK$244.1 million for 2001. Lower interest rates largely offset the effect of incremental project expenditures.

Overall interest cover for 2002 was 2.08 times, improved from that of 1.71 times for 2001.

## Liquidity and Debt Maturity Profile

As of 31st December 2002, our cash, bank deposits and committed but undrawn loan facilities amounted to a total of HK$4,470 million. The majority of our loan facilities is medium-term in nature and is secured by properties with comfortable value to loan coverage. The following is a profile of the maturity of outstanding debts as of 31st December 2002.

| | |
|---|---|
| Within 1 year | 17.2% |
| 1 – 2 years | 11.9% |
| 3 – 5 years | 50.6% |
| More than 5 years | 20.3% |

## Pledge of Assets

At 31st December 2002, the Group's properties with a total carrying value of approximately HK$28,125 million (2001: HK$27,773 million) together with assignments of sales proceeds, insurance proceeds, rental income, revenues and all other income generated from the relevant properties and deposits of approximately HK$4.6 million (2001: HK$95.4 million) were mortgaged or pledged to secure credit facilities granted to the Group.

## Commitments and Contingent Liabilities

### The Group

At 31st December 2002, the Group had commitments and contingent liabilities not provided for in these financial statements, as follows:

(a) estimated expenditure in respect of property under development amounting to approximately HK$2,947 million (2001: HK$3,706.7 million) of which approximately HK$2,456.8 million (2001: HK$3,255.3 million) were contracted for;

(b) authorised capital expenditure amounting to approximately HK$74.4 million (2001: HK$43.5 million) of which approximately HK$13.3 million (2001: HK$18.8 million) were contracted for; and

(c) commitments under foreign exchange future contracts to sell approximately HK$154.3 million (2001: HK$143.9 million) at fixed exchange rates.

### The Company

At 31st December 2002, the Company had issued corporate guarantees to certain banks in respect of credit facilities drawn by its subsidiaries amounting to approximately HK$9,915 million (2001: HK$9,248 million).

Other than set out above, the Group and the Company did not have any significant commitments and contingent liabilities at 31st December 2002.

# Outlook

Our Hong Kong hotels should be the most promising among our various business segments in terms of performance in 2003. The HKSAR Government's strong commitment to promoting a larger flow of tourists from Mainland China will benefit the hotel industry generally in Hong Kong. With a sustainable high level of occupancy, there should be room for modest upward adjustments in room rates. Our overseas hotels should perform better in 2003 than 2002, although it will still depend on how events in the Middle East would unfold.

The present softness in the Hong Kong office market will probably continue through 2003, as new buildings to be completed in the second half would compete more aggressively for tenants by way of pricing. The cost of retaining existing tenants will exert downward pressure on the income from our Hong Kong office properties for the current year. However with rents having decreased to fairly low levels, there has been a notable increase in the number of enquiries from and movement of tenants currently at peripheral locations back to Hongkong Island business districts. This should have a medium-term stabilizing effect on occupancy and rent rates for our Central and Wanchai properties.

We have made significant progress in the construction of the Mongkok project in the past year. At the same time innovative value-added features are being incorporated into the design to turn this landmark development into a one-of-a-kind complex worthy of its very prime location. Initial feedback from our pre-marketing efforts has been most encouraging. We are confident of the positive response to our marketing campaigns for the shopping centre and the hotel when they are officially launched later this year.

## Staff

The total number of employees in the Group was 2,689 as of 31st December 2002. Salaries of employees are maintained at competitive levels while bonuses are granted on a discretionary basis. Other employee benefits include educational allowance, insurance, medical scheme and provident fund schemes. Senior employees (including executive directors) are entitled to participate in Great Eagle Holdings Limited Share Option Scheme (formerly Executive Share Option Scheme). In order to improve employees' morale and sense of teamwork, some measures were considered by the Group's senior management in the 2002 year end to enhance employee benefits and training as well as to enhance employee relations through internal communications and recreation activities.

## Dividends

The Board has resolved to recommend to Shareholders at the forthcoming 2003 Annual General Meeting (the "2003 AGM") the payment of a final dividend of HK10 cents per share for the year ended 31st December 2002 (2001: HK14 cents per share), to be satisfied by way of a scrip dividend with a cash option, to Shareholders whose names appear on the Register of Members on 14th May 2003. Together with the interim dividend of HK5 cents per share paid on 24th October 2002, on the assumption that every Shareholder elects to receive all final dividend in cash, the total dividend for the full year will be HK15 cents per share (2001: HK21 cents per share), amounting to not less than HK$87,446,723 (2001: HK$121,205,158).

Subject to the approval of Shareholders at the 2003 AGM and the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the new shares to be allotted and issued pursuant to the proposed distribution of a scrip dividend mentioned herein, each Shareholder will be allotted fully-paid shares having an aggregate market value equal to the total amount which such Shareholder could elect to receive in cash and will be given the option to elect to receive payment partly or wholly in cash instead of the allotment of shares. Dividend warrants and share certificates in respect of the proposed dividend are expected to be despatched to Shareholders on or about 16th June 2003. Full details of the scrip dividend will be set out in a letter to be sent to Shareholders together with a form of election for cash soon after the 2003 AGM.

## Closure of Transfer Books

The Register of Members of the Company will be closed from Tuesday, 6th May 2003 to Wednesday, 14th May 2003, both days inclusive, during which period no share transfers will be effected.

For those Shareholders who are not already on the Register of Members, in order to qualify for the final dividend, all share certificates accompanied by the duly completed transfers must be lodged with the Hong Kong Branch Registrars of the Company, Computershare Hong Kong Investor Services Limited (formerly Central Registration Hong Kong Limited) of 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Monday, 5th May 2003.

Finally, I would like to take this opportunity to express my appreciation and thanks to all staff members for their dedication and hard work and to address my sincere gratitude to my fellow Directors for their support and guidance in the past year.

**LO Ying Shek**
*Chairman*

Hong Kong, 11th March 2003

# Biographical Details of Directors and Senior Management

## Directors

### Mr. LO Ying Shek

aged 90, has been Chairman and Managing Director since establishment of the Group in 1963 and has been actively involved in property development and investment, and building construction in Hong Kong for more than 40 years.

### Madam LO TO Lee Kwan

aged 83, has been a Director of the Group since 1963. She is the wife of the Chairman, Mr. LO Ying Shek.

### Dr. LO Ka Shui

aged 56, has been a member of the Board since 1980 and is now Deputy Chairman and Managing Director of the Group. He is a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited and Chairman of the Listing Committee of Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a member of the Council of Advisors on Innovation and Technology. Dr. LO is a son of the Chairman, Mr. LO Ying Shek. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He is certified in cardiology. He has more than 23 years' experience in property and hotel development and investment both in Hong Kong and overseas.

### Mr. LO Kai Shui

aged 43, was appointed to the Board in 1984 and is now Deputy Managing Director of the Group. Mr. LO is a son of the Chairman, Mr. LO Ying Shek. He graduated from Columbia University with a Bachelor's Degree in Engineering. He has more than 20 years' experience in property development and investment, and building construction.

### Mr. Brian Shane McELNEY, OBE*

aged 70, is a retired solicitor and was born in Hong Kong. He has been a Director of the Group since 1972. Before his retirement in 1992, he was a consultant with Johnson, Stokes & Master, a leading solicitor's firm in Hong Kong, and from April 1971 to 31st March 1983, was senior partner of that firm. Mr. McELNEY has decided to retire from the Board at the forthcoming 2003 Annual General Meeting of Members of the Company.

### Mr. CHENG Hoi Chuen, Vincent*

aged 54, was appointed a Director in 1994. He is the Vice-Chairman and Chief Executive of Hang Seng Bank Limited, and a Director of The Hongkong and Shanghai Banking Corporation Limited and Kowloon-Canton Railway Corporation. He is also Chairman of the Process Review Panel for the Securities and Futures Commission and President of the Hong Kong Institute of Bankers. He graduated from The Chinese University of Hong Kong with B.S.Sc. and from The University of Auckland with a Master's Degree in Philosophy (Economics).

### Professor WONG Yue Chim, Richard*

aged 50, was appointed a Director in 1995. He is Dean of the Faculty of Business and Economics at the University of Hong Kong. He is also a member of the Exchange Fund Advisory Committee, the Housing Authority and the University Grants Committee of Hong Kong. Professor WONG studied economics at the University of Chicago and graduated with a Master of Arts Degree and a Doctorate in Philosophy.

### Mrs. LEE Pui Ling, Angelina*

aged 54, was appointed a Director in May 2002. She is a practising solicitor in Hong Kong and a partner in the firm of Woo, Kwan, Lee & Lo and is a director of a number of other listed companies in Hong Kong. She is active in public service and is the Deputy Chairman of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited and a member of certain statutory, advisory and appeal committees. She has a Bachelor of Laws degree from University College London, United Kingdom and is a Fellow of the Institute of Chartered Accountants in England & Wales.

### Mr. LO Hong Sui, Antony

aged 61, was appointed a Director of the Group in 1967. He has been actively involved in property development, construction and investment for more than 34 years. Mr. LO is a son of the Chairman, Mr. LO Ying Shek. He graduated from the University of New South Wales with a Bachelor's Degree in Commerce.

### Madam LAW Wai Duen

aged 66, has been a Director of the Group since 1963. She graduated from the University of Hong Kong with a Bachelor's Degree in Arts and has been actively involved in the Group's property development and investment in Hong Kong for more than 38 years. She is a daughter of the Chairman, Mr. LO Ying Shek.

### Mr. LO Hong Sui, Vincent

aged 54, has been a Director of the Group since 1970. He is the founder of the Shui On Group which is engaged in property development, construction and construction materials industries in Hong Kong, the Chinese Mainland and North America. He is the Chairman of Shui On Construction and Materials Limited. Mr. LO is a son of the Chairman, Mr. LO Ying Shek.

### Dr. LO Ying Sui, Archie

aged 50, has been a Director since 1993. Dr. LO is a son of the Chairman, Mr. LO Ying Shek, and is a practising cardiologist.

### Mr. KAN Tak Kwong

aged 51, joined the Group in 1981 and was appointed a Director in 1988. He graduated from The Chinese University of Hong Kong with a Master's Degree in Business Administration and is a member of various professional societies including the Hong Kong Society of Accountants. Mr. KAN has more than 27 years' experience in finance, accounting and administration in the real estate, finance and construction industries.

* Independent Non-executive Directors

*Note:* As at 31st December 2002, Shui Sing Holdings Limited ("SSHL"), Shui Sing (BVI) Limited ("SS (BVI)"), Shui Sing Company, Limited ("SSCL") and Galtee Investment Limited ("Galtee") have interests in the share capital of the Company which were disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provision of part II of the Securities (Disclosure of Interests) Ordinance of Hong Kong. Mr. LO Ying Shek, Madam LO TO Lee Kwan, Dr. LO Ka Shui, Mr. LO Kai Shui, Madam LAW Wai Duen and Dr. LO Ying Sui, Archie are Directors of SSHL, SSCL and Galtee. Mr. LO Hong Sui, Vincent is a Director of SSCL. Dr. LO Ka Shui and Mr. LO Kai Shui are Directors of SS (BVI).

# Senior Management

**Mr. TONG Chun Wan**

aged 55, joined the Group in 1983 and is now an Assistant Director. He is also the Managing Director of The Great Eagle Development and Project Management Limited. He graduated from the University of Hong Kong with a Bachelor's Degree in Architectural Studies and a Bachelor's Degree in Architecture. He is a registered architect with the Architect's Registration Board, Hong Kong. Mr. TONG has over 24 years' experience in property development and project management in Hong Kong, Mainland China and overseas.

**Mr. LEE Ching Ming, Adrian**

aged 51, joined the Group in 1994 as an Assistant Director. He is responsible for finance, investment and corporate communications. As a Director and the General Manager of The Great Eagle Estate Agents Limited, he is also responsible for the marketing, leasing and sales of the Group's properties. He graduated from the University of Hong Kong with a Bachelor of Social Sciences degree. Before joining the Group, Mr. LEE had worked in a major international bank for over 20 years.

**Miss NG Yin San, Regina**

aged 46, joined the Group in 1993 as an Assistant Director. She is responsible for the negotiation and general handling of commercial investments and projects, and overseeing the legal matters of the Group. She holds graduate and post-graduate qualifications in law from the University of Hong Kong and the University of London. Before joining the Group, Miss NG practised as solicitor for more than 10 years.

**Mr. MOK Siu Bun, Terry**

aged 49, joined the Group in 1981 and is now the Group's Financial Controller. He has a Master's Degree in Business Administration and has over 21 years' experience in accounting and finance in the real estate industry.

**Mr. LEUNG Tat Kai, Henry**

aged 49, joined the Group in January 2002 and is now a Director and the General Manager of The Great Eagle Properties Management Company, Limited. He is responsible for the management of the Group's property portfolio. Mr. Leung has a Bachelor's Degree in Laws and is an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom. He has over 20 years' experience in the real estate industry and property management.

**Mr. SO Yiu Wah, Eric**

aged 59, rejoined the Group in 2002 as Hotel Executive Vice President. He has extensive experience of international hotel management over 31 years.

**Mr. Kevin Brendan MURPHY**

aged 57, joined the Group in 1995 and is responsible for the marketing and international hotel expansion of the Group. With over 30 years' international experience on the five continents gained in senior corporate positions with several major hotel operating and owning companies, he is the Vice President of International Operations and Development of the Group's hotels division focusing on international operations and future growth with additional responsibility in 2003 for the marketing of owning hotels in Hong Kong.

### Mr. CHEUNG Tai Ming, Ringo

aged 41, joined the Group in 1986 and is now the Managing Director of Toptech Co. Limited, the Group's wholly-owned subsidiary, which is involved in the trading of building and architectural products in Hong Kong and Mainland China, an area in which Mr. CHEUNG has extensive experience.

### Mr. TSANG Yiu Wing, Peter

aged 52, joined the Group in 1994 as Company Secretary. He is responsible for the Group's company secretarial matters and also responsible for personnel, office administration and insurance matters in the Group's head office. Mr. TSANG is a Fellow of both The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Company Secretaries and is also a member of the Company Secretaries Panel in the latter Institute. He has 22 years' experience in company secretarial practice.

# Report of the Directors

For the year ended 31st December 2002
(Expressed in Hong Kong Dollars)

The Directors have pleasure in presenting their annual report together with the audited financial statements for the year ended 31st December 2002.

## Principal Activities

The principal activity of the Company is investment holding.

The principal activities of the subsidiaries are property development, property investment, hotel and restaurant operation, trading of building materials, share investment, provision of management and maintenance services, property management, insurance agency and sports club operations.

## Results and Dividends

The results of the Group for the year are set out in the consolidated income statement. Dividends paid and proposed for the year are set out in note 10 to the financial statements.

## Reserves

Movements during the year in the reserves of the Group and the Company are set out in note 23 to the financial statements.

## Five Years' Financial Summary

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out in Appendix II.

## Fixed Assets

The movements in the fixed assets of the Group during the year are set out in note 12 to the financial statements.

Details of the major interests in properties of the Group at 31st December 2002 are set out in Appendix I.

## Share Capital

The movements in share capital of the Company during the year are set out in note 22 to the financial statements.

## Purchase, Sale or Redemption of Shares

During the year ended 31st December 2002, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

## Share Option Scheme

Details of the Company's Share Option Scheme are set out in this Report on pages 25 and 26 and note 26 to the financial statements.

## Directors

The Directors of the Company during the year and up to the date of this report were:

Mr. LO Ying Shek

Madam LO TO Lee Kwan

Dr. LO Ka Shui

Mr. LO Kai Shui

Mr. Brian Shane McELNEY*

Mr. CHENG Hoi Chuen, Vincent*

Professor WONG Yue Chim, Richard*

Mrs. LEE Pui Ling, Angelina* *(appointed on 15th May 2002)*

Mr. LO Hong Sui, Antony

Madam LAW Wai Duen

Mr. LO Hong Sui, Vincent

Dr. LO Ying Sui, Archie

Mr. KAN Tak Kwong

* Independent Non-Executive Directors

In accordance with the Company's Bye-Laws, Mr. Brian Shane McELNEY, Madam LAW Wai Duen and Mr. KAN Tak Kwong shall retire from office at the forthcoming Annual General Meeting. They are all eligible for re-election. Mr. Brian Shane McELNEY has decided to retire from the Board and therefore not to stand for re-election. The other two retiring directors have offered themselves for re-election.

The term of office of each Independent Non-Executive Director is the period up to his retirement by rotation in accordance with the Company's Bye-Laws.

## Directors' Interests in the Share Capital of the Company and Associated Corporations

As at 31st December 2002, the interests of the Directors and their associates in the shares of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong ("SDI Ordinance") were as follows:

| | | Number of shares held | | | | |
|---|---|---|---|---|---|---|
| | Name of Director | Personal interests | Family interests | Corporate interests | Other interests | Total |
| **The Company** | LO Ying Shek | 5,069,110 | – | – | – | 5,069,110 |
| | LO TO Lee Kwan | – | – | – | – | – |
| | LO Ka Shui | 6,156,711 | – | 6,636,557 Note (5) | 306,383,384 Note (1) | 319,176,652 |
| | LO Kai Shui | – | – | 671,523 Note (6) | 306,383,384 Note (1) | 307,054,907 |
| | Brian Shane McELNEY | 14,000 | – | – | – | 14,000 |
| | CHENG Hoi Chuen, Vincent | – | 10,000 | – | – | 10,000 |
| | WONG Yue Chim, Richard | – | – | – | – | – |
| | LEE Pui Ling, Angelina | – | – | – | – | – |
| | LO Hong Sui, Antony | 2,769 | – | – | – | 2,769 |
| | LAW Wai Duen | 238,402 | – | – | 306,383,384 Note (1) | 306,621,786 |
| | LO Hong Sui, Vincent | 279 | – | – | – | 279 |
| | LO Ying Sui, Archie | 3,805,046 | 3,662 | 300,000 Note (7) | 306,383,384 Note (1) | 310,492,092 |
| | KAN Tak Kwong | 314,503 | – | – | – | 314,503 |

## Directors' Interests in the Share Capital of the Company and Associated Corporations (Cont'd)

During the year ended 31st December 2002, movements of the share options granted to Directors (some are also substantial shareholders) under the Company's share option schemes as required to be disclosed according to Rule 17.07 of the Stock Exchange Listing Rules were as follows:

| | | Number of shares | | | | | |
|---|---|---|---|---|---|---|---|
| Name of Director | *Year of grant of options | Outstanding options at 01/01/2002 | Options granted | Options exercised | Options cancelled | Options lapsed on 15/04/2002 | Outstanding options at 31/12/2002 |
| **LO Ying Shek** | 1997 | 120,000 | – | – | – | (120,000) | – |
| | 1998 | 300,000 | – | – | – | – | 300,000 |
| | 1999 | 120,000 | – | – | – | – | 120,000 |
| | 2000 | 130,000 | – | – | – | – | 130,000 |
| | 2001 | 180,000 | – | – | – | – | 180,000 |
| | 2002 | – | 150,000 | – | – | – | 150,000 |
| | | 850,000 | 150,000 | – | – | (120,000) | 880,000 |
| **LO Ka Shui** | 1997 | 120,000 | – | – | – | (120,000) | – |
| | 1998 | 300,000 | – | – | – | – | 300,000 |
| | 1999 | 120,000 | – | – | – | – | 120,000 |
| | 2000 | 130,000 | – | – | – | – | 130,000 |
| | 2001 | 180,000 | – | – | – | – | 180,000 |
| | 2002 | – | 150,000 | – | – | – | 150,000 |
| | | 850,000 | 150,000 | – | – | (120,000) | 880,000 |

## Directors' Interests in the Share Capital of the Company and Associated Corporations (Cont'd)

| Name of Director | *Year of grant of options | Number of shares: Outstanding options at 01/01/2002 | Options granted | Options exercised | Options cancelled | Options lapsed on 15/04/2002 | Outstanding options at 31/12/2002 |
|---|---|---|---|---|---|---|---|
| **LO Kai Shui** | 1997 | 120,000 | – | – | – | (120,000) | – |
| | 1998 | 300,000 | – | – | – | – | 300,000 |
| | 1999 | 120,000 | – | – | – | – | 120,000 |
| | 2000 | 130,000 | – | – | – | – | 130,000 |
| | 2001 | 180,000 | – | – | – | – | 180,000 |
| | 2002 | – | 150,000 | – | – | – | 150,000 |
| | | 850,000 | 150,000 | – | – | (120,000) | 880,000 |
| **KAN Tak Kwong** | 1997 | 50,000 | – | – | – | (50,000) | – |
| | 1998 | 450,000 | – | – | – | – | 450,000 |
| | 1999 | 25,000 | – | – | – | – | 25,000 |
| | 2000 | 50,000 | – | – | – | – | 50,000 |
| | 2001 | 130,000 | – | – | – | – | 130,000 |
| | 2002 | – | 110,000 | – | – | – | 110,000 |
| | | 705,000 | 110,000 | – | – | (50,000) | 765,000 |
| **Total:** | | 3,255,000 | 560,000 | – | – | (410,000) | 3,405,000 |

Notes:

(1) Options granted in the years of 1997 to 1999 were granted under the previous Executive Share Option Scheme which expired on 16th March 1999. Options granted in the years of 2000 to 2002 were granted under Great Eagle Holdings Limited Share Option Scheme (formerly Executive Share Option Scheme ) adopted on 10th June 1999.

(2) Consideration paid for each grant of option was $1.00.

(3) The closing price of shares of $0.50 each of the Company ("Shares") quoted on the Stock Exchange on 25th January 2002, being the business date immediately before the date (28th January 2002) on which share options were granted, was $8.35.

(4) The share options granted are not recognised in the financial statements until they are exercised. The Directors consider that it is not appropriate to disclose the value of options granted during the year, since any valuation of the above options would be subject to a number of assumptions that would be subjective and uncertain.

* Further required particulars of share options granted in each year are set out in note 26 to the financial statements.

## Directors' Interests in the Share Capital of the Company and Associated Corporations (Cont'd)

Other than as disclosed above, none of the Directors nor their associates had any interest in any securities of the Company or its associated corporations as defined in the SDI Ordinance. Furthermore, none of the Directors nor any of their spouses or children under the age of 18 had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

## Substantial Shareholders' Interests in the Company

As at 31st December 2002, the following Shareholders, not being Directors of the Company, were recorded in the register kept pursuant to Section 16(1) of SDI Ordinance as having an interest in 10% or more of the issued share capital of the Company:

| Name of Shareholder | Number of shares | Notes |
|---|---|---|
| LO Hung Suen | 306,383,384 | (1) |
| LO Wai Ki, Gwen | 309,462,464 | (1) |
| Shui Sing Company, Limited | 81,667,316 | (2) |
| Galtee Investment Limited | 95,097,946 | (2) |
| Shui Sing Holdings Limited | 255,380,375 | (3) |
| Shui Sing (BVI) Limited | 255,380,375 | (3) |
| HSBC Group * | 306,747,369 | (4) |

* HSBC Group included HSBC Holdings plc and its subsidiaries, namely, HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV, HSBC Europe (Netherlands) BV, HSBC Private Banking Holdings (Suisse) SA and HSBC International Trustee Limited.

Notes:

(1) The 306,383,384 shares of Dr. LO Ka Shui, Mr. LO Kai Shui, Madam LAW Wai Duen, Dr. LO Ying Sui, Archie and Madam LO Hung Suen and 306,383,384 of the 309,462,464 shares of Madam LO Wai Ki, Gwen were the same parcel of shares.

(2) The 81,667,316 shares held by Shui Sing Company, Limited and the 95,097,946 shares held by Galtee Investment Limited duplicated with the interests described in Note (3). Both of these companies were direct wholly-owned subsidiaries of Shui Sing (BVI) Limited which was a direct wholly-owned subsidiary of Shui Sing Holdings Limited.

(3) These 255,380,375 shares held by Shui Sing Holdings Limited and Shui Sing (BVI) Limited were the same parcel of shares and were duplicated in the interests described in Note (1).

(4) 306,383,384 shares of the 306,747,369 shares were the same parcel of shares as described in Note (1). HSBC International Trustee Limited ("HKIT"), as trustee of a discretionary trust in which the persons mentioned in Note (1) are the beneficiaries, were interested and/or deemed to be interested in the said 306,383,384 shares. The remaining shares were held by other trusts for which HKIT and a Hang Seng Bank Limited's subsidiary acted as trustees.

(5) The 6,636,557 shares were held by a company in which Dr. LO Ka Shui had entire interest.

(6) The 671,523 shares were held by a company in which Mr. LO Kai Shui had entire interest.

(7) The 300,000 shares were held by a company in which Dr. LO Ying Sui, Archie had entire interest.

## Directors' Interest in Contracts

Save as disclosed under connected transactions below, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## Connected Transactions

### Nomination of Nominated Sub-contractors under the Main Contract for the Mongkok Project

Renaissance City Development Company Limited (the "Developer"), a wholly-owned subsidiary of the Company, entered into a Main Contract dated 12th November 2001 (the "Main Contract") with Sun Fook Kong Holdings Limited (the "Main Contractor") whereby the Developer appointed the Main Contractor for the construction of the superstructure of the Mongkok Project comprising an office/retail/hotel complex and associated basement excavation for the retail portion for a consideration of $3,110 million. The transaction constituted a discloseable and connected transaction for the Company under the Stock Exchange Listing Rules and was disclosed in the 2001 Annual Report.

The Main Contract provides that the Developer will, through a competitive tendering process, designate nominated suppliers and subcontractors to carry out certain works covered by the Main Contract. Pursuant to the Main Contract and on 22nd April 2002, the Developer nominated (a) Sun Fook Kong E&M Management Limited as the nominated sub-contractor for the sub-contract for HVAC and electrical installation and (b) Daido Steel Works & Engineering Limited as the nominated sub-contractor for the sub-contract for plumbing, drainage and Town Gas installation. The nominated sub-contractors are wholly-owned subsidiaries of the Main Contractor. The Developer made the nominations after a competitive tendering process for each of the sub-contracts, on the basis that the nominated sub-contractors have submitted the lowest tenders for the relevant sub-contracts and on the basis of the analysis of the tenders made by the architect, the quantity surveyor and the electrical and mechanical consultant of the Mongkok Project.

The contract sums of the sub-contracts, being $279 million and $53 million respectively, have already been included in the total contract sum of $3,110 million under the Main Contract.

As at 19th April 2002, certain members of the Lo Ying Shek family and their related trusts and companies (the "LYS Group") were interested in shares representing in aggregate approximately 63.06% of the issued share capital of the Company. The Main Contractor was owned as to 95.92% and controlled by certain members of the LYS Group. In view of the interest of the LYS Group in the sub-contracts, the nominations for the sub-contracts constituted connected transactions for the Company under the Stock Exchange Listing Rules. An announcement was made on 22nd April 2002 as required under the Listing Rules.

## Arrangements to Acquire Shares or Debentures

Except for the Great Eagle Holdings Limited Share Option Scheme (formerly known as Executive Share Option Scheme) established by the Company, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## Service Contracts

There is no service contract with a Director which is not determinable by the Company within one year without payment of compensation (other than statutory compensations).

## Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Bye-Laws although there is no statutory restriction against such rights under the laws in Bermuda.

## Major Customers and Suppliers

During the year, the sales and purchases attributable to the Group's five largest customers and suppliers were less than 30% of total sales and purchases respectively.

## Code of Best Practice

The Company has complied throughout the year ended 31st December 2002 with the Code of Best Practice as set out in Appendix 14 of the Stock Exchange Listing Rules.

## Donations

Donations made by the Group for charitable and other purposes amounted to $212,795.

## Auditors

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board
**LO Ying Shek**
*Chairman*

Hong Kong, 11th March 2003

# Notice of 2003 Annual General Meeting

**NOTICE IS HEREBY GIVEN** that the 2003 Annual General Meeting of Members of Great Eagle Holdings Limited ("the Company") will be held at the Penthouse, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong on Wednesday, 14th May 2003 at 3:00 p.m. for the purpose of transacting the following business:

**As Ordinary Business**

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors of the Company for the year ended 31st December 2002.
2. To declare the payment of a Final Dividend.
3. To elect Directors in place of those retiring.
4. To fix a maximum number of Directors and authorise the Directors to appoint additional Directors up to such maximum number.
5. To fix Directors' fees.
6. To appoint Auditors and authorise the Directors to fix their remuneration.

**As Special Business**

7. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

(A) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase the shares of the Company ("Shares"), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased or repurchased by the Company on The Stock Exchange of Hong Kong Limited, or on any other stock exchange on which the Shares may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases, pursuant to the authority in paragraph (a) above, shall not exceed 10 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution, and the said authority shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) (or any other applicable law of Bermuda) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting."

(B) "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional Shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above, shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the authority in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other participants of such option scheme or arrangement of shares or rights to acquire Shares or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the members of the Company) the aggregate nominal amount of Shares purchased or repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution), and the said authority shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) (or any other applicable law of Bermuda) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(C) "**THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 7(B) in the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

By Order of the Board
**TSANG Yiu Wing, Peter**
*Company Secretary*

Hong Kong, 11th March 2003

*Registered Office:*
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

*Principal Office:*
33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

*Notes:*

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company.

2. In order to be valid, forms of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at 33rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof.

# Consolidated Income Statement

For the year ended 31st December 2002

(Expressed in Hong Kong Dollars)

| | Notes | 2002 $'000 | 2001 $'000 |
|---|---|---|---|
| Turnover | | 2,569,540 | 2,677,251 |
| Cost of goods and services | | (1,376,799) | (1,394,426) |
| Gross profit | | 1,192,741 | 1,282,825 |
| Other operating income | 5 | 30,482 | 72,384 |
| Administrative expenses | | (100,550) | (122,583) |
| Other operating expenses | | (42,480) | (109,473) |
| Profit from operations | 6 | 1,080,193 | 1,123,153 |
| Finance costs | 7 | (344,135) | (463,569) |
| Share of results of associates | | 3,429 | (13,263) |
| Profit before taxation | | 739,487 | 646,321 |
| Taxation | 9 | (119,305) | (108,279) |
| Profit after taxation | | 620,182 | 538,042 |
| Minority interests | | (30,738) | (30,743) |
| Profit attributable to shareholders | | 589,444 | 507,299 |
| Dividends | 10 | 87,447 | 121,213 |
| Basic earnings per share | 11 | $1.02 | $0.90 |
| Diluted earnings per share | 11 | $1.02 | $0.90 |

# Balance Sheets

At 31st December 2002

(Expressed in Hong Kong Dollars)

| | | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|---|
| | Notes | 2002<br>$'000 | 2001<br>$'000 | 2002<br>$'000 | 2001<br>$'000 |
| **Assets** | | | | | |
| Non-current assets | | | | | |
| Fixed assets | 12 | 28,162,019 | 27,809,250 | – | – |
| Interests in subsidiaries | 13 | – | – | 5,670,405 | 5,669,311 |
| Interests in associates | 14 | 131 | 3,018 | – | – |
| Other investments | 15 | 19,820 | 23,409 | – | – |
| Pledged bank deposits | 16 | 4,610 | 95,414 | – | – |
| | | 28,186,580 | 27,931,091 | 5,670,405 | 5,669,311 |
| Current assets | | | | | |
| Inventories | 17 | 51,131 | 57,050 | – | – |
| Debtors, deposits and prepayments | 18 | 275,644 | 323,639 | 193 | 184 |
| Bank balances and cash | | 621,242 | 709,859 | 2,057 | 1,247 |
| | | 948,017 | 1,090,548 | 2,250 | 1,431 |
| | | 29,134,597 | 29,021,639 | 5,672,655 | 5,670,742 |

| | Notes | THE GROUP 2002 $'000 | THE GROUP 2001 $'000 | THE COMPANY 2002 $'000 | THE COMPANY 2001 $'000 |
|---|---|---|---|---|---|
| **Liabilities** | | | | | |
| Current liabilities | | | | | |
| Creditors, deposits and accruals | 19 | 568,466 | 564,810 | 2,547 | 1,707 |
| Provision for taxation | | 164,682 | 183,787 | – | – |
| Borrowings due within one year | 20 | 2,237,509 | 2,195,301 | – | – |
| | | 2,970,657 | 2,943,898 | 2,547 | 1,707 |
| Non-current liabilities | | | | | |
| Borrowings due after one year | 20 | 10,803,785 | 10,155,374 | – | – |
| Deferred taxation | 21 | 215,339 | 173,470 | – | – |
| | | 11,019,124 | 10,328,844 | – | – |
| | | 13,989,781 | 13,272,742 | 2,547 | 1,707 |
| **Minority interests** | | 540,972 | 625,652 | – | – |
| | | 14,530,753 | 13,898,394 | 2,547 | 1,707 |
| **Net assets** | | 14,603,844 | 15,123,245 | 5,670,108 | 5,669,035 |
| **Represented by** | | | | | |
| Share capital | 22 | 291,489 | 288,584 | 291,489 | 288,584 |
| Reserves | 23 | 14,312,355 | 14,834,661 | 5,378,619 | 5,380,451 |
| **Total shareholders' funds** | | 14,603,844 | 15,123,245 | 5,670,108 | 5,669,035 |

The financial statements on pages 33 to 85 were approved and authorised for issue by the Board of Directors on 11th March 2003 and are signed on its behalf by:

**LO Ka Shui**

*Director*

**LO Kai Shui**

*Director*

# Consolidated Statement of Changes in Equity

For the year ended 31st December 2002

(Expressed in Hong Kong Dollars)

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Opening balance – total equity | 15,123,245 | 17,502,340 |
| Revaluation decrease in investment and hotel properties | (1,139,605) | (3,022,372) |
| Revaluation decrease in other investments | (9,794) | (11,555) |
| Exchange differences arising on translation of overseas operations | 76,538 | (51,329) |
| Net loss not recognised in the income statement | (1,072,861) | (3,085,256) |
| Profit attributable to shareholders | 589,444 | 507,299 |
| Revaluation decrease released upon impairment loss recognised in respect of other investments | 19,389 | – |
| Revaluation increase released upon disposal of investment property | – | (34,756) |
| Release of contributed surplus due to decrease in shareholdings by minority shareholder | – | 249 |
| | 608,833 | 472,792 |
| Dividends paid | (109,953) | (150,830) |
| Shares issued at premium | 54,621 | 384,265 |
| Share issue expenses | (41) | (66) |
| Closing balance – total equity | 14,603,844 | 15,123,245 |

# Consolidated Cash Flow Statement

For the year ended 31st December 2002

(Expressed in Hong Kong Dollars)

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| **Operating activities** | | |
| Profit before taxation | 739,487 | 646,321 |
| Adjustments for: | | |
| Share of results of associates | (3,429) | 13,263 |
| Interest income | (17,563) | (36,293) |
| Interest expenses | 335,171 | 424,834 |
| Provision for premium on redemption of convertible bonds | – | 13,625 |
| Dividends received from unlisted investments | (994) | (4,086) |
| Dividends received from listed investments | (70) | (74) |
| Profits on disposal of fixed assets | – | (26,099) |
| Allowance for doubtful debts | 7,406 | 24,486 |
| Depreciation on fixed assets | 4,945 | 5,640 |
| Amortisation on other assets | – | 3,230 |
| Other assets written off | – | 3,395 |
| Fitting-out works of investment and hotel properties written off | 22,310 | 32,439 |
| Impairment loss recognised in respect of other investments | 19,389 | 36,622 |
| Operating cash flows before movements in working capital | 1,106,652 | 1,137,303 |
| Decrease in inventories | 5,919 | 1,221 |
| Decrease in debtors, deposits and prepayments | 44,831 | 169,463 |
| Decrease in bills payables, creditors, deposits and accruals | (16,029) | (16,882) |
| Decrease in amounts due from associates | – | 18,072 |
| **Cash generated from operations** | 1,141,373 | 1,309,177 |
| Interest paid | (558,760) | (615,652) |
| Hong Kong Profits Tax paid | (77,245) | (75,809) |
| Hong Kong Profits Tax refunded | – | 33 |
| Other jurisdictions tax paid | (19,057) | (60,484) |
| Other jurisdictions tax refunded | 295 | – |
| **Net cash from operating activities** | 486,606 | 557,265 |

## Consolidated Cash Flow Statement

| | Note | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|---|
| **Investing activities** | | | |
| Interest received | | 19,284 | 31,302 |
| Dividends received from unlisted investments | | 994 | 7,303 |
| Dividends received from listed investments | | 70 | 74 |
| Dividends received from associates | | 150 | 4,934 |
| Purchase of fixed assets | | (935,638) | (1,356,715) |
| Proceeds on disposal of fixed assets | | – | 251,860 |
| Acquisition of subsidiaries | 24 | (32,508) | (1,641,783) |
| Investments in associates | | (8) | (1,559) |
| Advance to an associate | | (9,992) | – |
| Capital return from other investment | | 3,900 | 11,699 |
| Increase in other investments | | (10,102) | (624) |
| Decrease in pledged deposits | | 90,804 | 8,742 |
| **Net cash used in investing activities** | | (873,046) | (2,684,767) |
| **Financing activities** | | | |
| Dividends paid to shareholders | | (53,332) | (67,494) |
| Dividends paid to minority shareholders | | – | (109) |
| Issue of shares | | – | 869 |
| Share issue expenses | | (41) | (66) |
| Change in equity holding and net repayment to minority shareholders | | (15,907) | (242,125) |
| New bank loans raised | | 2,535,769 | 4,858,041 |
| Repayments of bank loans | | (2,158,149) | (1,022,756) |
| Redemption of convertible bonds | | – | (1,204,136) |
| **Net cash from financing activities** | | 308,340 | 2,322,224 |
| **(Decrease) increase in cash and cash equivalents** | | (80,100) | 194,722 |
| **Effect of foreign exchange rates changes** | | (9,916) | (17,644) |
| **Cash and cash equivalents at the beginning of the year** | | 709,394 | 532,316 |
| **Cash and cash equivalents at the end of the year** | | 619,378 | 709,394 |
| **Analysis of the balance of cash and cash equivalents** | | | |
| Cash and cash equivalent as previously reported | | – | 609,394 |
| Effect of reclassification of short-term bank loans | | – | 100,000 |
| Cash and cash equivalent as restated | | 619,378 | 709,394 |
| Being: | | | |
| Bank balances and deposits | | 621,242 | 709,859 |
| Bank overdrafts | | (1,864) | (465) |
| | | 619,378 | 709,394 |

# Notes to the Financial Statements

For the year ended 31st December 2002
(Expressed in Hong Kong Dollars)

## 1. General

The Company is a company incorporated in Bermuda with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activity of the Company is investment holding.

The principal activities of the subsidiaries are property development, property investment, hotel and restaurant operations, trading of building materials, share investment, provision of management and maintenance services, property management, insurance agency and sports club operation.

## 2. Adoption of Statements of Standard Accounting Practice/Changes in Accounting Policies

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in the following changes in the Group's accounting policies and the presentation of its financial statements. In addition, the new and revised SSAPs have introduced additional disclosure requirements which have been adopted in these financial statements.

### Presentation of financial statements

The revisions to SSAP 1 (Revised) "Presentation of the financial statements" have introduced the new format of presentation of the statement of changes in equity in the current year's financial statements. The presentation in prior year's financial statements has been restated in order to achieve a consistent presentation.

### Cash flow statements

In the current year, the Group has adopted SSAP 15 (Revised) "Cash flow statements". Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate heading, are classified as operating/investing/financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In additions, the amounts presented for cash and cash equivalent have been amended to exclude short-term loans that are financing in nature. The presentation in the prior year's cash flow statement has been restated in order to achieve a consistent presentation.

### Employee benefits

In the current year, the Group has adopted SSAP 34 "Employee benefits", which introduces measurement rules and disclosure requirements for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 did not have any material impact on the financial statements.

## 3. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment and hotel properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

### Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

### Goodwill and negative goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate. Negative goodwill, represents the excess over the purchase consideration of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate. Goodwill is capitalised and amortised over its estimated useful life. Negative goodwill will be released to income statement based on an analysis of the circumstances from which the balance resulted.

Goodwill arising on the acquisitions of subsidiaries is presented separately in the balance sheet. Negative goodwill arising on acquisitions of subsidiaries is presented as a deduction from non-current assets. Any premium or discount arising on the acquisition of interests in associates, representing the excess or shortfall respectively of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the associates at the date of acquisition, is dealt with and included in interest in associates.

On the disposal of an investment in a subsidiary or an associate, the attributable amount of unamortised goodwill or unreleased negative goodwill is included in the determination of the profit or loss on disposal.

### Turnover

Turnover represents the aggregate of gross rental income, income from hotel and restaurant operations, proceeds from sales of building materials, property management and maintenance income, agency commission and sports club operation.

## 3. Significant Accounting Policies (Cont'd)

### Revenue recognition

Rental income, including rentals invoiced in advance under operating leases, is recognised on a straight-line basis over the terms of the relevant leases.

Hotel operation income is recognised upon the provision of services and the utilisation by guests of the hotel facilities.

Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholder's rights to receive payment have been established.

### Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market values based on professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the property revaluation reserve attributable to the property disposed of is credited to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

### Hotel properties

Hotel properties comprise interests in land and buildings and their integral fixed plant which are collectively used in the operation of a hotel and are stated at their open market values based on professional valuations at the balance sheet date.

It is the Group's policy to maintain the hotel properties in such condition that their residual value is not currently diminished by the passage of time and that any element of depreciation is insignificant. Therefore, no depreciation charge is recognised in respect of its hotel properties. The related maintenance and repairs expenditure is charged to the income statement in the year in which it is incurred.

## 3. Significant Accounting Policies (Cont'd)

### Properties under development

Land and buildings in the course of development for sale, rental or administrative purposes or for purposes not yet determined are carried at cost less any impairment loss considered necessary by the Directors. Cost includes land costs, development costs, borrowing costs capitalised and other direct costs attributable to such properties.

Properties under development which are intended to be held for the long term for their investment potential are shown as non-current assets. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Properties under development which are intended to be held for sale will be treated as properties under development for sale and are shown as current assets.

### Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

### Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any identified impairment losses.

No depreciation is provided to write off the cost of freehold land and properties under development. Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the straight-line method, at the following rates per annum:

| | |
|---|---|
| Leasehold land | Over the term of the lease |
| Buildings | Over the shorter of the term of the lease, or 50 years |
| Furniture and fixtures, motor vehicles and plant and machinery | 20% |

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

## 3. Significant Accounting Policies (Cont'd)

### Investments in subsidiaries

A subsidiary is an enterprise controlled by the Company.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

### Investments in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, through participation in its financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

### Other investments

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Where securities are held for trading purposes, unrealised gains or losses are included in net profit or loss for the period. Investments in securities acquired other than for trading purposes are stated at fair value at the subsequent reporting dates. Unrealised gains and losses arising on investments acquired other than for trading purposes are dealt with in equity until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Unlisted investments are accounted for as fixed return investments where the income to be derived from such interests is predetermined in accordance with the provisions of the relevant agreements. Such investments are initially recorded at cost. Payments receivable each year under the relevant agreements are apportioned between income and reduction of the carrying value of the investments so as to give a constant periodic rate of return on the net investment.

### Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

## 3. Significant Accounting Policies (Cont'd)

*Impairment*

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that other accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

**Foreign currencies**

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions or at contracted settlement rates. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement. Gains and losses arising on the translation of foreign currency borrowings used to finance net investments in overseas operations are taken directly to the exchange translation reserve.

On consolidation, the financial statements of overseas operations which are denominated in currencies other than the Hong Kong dollar are translated at the rates of exchange prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising on consolidation, if any, are classified as equity and transferred to the Group's exchange translation reserve. Such translation difference are recognised as income or as expenses in the period in which the operation is disposed of.

**Taxation**

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

**Operating leases**

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

## 3. Significant Accounting Policies (Cont'd)

### Retirement benefit costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

## 4. Business and Geographical Segments

### Business segments

For management purposes, the Group is currently organised into the following operations:

| | | |
|---|---|---|
| Property leasing | – | rental income from leasing of properties. |
| Hotel operation | – | hotels and furnished apartments operations. |
| Other operations | – | property development, sales of building materials, restaurant operation, provision of property management, maintenance and agency services, provision of insurance agency services and sports club operation. |

These operations are the basis on which the Group reports its primary segment information.

## 4. Business and Geographical Segments (Cont'd)

Segment information about these businesses is presented below:

**2002**

| | Property leasing $'000 | Hotel operation $'000 | Other operations $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|
| TURNOVER | | | | | |
| External sales | 795,464 | 1,524,917 | 249,159 | – | 2,569,540 |
| Inter-segment sales | 20,733 | – | 28,989 | (49,722) | – |
| Total revenue | 816,197 | 1,524,917 | 278,148 | (49,722) | 2,569,540 |

Inter-segment sales are charged at a mutually agreed price.

| | Property leasing $'000 | Hotel operation $'000 | Other operations $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|
| RESULT | | | | | |
| Segment results | 683,388 | 437,390 | 17,246 | | 1,138,024 |
| Unallocated corporate expenses | | | | | (57,831) |
| Profit from operations | | | | | 1,080,193 |
| Finance costs | | | | | (344,135) |
| Share of results of associates | 3,396 | – | 33 | | 3,429 |
| Profit before taxation | | | | | 739,487 |
| Taxation | | | | | (119,305) |
| Profit after taxation | | | | | 620,182 |

## 4. Business and Geographical Segments (Cont'd)

### 2002 (Cont'd)

### Other information

| | Property leasing $'000 | Hotel operation $'000 | Other operations $'000 | Consolidated $'000 |
|---|---|---|---|---|
| Capital expenditure | 180,361 | 40,184 | 1,119,989 | 1,340,534 |
| Depreciation | 21 | 39 | 4,885 | 4,945 |
| Non-cash expenses other than depreciation | 16,711 | 5,600 | 26,794 | 49,105 |

### Balance sheet

| | Property leasing $'000 | Hotel operation $'000 | Other operations $'000 | Consolidated $'000 |
|---|---|---|---|---|
| ASSETS | | | | |
| Segment assets | 12,930,422 | 8,193,941 | 7,988,668 | 29,113,031 |
| Interests in associates | 3,228 | | (3,097) | 131 |
| Unallocated corporate assets | | | | 21,435 |
| Consolidated total assets | | | | 29,134,597 |
| LIABILITIES | | | | |
| Segment liabilities | 295,827 | 335,780 | 178,603 | 810,210 |
| Unallocated corporate liabilities | | | | 13,179,571 |
| Consolidated total liabilities | | | | 13,989,781 |

## 4. Business and Geographical Segments (Cont'd)

**2001**

| | Property leasing $'000 | Hotel operation $'000 | Other operations $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|
| TURNOVER | | | | | |
| External sales | 859,226 | 1,552,674 | 265,351 | – | 2,677,251 |
| Inter-segment sales | 11,920 | – | 36,690 | (48,610) | – |
| Total revenue | 871,146 | 1,552,674 | 302,041 | (48,610) | 2,677,251 |

Inter-segment sales are charged at a mutually agreed price.

| | Property leasing $'000 | Hotel operation $'000 | Other operations $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|
| RESULT | | | | | |
| Segment results | 810,663 | 439,341 | 25,214 | | 1,275,218 |
| Unallocated corporate expenses | | | | | (152,065) |
| Profit from operations | | | | | 1,123,153 |
| Finance costs | | | | | (463,569) |
| Share of results of associates | 1,169 | – | (14,432) | | (13,263) |
| Profit before taxation | | | | | 646,321 |
| Taxation | | | | | (108,279) |
| Profit after taxation | | | | | 538,042 |

## 4. Business and Geographical Segments (Cont'd)

### 2001 (Cont'd)

### Other information

| | Property leasing $'000 | Hotel operation $'000 | Other operations $'000 | Consolidated $'000 |
|---|---|---|---|---|
| Capital expenditure | 2,755,686 | 74,115 | 694,886 | 3,524,687 |
| Depreciation and amortisation | 290 | 4,500 | 4,080 | 8,870 |
| Non-cash expenses other than depreciation | 605 | 25,968 | 70,369 | 96,942 |

### Balance sheet

| | Property leasing $'000 | Hotel operation $'000 | Other operations $'000 | Consolidated $'000 |
|---|---|---|---|---|
| ASSETS | | | | |
| Segment assets | 13,919,679 | 7,951,549 | 6,868,447 | 28,739,675 |
| Interests in associates | 16,148 | – | (13,130) | 3,018 |
| Unallocated corporate assets | | | | 278,946 |
| Consolidated total assets | | | | 29,021,639 |
| LIABILITIES | | | | |
| Segment liabilities | 325,194 | 290,556 | 83,719 | 699,469 |
| Unallocated corporate liabilities | | | | 12,573,273 |
| Consolidated total liabilities | | | | 13,272,742 |

## 4. Business and Geographical Segments (Cont'd)

### Geographical segments

A geographical analysis of the Group's turnover and contribution to profit from operations, by geographical market, is as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Turnover $'000 | Contribution to profit from operations $'000 | Turnover $'000 | Contribution to profit from operations $'000 |
| Hong Kong | 1,262,827 | 664,795 | 1,299,299 | 661,607 |
| North America | 769,869 | 262,155 | 848,262 | 309,776 |
| Europe | 289,145 | 100,169 | 285,349 | 94,332 |
| Asia Pacific, other than Hong Kong | 247,699 | 53,074 | 244,341 | 57,438 |
| | 2,569,540 | 1,080,193 | 2,677,251 | 1,123,153 |

An analysis of the carrying amount of segment assets and additions to fixed assets by the geographical area in which the assets are located is as follows:

| | Carrying amount of segment assets | | Additions to fixed assets | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| Hong Kong | 22,716,759 | 22,928,924 | 1,159,547 | 2,690,493 |
| North America | 3,565,821 | 3,589,117 | 174,042 | 817,108 |
| Europe | 1,955,213 | 1,641,521 | 4,873 | 12,160 |
| Asia Pacific, other than Hong Kong | 896,804 | 862,077 | 2,072 | 4,926 |
| | 29,134,597 | 29,021,639 | 1,340,534 | 3,524,687 |

## 5. Other Operating Income

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Included in other operating income are: | | |
| Dividends received from unlisted investments | 994 | 4,086 |
| Dividends received from listed investments | 70 | 74 |
| Profit on disposal of fixed assets | – | 26,099 |
| Interest income | 17,563 | 36,293 |

## 6. Profit from Operations

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Profit from operations has been arrived at after charging: | | |
| Allowance for doubtful debts | 7,406 | 24,486 |
| Amortisation on other assets | – | 3,230 |
| Auditors' remuneration | 4,095 | 4,111 |
| Depreciation on fixed assets | 4,945 | 5,640 |
| Fitting-out works of investment and hotel properties written off | 22,310 | 32,439 |
| Impairment loss recognised in respect of other investments | 19,389 | 36,622 |
| Net exchange loss | 104 | – |
| Operating lease payments on rented premises | 2,337 | 2,187 |
| Other assets written off | – | 3,395 |
| Staff costs, including directors' emoluments | 556,795 | 564,208 |
| and after crediting: | | |
| Rental income from investment properties less related outgoings | 691,032 | 764,513 |
| Net exchange gain | – | 1,053 |

## 7. Finance Costs

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Interest on bank borrowings not wholly repayable within five years | 109,091 | 13,752 |
| Interest on bank borrowings wholly repayable within five years | 313,014 | 508,535 |
| Interest on other loan not wholly repayable within five years | 49,584 | 49,292 |
| Interest on other loans wholly repayable within five years | 56,272 | 77,540 |
| Interest on convertible bonds | – | 8,097 |
| Amortisation on convertible bond issuing expenses | – | 1,233 |
| Provision for premium on redemption of convertible bonds | – | 13,625 |
| Other borrowing costs | 62,629 | 35,665 |
| Total borrowing costs | 590,590 | 707,739 |
| Less: Amount capitalised to property under development | (246,455) | (244,170) |
| | 344,135 | 463,569 |

## 8. Directors' and Employees' Emoluments

### Directors' emoluments

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Fees: | | |
| Directors | 180 | 198 |
| Independent Non-Executive Directors | 53 | 44 |
| | 233 | 242 |
| Other emoluments: | | |
| Directors | | |
| Salaries and other benefits | 12,600 | 12,945 |
| Deemed benefits of share options granted (Note) | – | 1,211 |
| Retirement schemes contributions | 358 | 358 |
| Independent Non-Executive Directors | – | – |
| | 12,958 | 14,514 |
| | 13,191 | 14,756 |

## 8. Directors' and Employees' Emoluments (Cont'd)

Mr. CHENG Hoi Chuen, Vincent, an Independent Non-Executive Director, waived his director's fee with effect from the financial year 1998. Save as afore-mentioned, none of the Directors has waived the rights to receive their emoluments.

| | 2002 Number of Directors | 2001 Number of Directors |
|---|---|---|
| Bands: | | |
| Nil to $1,000,000 | 8 | 7 |
| $1,000,001 – $1,500,000 | 2 | 1 |
| $1,500,001 – $2,000,000 | – | 1 |
| $2,000,001 – $2,500,000 | 1 | – |
| $2,500,001 – $3,000,000 | – | 1 |
| $3,000,001 – $3,500,000 | 1 | 1 |
| $4,500,001 – $5,000,000 | 1 | – |
| $5,000,001 – $5,500,000 | – | 1 |
| | 13 | 12 |

**Employees' emoluments**

Of the five individuals with the highest emoluments in the Group, three (2001: three) were Directors of the Company whose emoluments are included in the disclosures above. The emoluments of the remaining two individuals were as follows:

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Salaries and other benefits | 4,398 | 4,555 |
| Deemed benefits of share options granted (Note) | – | 235 |
| Retirement schemes contributions | 172 | 165 |
| | 4,570 | 4,955 |

## 8. Directors' and Employees' Emoluments (Cont'd)

| | 2002 Number of employees | 2001 Number of employees |
|---|---|---|
| Bands: | | |
| $2,000,001 – $2,500,000 | 1 | 1 |
| $2,500,001 – $3,000,000 | 1 | 1 |
| | 2 | 2 |

Note:

Under the Group's share option scheme, share options have been granted to qualified Directors and employees. The deemed benefits were arrived at by multiplying the difference between the subscription price and the open market closing price of the Company's shares at the date of granting of the share options by the number of shares convertible under the share options granted during the relevant year.

## 9. Taxation

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Company and subsidiaries: | | |
| Hong Kong | 61,028 | 58,931 |
| Other jurisdictions | 15,899 | 49,039 |
| Deferred taxation (note 21) | 41,838 | 221 |
| Share of taxation of associates: | | |
| Hong Kong | 540 | 88 |
| | 119,305 | 108,279 |

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimate assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

## 10. Dividends

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Interim dividend at 5 cents per share on 582,978,151 shares (2001: 7 cents per share on 577,167,420 shares) | 29,149 | 40,402 |
| Proposed final dividend at 10 cents per share on 582,978,151 shares (2001: 14 cents per share on 577,167,420 shares) | 58,298 | 80,804 |
| Underprovision of 2000 final dividend at 20 cents per share on 36,962 shares | – | 7 |
| | 87,447 | 121,213 |

A final dividend in respect of 2002 at 10 cents per share has been proposed by the Directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

## 11. Earnings Per Share

The calculation of basic and diluted earnings per share is based on the following data:

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| **Earnings** | | |
| Earnings for the purpose of basic and diluted earnings per share | 589,444 | 507,299 |

| | 2002 | 2001 |
|---|---|---|
| **Number of shares** | | |
| Weighted average number of shares for the purpose of basic earnings per share | 580,494,660 | 565,761,014 |
| Effect of dilutive potential shares: | | |
| Share options | 97,113 | 846,198 |
| Weighted average number of shares for the purpose of diluted earnings per share | 580,591,773 | 566,607,212 |

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices of those options are higher than the average market prices of the Company's shares for both 2002 and 2001.

## 12. Fixed Assets

| | Investment properties $'000 | Hotel properties $'000 | Property under development $'000 | Land and buildings $'000 | Furniture and fixtures $'000 | Motor vehicles $'000 | Plant and machinery $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|---|
| THE GROUP | | | | | | | | |
| COST/VALUATION | | | | | | | | |
| At 1st January 2002 | 13,530,341 | 7,571,484 | 6,699,619 | 44 | 62,532 | 4,570 | 2,865 | 27,871,455 |
| Exchange adjustments | 323 | 282,641 | - | - | - | - | - | 282,964 |
| Acquisition of subsidiaries | 156,241 | - | - | - | - | - | - | 156,241 |
| Additions | 24,095 | 40,162 | 1,109,154 | - | 10,757 | - | 125 | 1,184,293 |
| Disposals/written off | (16,710) | (5,600) | - | - | - | (174) | - | (22,484) |
| Revaluation decrease | (1,170,390) | (73,084) | - | - | - | - | - | (1,243,474) |
| At 31st December 2002 | 12,523,900 | 7,815,603 | 7,808,773 | 44 | 73,289 | 4,396 | 2,990 | 28,228,995 |
| DEPRECIATION | | | | | | | | |
| At 1st January 2002 | - | - | - | 10 | 56,096 | 3,294 | 2,805 | 62,205 |
| Charge for the year | - | - | - | - | 4,341 | 557 | 47 | 4,945 |
| Eliminated on disposal | - | - | - | - | - | (174) | - | (174) |
| At 31st December 2002 | - | - | - | 10 | 60,437 | 3,677 | 2,852 | 66,976 |
| NET BOOK VALUES | | | | | | | | |
| At 31st December 2002 | 12,523,900 | 7,815,603 | 7,808,773 | 34 | 12,852 | 719 | 138 | 28,162,019 |
| At 31st December 2001 | 13,530,341 | 7,571,484 | 6,699,619 | 34 | 6,436 | 1,276 | 60 | 27,809,250 |
| Represented by: | | | | | | | | |
| At cost | - | - | 7,808,773 | 44 | 73,289 | 4,396 | 2,990 | 7,889,492 |
| At valuation | 12,523,900 | 7,815,603 | - | - | - | - | - | 20,339,503 |
| | 12,523,900 | 7,815,603 | 7,808,773 | 44 | 73,289 | 4,396 | 2,990 | 28,228,995 |

## 12. Fixed Assets (Cont'd)

(a) Investment and hotel properties were revalued at 31st December 2002 on an open market value basis by independent professional property valuers, except for properties located in USA, as follows:

Investment and hotel properties in Hong Kong – Chesterton Petty Ltd.
Hotel properties in United Kingdom – Chesterton Plc.
Hotel properties in Canada – Colliers International Realty Advisors Inc.
Hotel properties in Australia – CB Richard Ellis (V) Pty Ltd.
Hotel properties in New Zealand – CB Richard Ellis Hotels & Leisure Ltd.

Investment and hotel properties located in USA with a carrying value amounting to $1,715,000,000 and $725,307,000 respectively at 31st December 2002 were valued by an employee of the Group, Mr. David P. Crum, MAI Designated Members of Appraisal Institute and CCIM Designated Member of Commercial Investment Real Estate Institute in USA on an open market value basis.

The above-mentioned valuations have been adopted by the Directors in these financial statements and the revaluation decrease arising on revaluation has been charged to property revaluation reserve.

(b) The carrying amount of investment properties includes lands situated in Hong Kong and outside Hong Kong as follows:

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Long lease in Hong Kong | 1,461,800 | 1,565,700 |
| Medium-term leases in Hong Kong | 9,347,100 | 10,283,500 |
| Freehold land outside Hong Kong | 1,715,000 | 1,681,141 |
| | 12,523,900 | 13,530,341 |

(c) The carrying amount of hotel properties includes lands situated in Hong Kong and outside Hong Kong as follows:

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Long leases in Hong Kong | 328,000 | 381,000 |
| Medium-term leases in Hong Kong | 3,271,000 | 3,273,000 |
| Freehold land outside Hong Kong | 4,216,603 | 3,917,484 |
| | 7,815,603 | 7,571,484 |

## 12. Fixed Assets (Cont'd)

(d) Property under development

The property under development represents property situated in Hong Kong held under medium-term lease.

Included in property under development are borrowing costs capitalised of approximately $2,015,929,000 (2001: $1,769,474,000). The effective interest rate capitalised for the project during the year was 3.8% (2001: 5.3%).

(e) Land and buildings are situated in Hong Kong and held under medium-term leases.

## 13. Interests in Subsidiaries

| | THE COMPANY | |
|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 |
| Unlisted shares, at cost | 1,572,734 | 1,572,734 |
| Amount due from a subsidiary | 4,097,671 | 4,096,577 |
| | 5,670,405 | 5,669,311 |

The amount due from a subsidiary is unsecured, interest free and has no fixed repayment term. The Company has agreed not to demand for repayment within the next twelve months from the balance sheet date and accordingly, the amount has been classified as non-current.

Particulars regarding the principal subsidiaries are set out in note 32.

## 14. Interests in Associates

| | THE GROUP | |
|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 |
| Share of net assets: | | |
| Unlisted associates | (9,861) | 3,018 |
| Listed associate | – | – |
| Amount due from an associate | 9,992 | – |
| | 131 | 3,018 |
| Market value of listed securities | 3,753 | – |

## 14. Interests in Associates (Cont'd)

The Group has agreed to make good the losses incurred by certain associates in full and accordingly, the interest in associates included the Group's share of the net liabilities of certain associates.

The amount due from an associate is unsecured, interest-free and has no fixed repayment terms. The Group has agreed not to demand for repayment within the next twelve months from the balance sheet date and accordingly, the amount has been classified as non-current.

Particulars regarding the principal associates are set out in note 33.

## 15. Other Investments

| | THE GROUP | |
|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 |
| Fixed return investment in other regions of the People's Republic of China, unlisted | 7,799 | 11,696 |
| Not-for-trading securities | | |
| Unlisted in Hong Kong | 246 | 246 |
| Listed in Hong Kong | 11,775 | 11,467 |
| | 12,021 | 11,713 |
| | 19,820 | 23,409 |
| Market value of listed securities | 11,775 | 11,467 |

As an investee company operated at loss continuously, the directors determined that the investment is fully impaired. Accordingly, an impairment loss of $19,389,000 in respect of the investment was recognised in the income statement during the year.

## 16. Pledged Bank Deposits

The pledged deposits have been placed in a designated bank as part of the securities provided for long-term facilities granted to the Group.

## 17. Inventories

| | THE GROUP | |
|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 |
| Completed properties for sale | 42 | 42 |
| Raw materials | 26,844 | 29,472 |
| Provisions and beverages | 14,492 | 14,526 |
| Work in progress | 9,753 | 13,010 |
| | 51,131 | 57,050 |

Included above are raw materials of $1,700,000 (2001: nil) carried at net realisable value.

## 18. Trade Debtors

The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30-60 days to its trade customers. Rentals receivable from tenants and service income receivable from customers are payable on presentation of invoices. The aged analysis of trade debtors is as follows:

| | THE GROUP | |
|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 |
| 0 – 3 months | 139,744 | 140,372 |
| 3 – 6 months | 11,661 | 16,123 |
| Over 6 months | 20,854 | 19,057 |
| | 172,259 | 175,552 |

## 19. Trade Creditors

The aged analysis of trade creditors is as follows:

| | THE GROUP | |
|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 |
| 0 – 3 months | 117,451 | 107,452 |
| 3 – 6 months | 697 | 499 |
| Over 6 months | 1,698 | 883 |
| | 119,846 | 108,834 |

## 20. Borrowings

| | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 | 2002<br>$'000 | 2001<br>$'000 |
| Bank overdrafts (unsecured) | 1,864 | 465 | – | – |
| Bank loans and revolving loans (secured) | 11,280,908 | 10,686,145 | – | – |
| Bills payable | 19,288 | 10,972 | – | – |
| Other long-term loans (secured) | 1,739,234 | 1,653,093 | – | – |
| | 13,041,294 | 12,350,675 | – | – |
| The maturity of the above loans and overdrafts is as follows: | | | | |
| On demand or within one year | 2,237,509 | 2,195,301 | – | – |
| More than one year but not exceeding two years | 1,550,873 | 1,710,182 | – | – |
| More than two years but not exceeding five years | 6,598,498 | 7,264,175 | – | – |
| More than five years | 2,654,414 | 1,181,017 | – | – |
| | 13,041,294 | 12,350,675 | – | – |
| Less: Amounts due within one year shown under current liabilities | (2,237,509) | (2,195,301) | – | – |
| Amounts due after one year | 10,803,785 | 10,155,374 | – | – |

Secured bank loans include a loan of $3,310 million (2001: $3,490 million) obtained from a syndicate of banks by an indirect subsidiary in which the Group has a 85.93% (2001: 85.93%) interest.

Other long-term loans bear interest at various rates and are repayable by instalments.

## 21. Deferred Taxation

| | THE GROUP | |
|---|---|---|
| | 2002 $'000 | 2001 $'000 |
| Balance at beginning of the year | 173,470 | 173,289 |
| Exchange adjustments | 31 | (40) |
| Charge for the year (note 9) | 41,838 | 221 |
| Balance at end of the year | 215,339 | 173,470 |

At the balance sheet date, the major components of deferred taxation liability, provided and unprovided, were as follows:

| | PROVIDED | | UNPROVIDED | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| Deferred taxation relating to gain on disposal of overseas properties | 159,361 | 149,755 | – | – |
| Other timing differences | 55,978 | 23,715 | – | – |
| Deferred taxation relating to the revaluation of overseas properties | – | – | 518,946 | 564,919 |
| | 215,339 | 173,470 | 518,946 | 564,919 |

## 21. Deferred Taxation (Cont'd)

The amount of unprovided deferred taxation credit of the Group for the year was due to:

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Decrease arising from the revaluation of | | |
| overseas properties | 45,973 | 229,151 |

Deferred taxation has not been provided on the revaluation increase or decrease of the Group's properties in Hong Kong and investments in securities not held for trading because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the increase or decrease arising on revaluation does not constitute a timing difference for tax purpose.

The Company did not have other significant deferred taxation assets or liabilities at the balance sheet date.

## 22. Share Capital

| | | 2002 | | 2001 | |
|---|---|---|---|---|---|
| | | Number of shares '000 | Nominal value $'000 | Number of shares '000 | Nominal value $'000 |
| (a) | Authorised: | | | | |
| | Shares of $0.50 each | | | | |
| | Balance brought forward and carried forward | 800,000 | 400,000 | 800,000 | 400,000 |
| (b) | Issued and fully paid: | | | | |
| | Shares of $0.50 each | | | | |
| | Balance brought forward | 577,167 | 288,584 | 552,105 | 276,052 |
| | Issued in consideration for the acquisition of subsidiaries | – | – | 16,670 | 8,335 |
| | Issued upon exercise of share options under the Share Option Scheme | – | – | 125 | 63 |
| | Issued as scrip dividends | 5,811 | 2,905 | 8,267 | 4,134 |
| | Balance carried forward | 582,978 | 291,489 | 577,167 | 288,584 |

During the year, 5,810,731 shares (2001: 8,267,512 shares) of $0.50 each in the Company were issued at $9.40 (2001: $10.08) per share as scrip dividends.

## 23. Reserves

| | Notes | THE GROUP 2002 $'000 | THE GROUP 2001 $'000 | THE COMPANY 2002 $'000 | THE COMPANY 2001 $'000 |
|---|---|---|---|---|---|
| Share premium | (a) | 3,132,685 | 3,081,010 | 3,132,685 | 3,081,010 |
| Property revaluation reserve | (b) | 3,588,637 | 4,728,242 | – | – |
| Investment revaluation reserve | (c) | (1,424) | (11,019) | – | – |
| Capital redemption reserve | | 1,650 | 1,650 | 1,650 | 1,650 |
| Contributed surplus | (d) | 402,540 | 402,540 | 426,203 | 426,203 |
| Exchange translation reserve | (e) | (55,423) | (131,961) | – | – |
| Retained profits | (f) | 7,243,690 | 6,764,199 | 1,818,081 | 1,871,588 |
| | | 14,312,355 | 14,834,661 | 5,378,619 | 5,380,451 |

At the balance sheet date, the Company's reserves available for distribution to shareholders amounted to approximately $2,244,284,000 (2001: $2,297,791,000).

Notes:

**(a) Share premium**

| | THE GROUP 2002 $'000 | THE GROUP 2001 $'000 | THE COMPANY 2002 $'000 | THE COMPANY 2001 $'000 |
|---|---|---|---|---|
| Balance brought forward | 3,081,010 | 2,709,343 | 3,081,010 | 2,709,343 |
| Premium received on issue of shares | 51,716 | 371,733 | 51,716 | 371,733 |
| Expenses on share issue | (41) | (66) | (41) | (66) |
| Balance carried forward | 3,132,685 | 3,081,010 | 3,132,685 | 3,081,010 |

## 23. Reserves (Cont'd)

### (b) Property revaluation reserve

| | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 | 2002<br>$'000 | 2001<br>$'000 |
| Balance brought forward | 4,728,242 | 7,785,370 | – | – |
| Exchange adjustments | 4,358 | (41,625) | – | – |
| Revaluation decrease during the year | (1,143,963) | (2,982,598) | – | – |
| Released upon disposal | – | (34,756) | – | – |
| | 3,588,637 | 4,726,391 | – | – |
| Share of associates | | | | |
| Revaluation increase during the year | – | 1,851 | – | – |
| Balance carried forward | 3,588,637 | 4,728,242 | – | – |

### (c) Investment revaluation reserve

| | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|
| | 2002<br>$'000 | 2001<br>$'000 | 2002<br>$'000 | 2001<br>$'000 |
| Balance brought forward | (11,019) | 536 | – | – |
| Revaluation decrease during the year | (9,794) | (11,555) | – | – |
| Impairment loss recognised in respect of other investments | 19,389 | – | – | – |
| Balance carried forward | (1,424) | (11,019) | – | – |

## 23. Reserves (Cont'd)

### (d) Contributed surplus

| | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| Balance brought forward | 402,540 | 402,291 | 426,203 | 426,203 |
| Decrease in shareholdings | | | | |
| by minority shareholders | – | 249 | – | – |
| Balance carried forward | 402,540 | 402,540 | 426,203 | 426,203 |

Contributed surplus represents the surplus arising under the Scheme of Arrangement undertaken by the Group in 1989/90. Under the Companies Act of 1981 of Bermuda, the contributed surplus is available for distribution to shareholders.

### (e) Exchange translation reserve

| | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|
| | 2002 $'000 | 2001 $'000 | 2002 $'000 | 2001 $'000 |
| Balance brought forward | (131,961) | (80,632) | – | – |
| Exchange adjustment on translation of | | | | |
| net overseas investments | 103,372 | (46,530) | – | – |
| Net exchange loss on forward contracts | (26,834) | (4,799) | – | – |
| Balance carried forward | (55,423) | (131,961) | – | – |

## 23. Reserves (Cont'd)

### (f) Retained profits

| | THE GROUP $'000 | THE COMPANY $'000 |
|---|---|---|
| Balance at 1st January 2001 | 6,407,730 | 1,868,854 |
| Profit for the year | 507,299 | 153,564 |
| Dividends paid | (150,830) | (150,830) |
| Balance at 1st January 2002 | 6,764,199 | 1,871,588 |
| Profit for the year | 589,444 | 56,446 |
| Dividends paid | (109,953) | (109,953) |
| Balance at 31st December 2002 | 7,243,690 | 1,818,081 |

The retained profits of the Group included $3,177,000 (2001: $438,000) retained by associates of the Group.

## 24. Acquisition of Subsidiaries

On 25th June 2002, the Group had completed the acquisition of additional 50 per cent interest in Pacific 888, LLC, an associate of the Group. Pacific 888, LLC became a wholly-owned subsidiary of the Group thereafter.

On 28th June 2001, the Group acquired 100 per cent of the issued share capital of Garden Road (BVI) Limited and CitiRealty (BVI) Limited.

## 24. Acquisition of Subsidiaries (Cont'd)

The transactions have been accounted for by the acquisition method of accounting.

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Net assets acquired: | | |
| Fixed assets | **156,241** | 1,945,780 |
| Debtors, deposits and prepayments | **5,963** | 524 |
| Bank balances and cash | **4,058** | – |
| Creditors, deposits and accruals | **(2,934)** | (210) |
| Borrowings | **(111,136)** | – |
| Provision for taxation | **–** | (4,251) |
| | **52,192** | 1,941,843 |
| Interest previously acquired as an associate | **(15,626)** | – |
| Total consideration | **36,566** | 1,941,843 |
| Satisfied by: | | |
| Shares allotted | **–** | 300,060 |
| Cash consideration | **36,566** | 1,641,783 |
| | **36,566** | 1,941,843 |
| Net cash outflow arising from acquisition | | |
| Cash consideration | **(36,566)** | (1,641,783) |
| Bank balances and cash acquired | **4,058** | – |
| Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries | **(32,508)** | (1,641,783) |

The subsidiary acquired during the year contributed approximately $12,166,000 to the turnover and approximately $1,250,000 to the profit before taxation of the Group for the period between the date of acquisition and the balance sheet date. The subsidiary acquired during the year had no significant impact on cash flows of the Group for the year.

## 25. Major Non-Cash Transaction

During the year, 5,810,731 shares of $0.50 each in the Company were issued at $9.40 per share as scrip dividends.

## 26. Share Option Scheme

In accordance with the Great Eagle Holdings Limited Share Option Scheme (formerly Executive Share Option Scheme) (the "Scheme") of the Company, which was adopted pursuant to an ordinary resolution passed on 10th June 1999 and was amended by an ordinary resolution passed on 20th December 2001, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company.

*Summary of the Scheme*

a. The purpose of the Scheme is to motivate officers, employees, associates, agents and contractors of the Company or any subsidiary and to allow them to participate in the growth of the Company.

b. Participants of the Scheme include any person the Board may select to be offered an option, subject to compliance with applicable laws, including, without limitation, any full-time or part-time employee of the Company or any subsidiary, any executive or non-executive director of the Company or any subsidiary and any associate, agent or contractor of the Company or any subsidiary.

c. The maximum number of shares of $0.50 each of the Company (the "Shares") in respect of which options may be granted (together with options exercised and options then outstanding) under the Scheme, when aggregated with any number of Shares subject to any other schemes, will be such number of Shares as shall represent 10% of the issued share capital of the Company on the date of adoption of the Scheme. Excluding the number of Shares to be issued upon exercise of the outstanding options granted under the previous share option scheme, the total number of Shares available for issue under the Scheme is 54,127,853 Shares, representing approximately 9% of the Company's issued share capital as at 10th March 2003, the latest practicable date before the approval of these financial statements.

d. No option may be granted to any one Participant under the Scheme which if exercised in full would result in the total number of Shares already issued and issuable to him under all the options previously granted and to be granted to him in any 12-month period up to the proposed date of the latest grant exceeding 1% of the Company's Shares in issue.

e. The period within which the Shares must be taken up under an option is 36 months commencing on the expiry of 24 months after the date upon which the option is deemed to be granted and accepted and expiring on the last day of the 36 months' period.

f. The minimum period within which an option must be held before it can be exercised is the 24 months referred to in paragraph (e) above.

g. Any participant who accepts an offer of the grant of an option in accordance with the terms of the Scheme shall pay to the Company $1.00 by way of consideration for the grant thereof within a period of 28 days from the date on which an option is offered to the participant.

## 26. Share Option Scheme (Cont'd)

### Summary of the Scheme (Cont'd)

h. The subscription price, the price per Share at which a grantee may subscribe for Shares on the exercise of an option, shall be the higher of (i) the last dealt price of the Shares quoted in The Stock Exchange of Hong Kong Limited's (the "Stock Exchange") daily quotations sheets on the date of offer of an option, which must be a business day (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Stock Exchange Listing Rules")), and (ii) the average of the last dealt prices of the Shares quoted in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the said offer date, provided that the subscription price shall in no event be less than the nominal value of a Share.

i. The scheme has a life of 10 years and will expire on 10th June 2009.

The following table discloses details of the Company's share options held by employees and movements in such holdings during the year:

| | Number of shares | | | | | |
|---|---|---|---|---|---|---|
| Year of grant of options | Outstanding options at 1st January 2002 | Options granted | Options exercised | Options cancelled | Options lapsed on 15th April 2002 | Outstanding options at 31st December 2002 |
| 1997 | 654,000 | – | – | – | (654,000) | – |
| 1998 | 1,611,000 | – | – | – | – | 1,611,000 |
| 1999 | 509,000 | – | – | – | – | 509,000 |
| 2000 | 723,000 | – | – | (12,000) | – | 711,000 |
| 2001 | 1,104,000 | – | – | (37,000) | – | 1,067,000 |
| 2002 | – | 987,000 | – | (17,000) | – | 970,000 |
| | 4,601,000 | 987,000 | – | (66,000) | (654,000) | 4,868,000 |

## 26. Share Option Scheme (Cont'd)

Details of the share options held by the directors included in the above table are as follows:

| | Number of shares | | | | | |
|---|---|---|---|---|---|---|
| Year of grant of options | Outstanding options at 1st January 2002 | Options granted | Options exercised | Options cancelled | Options lapsed on 15th April 2002 | Outstanding options at 31st December 2002 |
| 1997-2002 | 3,255,000 | 560,000 | – | – | (410,000) | 3,405,000 |

Details of Options granted in each year are as follows:

| Year | Date of grant | Vesting period | Exercise period | Subscription price per share ($) |
|---|---|---|---|---|
| 1997 | 15/04/1997 | 15/04/1997 – 15/04/2002 | 16/04/1999 – 15/04/2002 | 21.519 |
| 1998 | 22/01/1998 | 22/01/1998 – 22/01/2003 | 23/01/2000 – 22/01/2003 | 6.912 |
| 1999 | 12/03/1999 | 12/03/1999 – 12/03/2004 | 13/03/2001 – 12/03/2004 | 7.020 |
| 2000 | 14/02/2000 | 14/02/2000 – 14/02/2005 | 15/02/2002 – 14/02/2005 | 10.116 |
| 2001 | 16/01/2001 | 16/01/2001 – 16/01/2006 | 17/01/2003 – 16/01/2006 | 13.392 |
| 2002 | 28/01/2002 | 28/01/2002 – 28/01/2007 | 29/01/2004 – 28/01/2007 | 8.440 |

Notes:

(i) Options granted in the years of 1997 to 1999 were granted under the previous Scheme which expired on 16th March 1999. Options granted in the years of 2000 to 2002 were granted under the Scheme of the Company adopted on 10th June 1999.

(ii) Consideration paid for each grant of option was $1.00.

(iii) No charge is recognised in the income statement in respect of the value of options granted during the year.

## 27. Retirement Benefit Schemes

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group operates several defined contribution schemes for qualifying employees. The schemes are registered under the Occupational Retirement Schemes Ordinance. The assets of the schemes are administered by independent third parties and are held separately from the Group's assets. The schemes are funded by contributions from both employees and employers at rates ranging from 5% to 10% of the employee's basic monthly salary. Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and custom.

The Occupational Retirement Scheme in Hong Kong had been closed to new employees as a consequence of the new Mandatory Provident Fund Pension Legislation introduced by The Government of Hong Kong Special Administration Region in 2000.

From 1st December 2000 onwards, new staff in Hong Kong joining the Group are required to join the new Mandatory Provident Fund Scheme. The Group is required to contribute 5% to 10%, while the employees are required to contribute 5% of their salaries to the Scheme.

Forfeited contributions to retirement schemes for the year ended 31st December 2002 amounting to $1,640,000 (2001: $2,149,000) have been used to reduce the existing level of contributions. Total contributions to retirement fund schemes for the year ended 31st December 2002 charged to the income statement amounted to $22,916,000 (2001: $23,119,000). As at 31st December 2002, contributions of $1,558,000 (2001: nil) due in respect of the year had not been paid over to the schemes.

## 28. Pledge of Assets

At 31st December 2002, the Group's properties with a total carrying value of approximately $28,125,000,000 (2001: $27,773,000,000) together with assignments of sales proceeds, insurance proceeds, rental income, revenues and all other income generated from the relevant properties and deposits of approximately $4,610,000 (2001: $95,414,000) were mortgaged or pledged to secure credit facilities granted to the Group.

## 29. Commitments and Contingent Liabilities

THE GROUP

At 31st December 2002, the Group had commitments and contingent liabilities not provided for in these financial statements, as follows:

(a) estimated expenditure in respect of property under development amounting to approximately $2,947,040,000 (2001: $3,706,690,000) of which approximately $2,456,792,000 (2001: $3,255,261,000) were contracted for;

(b) authorised capital expenditure amounting to approximately $74,380,000 (2001: $43,537,000) of which approximately $13,331,000 (2001: $18,804,000) were contracted for; and

(c) commitments under foreign exchange future contracts to sell approximately $154,310,000 (2001: $143,854,000) at fixed exchange rates.

THE COMPANY

At 31st December 2002, the Company had issued corporate guarantees to certain banks and financial institutions in respect of credit facilities drawn by its subsidiaries amounting to approximately $9,915,088,000 (2001: $9,248,050,000).

Other than set out above, the Group and the Company did not have any significant commitments and contingent liabilities at 31st December 2002.

## 30. Operating Lease Arrangements

**The Group as lessor**

Property rental income earned during the year was $795,464,000 (2001: $859,226,000). The property held has committed leases typically running for one to six years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments in respect of investment properties which fall due as follows:

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Within one year | 708,025 | 725,530 |
| In the second to fifth years inclusive | 814,253 | 1,015,624 |
| After five years | 49,379 | 32,222 |
| | 1,571,657 | 1,773,376 |

## 30. Operating Lease Arrangements (Cont'd)

### The Group as lessee

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases in respect of rented premises which fall due as follows:

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Within one year | 1,652 | 1,812 |
| In the second to fifth years inclusive | 1,222 | 887 |
| | 2,874 | 2,699 |

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are typically running for one to three years.

## 31. Related Party Transactions

The Group had the following significant related party transactions during the year and balances at balance sheet date with certain companies in which certain shareholders and directors of the Company have beneficial interest. The transactions were carried out in the normal course of the Group's business on terms mutually agreed between the parties.

| | 2002<br>$'000 | 2001<br>$'000 |
|---|---|---|
| Transactions for the year ended 31st December | | |
| Trading income | 3,754 | 19,227 |
| Rental income | 1,791 | 2,114 |
| Management fee received | 240 | 240 |
| Rental charges paid for Director's accommodation | 2,400 | 2,400 |
| Cost and expenses incurred for demolition and foundation work | 804,671 | 236,396 |
| Balances as at 31st December | | |
| Amount due from an associate (see note 14) | 9,992 | – |
| Debtors, deposits and prepayments | | |
| – Related parties | 2,585 | 16,909 |
| Creditors, deposits and accruals | | |
| – Related parties | 80,991 | 34,169 |
| – Associates | 3,074 | 3,224 |

## 32. Particulars of the Principal Subsidiaries

Details of the Company's principal subsidiaries at 31st December 2002 are set out below:

| Direct subsidiary | Issued and paid up equity share capital | Principal activity | Percentage of issued equity share capital held by the Company |
|---|---|---|---|
| – incorporated and operating in the British Virgin Islands: | | | |
| Jolly Trend Limited | 2 shares of US$1 each | Investment holding | 100% |

| Indirect subsidiaries | Issued and paid up equity share capital | Principal activities | Percentage of issued equity share capital held by the Company |
|---|---|---|---|
| – incorporated and operating in Hong Kong: | | | |
| Bon Project Limited | 2 shares of HK$1 each | Property investment | 100% |
| Capital Win Development Limited | 2 shares of HK$1 each | Property investment | 100% |
| Chance Mark Limited | 2 shares of HK$1 each | Property investment | 100% |
| Clever Gain Investment Limited | 2 shares of HK$1 each | Restaurant operation | 100% |
| CP (Portion A) Limited | 2 shares of HK$1 each | Property investment | 100% |
| CP (Portion B) Limited | 2 shares of HK$1 each | Property investment | 100% |
| Ease Billion Development Limited | 2 shares of HK$1 each | Property investment | 100% |
| Easy Wealth Limited | 2 shares of HK$1 each | Property investment | 100% |

## 32. Particulars of the Principal Subsidiaries (Cont'd)

| Indirect subsidiaries | Issued and paid up equity share capital | Principal activities | Percentage of issued equity share capital held by the Company |
|---|---|---|---|
| – incorporated and operating in Hong Kong (Cont'd): | | | |
| Eaton House International Limited | 2 shares of HK$10 each | Management of furnished apartments | 100% |
| Fortuna Wealth Company Limited | 2 shares of HK$1 each | Property investment | 100% |
| G E Advertising Agency Limited | 2 shares of HK$1 each | Advertising agency | 100% |
| Gold Epoch Investment Limited | 2 shares of HK$1 each | Property investment | 100% |
| Grow On Development Limited | 5,000 shares of HK$1 each | Hotel operation | 100% |
| Harvest Star International Limited | 2 shares of HK$1 each | Hotel operation | 100% |
| Keysen Engineering Company, Limited | 2 shares of HK$1 each | Maintenance services | 100% |
| Longworth Management Limited | 10,000 shares of HK$1 each | Property management | 100% |
| Million Prime Company Limited | 2 shares of HK$1 each | Property investment | 100% |
| Moon Yik Company, Limited | 10,000,000 shares of HK$1 each | Property investment | 100% |
| Panhy Limited | 2 shares of HK$1 each | Property investment | 100% |
| Renaissance City Development Company Limited | 2 shares of HK$10 each | Property development | 100% |

## 32. Particulars of the Principal Subsidiaries (Cont'd)

| Indirect subsidiaries | Issued and paid up equity share capital | Principal activities | Percentage of issued equity share capital held by the Company |
|---|---|---|---|
| – incorporated and operating in Hong Kong (Cont'd): | | | |
| Selex Properties Management Company, Limited | 2 shares of HK$1 each | Property management | 100% |
| Strong Dynamic Limited | 2 shares of HK$1 each | Sports club operation | 100% |
| The Great Eagle Company, Limited | 2,000,000 shares of HK$0.5 each | Investment holding | 100% |
| The Great Eagle Development and Project Management Limited | 2 shares of HK$10 each | Project management | 100% |
| The Great Eagle Engineering Company Limited | 2 shares of HK$1 each | Maintenance services | 100% |
| The Great Eagle Estate Agents Limited | 2 shares of HK$10 each | Real estate agency | 100% |
| The Great Eagle Finance Company, Limited | 100,000 shares of HK$100 each | Loan financing | 100% |
| The Great Eagle Insurance Company, Limited | 1,000 shares of HK$1 each | Insurance agency | 100% |
| The Great Eagle Properties Management Company, Limited | 100,000 shares of HK$1 each | Property management | 100% |
| Toptech Co. Limited | 600,000 shares of HK$1 each | Trading of building materials | 100% |

## 32. Particulars of the Principal Subsidiaries (Cont'd)

| Indirect subsidiaries | Issued and paid up equity share capital | Principal activities | Percentage of issued equity share capital held by the Company |
|---|---|---|---|
| – incorporated and operating in Hong Kong (Cont'd): | | | |
| Venus Glory Company Limited | 2 shares of HK$1 each | Property investment | 100% |
| Well Charm Development Limited | 2 shares of HK$1 each | Property investment | 100% |
| Worth Bright Company Limited | 2 shares of HK$1 each | Property investment | 100% |
| Zamanta Investments Limited | 100 shares of HK$10 each | Property investment | 100% |
| Maple Court Limited | 2 shares of HK$1 each | Property investment | 85.93% |
| Missleton Finance Limited | 1,000,000 shares of HK$1 each | Loan financing | 85.93% |
| Shine Hill Development Limited | 1,000,000 shares of HK$1 each | Property investment | 85.93% |
| – incorporated in the British Virgin Islands and operating in United Kingdom: | | | |
| Great Eagle Hotels (UK) Limited | 1 share of US$1 | Hotel operation | 100% |
| – incorporated and operating in Canada: | | | |
| Great Eagle Hotels (Canada) Limited | 10 common shares of C$1 each | Hotel operation | 100% |

## 32. Particulars of the Principal Subsidiaries (Cont'd)

| Indirect subsidiaries | Issued and paid up equity share capital | Principal activities | Percentage of issued equity share capital held by the Company |
|---|---|---|---|
| – incorporated in the British Virgin Islands and operating in Australia: | | | |
| Katesbridge Group Limited | 1 share of US$1 | Investment holding | 100% |
| – incorporated and operating in Australia: | | | |
| Southgate Hotel Management Pty. Ltd. | 17,408 shares of A$2 each | Hotel operation | 100% |
| – incorporated in the British Virgin Islands and operating in New Zealand: | | | |
| Great Eagle Hotels (New Zealand) Limited | 1 share of US$1 | Property investment | 100% |
| – incorporated and operating in New Zealand: | | | |
| Great Eagle Hotels (Auckland) Limited | 1,000 shares of no par value | Hotel operation | 100% |

## 32. Particulars of the Principal Subsidiaries (Cont'd)

| Indirect subsidiaries | Issued and paid up equity share capital | Principal activities | Percentage of issued equity share capital held by the Company |
|---|---|---|---|
| – incorporated and operating in USA: | | | |
| * EIH Properties Company – XX, LLC | US$1,000 | Property investment | 100% |
| * Pacific Dolphin Corporation | 100 shares of no par value | Property investment | 100% |
| * Pacific Spear Corporation | 100 shares of US$0.001 each | Property investment | 100% |
| * Pacific Ygnacio Corporation | 100 shares of no par value | Property investment | 100% |
| * Pacific 888, LLC | US$4,850,000 | Property investment | 100% |
| * Shorthills NJ, Inc. | 100 shares of US$1 each | Property investment | 100% |

Note: All these subsidiaries have no debt securities subsisting at the end of the year or at any time during the year.

* Companies not audited by Deloitte Touche Tohmatsu.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the above list contains only the particulars of the subsidiaries which principally affect the results or assets and liabilities of the Group.

## 33. Particulars of the Principal Associates

Details of the Company's principal associates at 31st December 2002 are set out below:

| Indirect associates | Issued and paid up equity share capital | Principal activities | Percentage of issued equity share capital held by the Company |
|---|---|---|---|
| * City Apex Limited | 1,000 of US$1 each | Investment holding | 28.57% |
| Panda-Recruit Limited | 1,125,000,000 of HK$0.05 each | Investment holding and publishing | 34.04% |

* Company not audited by Deloitte Touche Tohmatsu.

# Appendix I
# List of Major Properties

At 31st December 2002

## *(a) Property under development*

| Location | Use | Stage of development | Site area (sq. ft.) | Approximate floor area (sq. ft.) | Expected completion date | Group's interest |
|---|---|---|---|---|---|---|
| KIL No. 11099 at the junction of Argyle Street/ Shanghai Street, Mongkok, Kowloon Hong Kong | Office/ Commercial/ Hotel | The super-structural work is in full swing, with office tower, retail block and the hotel all over 50% completed | 129,000 | 1,761,000 | 1st Quarter 2004 | 100% Income * |

* Subject to certain rights of Urban Renewal Authority.

## (b) Properties held for long-term investment

| Name and location | Use | Approximate floor area (sq.ft.) | Group's interests |
|---|---|---|---|
| **ON LAND UNDER LONG LEASE** | | | |
| Apartment Tower on the Western Side of Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong | Apartments | 10,000 | 100% |
| Eaton House, Nos. 3 – 5 Wanchai Gap Road, Hong Kong | Furnished apartments | 35,000 | 100% |
| Eaton House, 100 Blue Pool Road, Hong Kong | Furnished apartments | 34,000 | 100% |
| Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong | Commercial/Office | 270,000 | 100% |
| **ON LAND UNDER MEDIUM-TERM LEASE** | | | |
| Citibank Plaza, 3 Garden Road, | Commercial/Office | 1,227,000 | 85.93% |
| Hong Kong | Office | 303,000 | 100% |
| Concordia Plaza 1 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong | Office | 28,000 | 100% |

**(b) Properties held for long-term investment (Cont'd)**

| Name and location | Use | Approximate floor area (sq.ft.) | Group's interests |
|---|---|---|---|
| **ON LAND UNDER MEDIUM-TERM LEASE (Cont'd)** | | | |
| Eaton House, 4H Village Road, Hong Kong | Furnished apartments | 23,000 | 100% |
| Eaton Hotel, 380 Nathan Road, Kowloon, Hong Kong | Hotel/Commercial | 312,000 | 100% |
| Great Eagle Hotel 8 Peking Road, Tsimshatsui, Kowloon, Hong Kong | Hotel/Commercial | 364,000 | 100% |

## (b) Properties held for long-term investment (Cont'd)

| Name and location | Use | Approximate floor area (sq.ft.) | Group's interests |
|---|---|---|---|
| **ON FREEHOLD LAND** | | | |
| The Langham Hilton<br>1 Portland Place,<br>Regent Street, London<br>W1N 4JA,<br>United Kingdom | Hotel/Commercial | 373,000 | 100% |
| Delta Chelsea Hotel<br>33 Gerrard Street West,<br>Toronto, Ontario M5G 1Z4,<br>Canada | Hotel/Commercial | 1,130,000 | 100% |
| Sheraton Towers Southgate Hotel<br>One Southgate Avenue,<br>Southbank, Melbourne,<br>Victoria 3006, Australia | Hotel/Commercial | 385,000 | 100% |
| Sheraton Auckland Hotel<br>and Towers<br>83 Symonds Street,<br>Auckland 1, New Zealand | Hotel/Commercial | 309,000 | 100% |

## (b) Properties held for long-term investment (Cont'd)

| Name and location | Use | Approximate floor area (sq. ft.) | Group's interests |
|---|---|---|---|
| **ON FREEHOLD LAND (Cont'd)** | | | |
| Pacific Ygnacio Plaza<br>500 Ygnacio Valley Road,<br>Walnut Creek, CA 94596,<br>USA | Office | 121,000 | 100% |
| Hotel Le Meridien<br>250 Franklin Street,<br>Boston, MA 02110,<br>USA | Hotel/Commercial | 281,000 | 100% |
| 353 Sacramento Street<br>353 Sacramento Street,<br>San Francisco, CA 94111,<br>USA | Commercial/Office | 307,000 | 100% |
| 150 Spear Street<br>150 Spear Street,<br>San Francisco, CA 94105,<br>USA | Commercial/Office | 257,000 | 100% |
| 888 West Sixth Street<br>888 West Sixth Street,<br>Los Angeles, CA 90017,<br>USA | Commercial/Office | 99,000 | 100% |

# Appendix II
# Five Years' Financial Summary

(Expressed in Hong Kong Dollars)

| | 1.10.1997 to 31.12.1998 | For the year ended 31st December | | | |
|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 |
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| **RESULTS** | | | | | |
| Turnover | 3,850,619 | 2,888,827 | 2,899,181 | 2,677,251 | 2,569,546 |
| Profit from operations less finance costs | 1,333,357 | 804,692 | 775,034 | 659,584 | 736,058 |
| Share of results of associates | 8,063 | 6,559 | (11,787) | (13,263) | 3,429 |
| Profit before taxation | 1,341,420 | 811,251 | 763,247 | 646,321 | 739,487 |
| Taxation | (96,243) | (97,015) | (99,630) | (108,279) | (119,305) |
| Profit after taxation | 1,245,177 | 714,236 | 663,617 | 538,042 | 620,182 |
| Minority interests | (108,009) | (68,912) | (40,664) | (30,743) | (30,738) |
| Profit attributable to shareholders | 1,137,168 | 645,324 | 622,953 | 507,299 | 589,444 |
| **ASSETS AND LIABILITIES** | | | | | |
| Total assets | 27,421,215 | 28,032,514 | 29,291,891 | 29,021,639 | 29,134,597 |
| Total liabilities | (11,318,680) | (10,424,342) | (10,753,002) | (13,272,742) | (13,980,781) |
| Minority interests | (1,595,595) | (1,691,399) | (1,036,549) | (625,652) | (549,972) |
| Shareholders' funds | 14,506,940 | 15,916,773 | 17,502,340 | 15,123,245 | 14,603,844 |

# Report of the Auditors

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

**TO THE SHAREHOLDERS OF GREAT EAGLE HOLDINGS LIMITED**

*(incorporated in Bermuda with limited liability)*

We have audited the financial statements on pages 33 to 85 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

**Respective responsibilities of directors and auditors**

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

**Basis of opinion**

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**Deloitte Touche Tohmatsu**

*Certified Public Accountants*

Hong Kong, 11th March 2003

# Shareholders' Calendar

- **Closure of Transfer Books:**
  - from 6th May 2003 to 14th May 2003 (both days inclusive)

- **2003 Annual General Meeting:**
  - 14th May 2003

- **Dividends:**
  - Interim : HK5 cents per share

    Date of Payment : 24th October 2002

  - Final : HK10 cents per share
    - scrip dividend with cash option

    Date of Payment : 16th June 2003

酒店

寫字樓

Quality

綜合發展

投資

物業管理

# 優良質素
# 成功之道

# 主席報告書



於2002年，集團之香港
酒店業務表現比預期中理想，
回報率上升且收益增加。
集團在本港及海外的
其他業務的經營環境仍然困難，
唯普遍息率下降，
有助減低整體收益
下降的幅度。

# 業務回顧

## 1.
## 租賃物業

### 香港租賃物業

***(a) 截至二零零二年十二月三十一日止租金收益***

| | 集團權益 | 建築面積(平方呎) | | | 車位 | 租金收益總額(港幣百萬元) |
|---|---|---|---|---|---|---|
| | | 寫字樓 | 商場 | 住宅 | | |
| 萬國寶通廣場 | 85.93% | 968,000 | 49,000 | – | 537 | 359.5 |
| | 100% | 70,000 | – | – | 3 | 28.5 |
| 於2001年購置 | 100% | 232,500 | 380 | – | 15 | 132.8 |
| 鷹君中心 | 100% | 193,000 | 77,000 | – | 296 | 67.5 |
| 普慶廣場 | 100% | – | 70,000 | – | – | 0.1 |
| 康宏廣場 | 100% | 28,000 | – | – | 5 | 4.9 |
| 會景閣 | 100% | – | – | 10,000 | – | 3.3 |
| | | | | | | 596.6 |

***(b) 物業租用情況及租金趨勢***

| | 二零零二年十二月三十一日租用率 | | |
|---|---|---|---|
| | 寫字樓 | 商場 | 住宅 |
| 萬國寶通廣場 | 85.1% | 100.0% | – |
| 鷹君中心 | 94.2% | 98.4% | – |
| 普慶廣場 | – | 34.7%* | – |
| 康宏廣場 | 100.0% | – | – |
| 會景閣 | – | – | 100.0% |

* 普慶廣場大部份地方現正改建為逸東酒店的宴會廳

於2002年，香港甲級寫字樓市場進一步轉弱。儘管新供應量甚低，但由於各商業機構持續縮減規模，其中以金融界為甚，令頗多過剩的樓面流回市場，推高整體空置率達雙位數字，實際租值率亦因應顯著下滑。

於2002年度全年的香港租金收益淨額為554,500,000港元，較2001年之597,100,000港元下降7.1%。下降幅度輕微的原因是由於2001年中從花旗銀行增購萬國寶通廣場面積提供的租金收益於2002年全年入賬。

美國租賃物業

美國加州寫字樓市場持續轉弱，引致租用率及租值均向下調。2002年度全年之租金收益與2001年比較下降18.4%。於三藩市海灣區的寫字樓，由於科網業衰退，致令若干租戶破產。於2002年6月成為全資擁有的洛杉磯888 West Sixth Street的商業大廈表現較為理想，租用率達94%。美國寫字樓近期的租務顯示租值或已到底。我們預期來年的出租率會有改善。

## 2.
## 酒店及住寓業務

「九一一」事件的負面影響及環球經濟倒退繼續拖低整體酒店業務表現，尤以美國及歐洲兩地的長程休閒旅遊市場為甚。商務旅遊亦上升乏力，導致海外酒店之房價持續偏軟。

香港酒店市況因受惠中國內地旅客增多，表現較為理想。該等旅客填滿了平價酒店，因而帶動對高價酒店的需求。藉內地遊客入境限制放寬及國民日趨富裕，未來應能為酒店業務帶來正面影響。

於2003年2月，集團酒店管理公司鷹君酒店國際集團已易名為朗廷酒店國際集團，新名取自集團於英國倫敦西端著名的朗廷酒店。名字象徵卓越優質，將成為集團在未來擴展全球酒店業務的新指標。

*香港鷹君酒店*

有賴會議業務增長，鷹君酒店於2002年的業務有不俗表現。入住率增加至83%（2001年：79%），平均房價維持823港元（2001年：829港元）。2002年之淨營運收益比去年上升13.4%。

鷹君酒店將於2003年10月易名為朗廷酒店。

*香港逸東酒店*

中國內地遊客增加，香港亦被視為安全旅遊地點，消閒旅遊市場於2002年有所增長。全年平均入住率保持高位達83.5%（2001年：84.6%），平均房價亦調高至443港元（2001年：426港元）。

加重宴會業務的策略令餐飲收益上升22%，帶動2002年全年營運淨收益跳升40.3%。為進一步加強2003年本地宴會、會議活動業務，逸東酒店低層的普慶廣場已增撥更多面積以改建作宴會用途。

*香港逸東軒住寓*

由於商務客戶對住寓需求大幅下滑，且部份酒店加入競爭，住寓又有新供應，令全面住寓業務減退。逸東軒住寓於2002年的平均入住率為69%（2001年：75%）。

## 國際業務

*倫敦朗廷酒店*

雖然「九一一」事件的負面影響持續至2002年第一季，夏季亦較淡靜，但有賴跨國旅遊及本地會議業務增多，2002年末季之表現略見改善。然而因商業機構收縮支出及伊拉克局勢影響，倫敦酒店房價仍然偏軟。

於2002年，倫敦朗廷酒店之平均入住率及房價分別為69%及151英鎊。2001年則分別為68%及159英鎊，與整體市場表現相若。

*多倫多Delta Chelsea Hotel*

雖然「九一一」恐怖襲擊的陰影開始消退，但以美國為主的經濟不明朗因素令旅遊未能全面復甦。國際性商業活動、商務旅遊、海外旅行以及消閒活動明顯減慢。而大型會議活動數目減少，表現亦比預期弱。

2002年度，酒店之平均入住率達66%，平均房價維持141加元；2001年則分別為73%及139加元。

*墨爾砵Sheraton Towers Southgate Hotel*

雖然澳洲本土經濟於2002年持續增長，但全球經濟狀況始終影響著消費及商業信心。在恐怖襲擊陰影下，以及由於欠缺市內大型會議及展覽活動，長程及商務旅遊頗為疲弱。墨爾砵五星級酒店市場充份反映這情況，可出租房間的平均收入下降多至11%。

雖然如此，2002年度酒店之平均入住率仍達69%，平均房價為217澳元，2001年則分別為73%及223澳元。

*波士頓Hotel Le Meridien*

2002年對美國酒店業依然是艱難的一年。而在波士頓尤其明顯，收益已是持續第二年下跌。2002年初普遍入住率較上年同期大幅下跌，但許多酒店於年內大幅削減房價後，尚能刺激需求。

2002年度，酒店之平均入住率為70%，平均房價為200美元； 2001年則分別為65%及236美元。美國經濟方向未明，商務旅遊活動始終疲弱。新落成的會議中心及龐大的隧道及公路工程將為波士頓酒店業帶來正面影響。

*奧克蘭Sheraton Auckland Hotel and Towers*

奧克蘭全市的會議旅遊業務繼續低迷。但消閒市場的收入則有所增長，部份是由於美國盃帆船初賽及旅遊局的宣傳活動收效。雖然整體旅客抵步數量有增長，來自市內服務式住寓的競爭使房價繼續受壓。

2002年度，酒店平均入住率為65%，平均房價144紐元；2001年同期分別為68%及142紐元。

# 3.
## 發展中物業
### 旺角發展計劃

旺角發展項目的地庫及上蓋的建築工程已於2002年初展開，而工程有長足進展。至2002年底，上蓋工程已達以下樓層：

| | 工程進度 | 總層數 |
|---|---|---|
| 寫字樓 | 36樓 | 59 |
| 購物中心 | 9樓 | 15 |
| 酒店 | 17樓 | 42 |

三座大樓的建築主體將於2003年中平頂，而建築物外牆及內部裝置工程將繼續至2004年內完成。購物中心的建築特色設計、寫字樓的玻璃幕牆以及酒店內部裝修的最後設計已大致完成。我們堅信要使這個項目成功，就必須提供最優良質素的建設。本項目的甲級寫字樓及豪華酒店將引入最先進的配套設施。此外，我們又聘請聞名國際的購物中心設計師Jerde & Associates與項目建築師王歐陽建築師樓合作，務求



二零零一年三月

旺角發展項目

建築工程有長足進展...

預計於...



2004年

完成

二零零三年一月



為購物中心創出獨具一格的建築特色，帶給香港購物人士從所未有的購物體驗。整個發展項目可望於2004年第一季取得入伙紙。而酒店及購物中心預期分別於2004年第三及第四季開業。

購物中心的市場推廣及出租事宜已委託國際商場顧問及著名廣告公司作安排，前期工作亦已展開。一間主要電影院綫已簽訂初步合約書租用及營運商場內6所影院。正式的租務推廣工作將於2003年第三季展開。

酒店部份擁有719個房間(原來部份房間已改為美療室、健身室及會所設施)，鑒於其位處地鐵站上蓋，闊落的房間面積，以及上乘設計及用料，已決定升格為五星級酒店。酒店已命名為朗豪酒店，並已於2003年3月初向國際性酒店業作出推介。

截至2002年底，整個項目已投入的費用，包括資本化利息在內，合共7,809,000,000港元(2001年：6,700,000,000港元)。有關的51億港元建築貸款已於2002年底以更佳息差再融資。同時貸款到期日推後至2008年12月亦使物業的租務安排上更有彈性。於2002年12月31日的貸款可動用餘額為3,670,000,000港元，足以支付完成整個發展項目的費用。

## 4。
## 貿易

香港物業市道持續呆滯，影響高端有限公司於2002年度建築材料貿易生意。2002年度總營運收益為164,000,000港元，比2001年下跌7%。幸好有效的成本控制令實質盈利有溫和增長。

## 5。
## 物業管理

2002年物業管理市場的競爭仍然劇烈，業主普遍要求調低管理費用及經理酬金。雖然我們能夠保持平穩的樓宇管理數目，但由於經理酬金於續約時有所減少，整體收入由2001年的17,900,000港元下降1.4%至2002年的17,700,000港元。

由於經濟呆滯，工程部門於2002年的收入持續受壓。然而因實施了成本控制及生產力改進措施，使部門盈利由2001年的6,600,000港元增加36%至2002年的9,000,000港元。

# 財務檢討

## 負債

於2002年12月31日，綜合借貸淨額為11,955,000,000港元，較2001年底上升879,000,000港元。借貸增加主要為旺角發展計劃支出。

根據投資物業之專業估值及其他資產以成本計算，本集團於2002年12月31日之綜合資產淨值為14,604,000,000港元，與2001年底比較減少519,000,000港元。於2002年12月31日，槓桿比率為82%。

於2002年12月31日，我們持有本金面值2,420,000,000港元之利息掉期合約，佔港元本金位負債之26%。有見於2002年內港元息率持續下調，我們將74%之港元借貸維持浮息，因而進一步減省大量利息支出。

於2002年12月31日，有關海外酒店及美國寫字樓物業融資之外幣負債總額為相等於3,801,000,000港元，該等外幣負債之外匯風險全數與有關物業價值對沖。其中28%，相等於1,059,000,000港元為定息貸款。

## 財務支出

2002年之財務支出淨額為326,600,000港元，2001年則為427,300,000港元。息率下降不但抵銷了負債上升帶來的影響更導致利息支出下降。此外，有關旺角項目的資本化利息支出於2002年為246,500,000港元比去年之244,100,000港元只輕微上升。利率下降抵銷了項目支出增加之影響為主要原因。

2002年全年利息覆蓋率為2.08倍比去年1.71倍有所改善。

## 流動資金及借貸到期概要

於2002年12月31日，集團之現金、銀行存款及未動用而有確認的銀行信貸總額為4,470,000,000港元。我們絕大部份信貸額為中期貸款，並有充足物業價值作抵押。於2002年12月31日，借貸到期概要如下：

| | |
|---|---|
| 一年或以下 | 17.2% |
| 一至二年 | 11.9% |
| 三至五年 | 50.6% |
| 五年或以上 | 20.3% |

## 資產抵押

於2002年12月31日，本集團之物業賬面值約共28,125,000,000港元（2001年為27,773,000,000港元）連同該等物業轉讓之銷售收益、保險收益、租金收入及其他有關物業所產生之收益及存款額約為4,600,000港元（2001年為95,400,000港元），為本集團銀行借貸作出按揭或抵押。

## 承擔項目及或然債項

### 本集團

於2002年12月31日，本集團未列入財務報告內之承擔項目及或然債項如下：

(a) 發展中物業預期所需費用約為2,947,000,000港元（2001年為3,706,700,000港元），其中已簽約者為2,456,800,000港元（2001年為3,255,300,000港元）；

(b) 經核准資本性開支約為74,400,000港元（2001年為43,500,000港元），其中已簽約者約為13,300,000港元（2001年為18,800,000港元）；及

(c) 於外幣匯兌期貨合約中以固定匯率售出之承擔額約為154,300,000港元（2001年為143,900,000港元）。

### 本公司

於2002年12月31日，本公司為若干附屬公司之銀行信貸而給予公司擔保約為9,915,000,000港元（2001年為9,248,000,000港元）。

除上述外，本集團及本公司於2002年12月31日並無任何重大承擔項目及或然債項。

## 展望

在我們旗下各業務中，香港酒店業於2003年的表現應可較為看好。香港特區政府致力吸引更多的中國內地遊客將惠及整個香港旅遊業。當入住率可持續高企，房價應有溫和上調空間。至於集團的海外酒店於2003年的業務應較2002年為佳，但仍視乎中東局勢發展。

由於在下半年度新落成的寫字樓可能會削減租金價格爭取租戶，現時香港寫字樓市場的弱勢將於2003年持續。為了挽留租戶而調低租金，將使我們香港的寫字樓物業租金收益受壓。但近期當租金降至一個相當低的水平時，租戶查詢有顯著增加，當中不少考慮由邊緣地區搬回香港島核心商業區。中期而言，對中環及灣仔區的寫字樓物業的出租率及租金水平有穩定作用。

過去一年旺角發展項目的建築工程有重大進展。同時我們正在設計上加入更多創新的增值設施，令這個地標發展項目更能彰顯它的獨特性，及能盡量發揮它的位置優越性。購物中心及酒店的市場初步試探反應十分良好。我們極有信心當購物中心及酒店於今年稍後正式展開推廣活動時，外界的反應會同樣熱烈。

## 僱員

本集團於2002年12月31日共有2,689名僱員。僱員薪金維持於市場競爭水平，花紅方面乃酌情發放。其他僱員福利包括教育津貼、保險、醫療及公積金計劃。高級職員（包括執行董事）可參與鷹君集團有限公司購股計劃（前名為行政人員購股權計劃）。為了提升僱員的士氣及團隊精神，集團高層於2002年年底考慮推行數項方案以增加僱員福利及培訓，並將透過內部溝通及聯誼活動增進僱員關係。

## 股息

董事會議決在即將召開之二零零三年股東週年大會上向股東建議，派發截至二零零二年十二月三十一日止年度末期股息每股港幣10仙（二零零一年為每股港幣14仙），予於二零零三年五月十四日已登記在股東名冊上之股東，並擬採取以股代息方式派發，惟股東可選擇收取現金。假設各股東選擇以現金方式收取全部末期股息，連同於二零零二年十月二十四日已派發中期股息每股港幣5仙計算，全年度派發股息將為每股港幣15仙（二零零一年為每股港幣21仙），合共不少於港幣87,446,723元（二零零一年為港幣121,205,158元）。

待股東在即將召開之二零零三年股東週年大會上通過派發上述股息之建議及香港聯合交易所有限公司上市委員會批准因在此所述以股代息之建議而配發及發行之新股上市及買賣後，各股東將獲配發已繳足股款之股份，其合共市值與該等股東選擇收取現金股息之總額相同。各股東亦可選擇收取部份或全部現金股息。股息單及以股代息之股票約於二零零三年六月十六日寄送予各股東。有關以股代息建議之詳情，將會以書函形式連同選擇收取現金股息表格，於二零零三年股東週年大會後儘速寄予各股東。

## 截止過戶

本公司由二零零三年五月六日（星期二）至二零零三年五月十四日（星期三），包括首尾兩天在內，暫停辦理股票過戶登記手續。

為確保能享有末期股息，已購入本公司股份而尚未在股東名冊上登記之股東，必須於二零零三年五月五日（星期一）下午四時前，將有關股票連同填妥之股份轉讓文件，送達香港灣仔皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司（本公司股份過戶登記處香港分處），辦理過戶登記手續。

最後，本人藉此機會，對過去一年全體員工所作出之貢獻及勤奮服務以及董事會同寅之支持和精明領導，謹致無任謝意。

*主席*
羅鷹石

香港，二零零三年三月十一日

# 董事及高層管理人員簡介

## 董事

### 羅鷹石先生

九十歲。自本集團於一九六三年創立時已出任主席兼董事總經理。羅先生在香港經營物業發展投資及建築業務逾四十年。

### 羅杜莉君女士

八十三歲。自一九六三年出任本集團董事。羅女士為主席羅鷹石先生之夫人。

### 羅嘉瑞醫生

五十六歲。一九八零年被委任為董事，現任本集團副主席兼董事總經理。羅醫生為香港上海滙豐銀行有限公司、上海實業控股有限公司、鳳凰衛視控股有限公司及中國移動（香港）有限公司非執行董事。彼亦為香港交易及結算所有限公司董事及創業板上市委員會主席、香港地產建設商會副主席、香港經濟研究中心董事及創新科技委員會成員。羅醫生為主席羅鷹石先生之兒子，畢業於加拿大麥紀爾大學獲理學士學位及於美國康奈爾大學取得醫學博士學位，並持心臟專科證書。羅醫生於香港及海外各地從事物業與酒店發展及投資業務逾二十三年。

### 羅啟瑞先生

四十三歲。一九八四年被委任為董事，現任本集團副董事總經理。羅先生為主席羅鷹石先生之兒子，畢業於美國哥倫比亞大學，為工程學士，從事物業發展投資與建築業務逾二十年。

### 麥肯尼先生，OBE*

七十歲。在香港出生，現為一位退休律師，自一九七二年起出任本集團董事。麥先生在一九九二年退休前，曾任香港著名孖士打律師行顧問，而在一九七一年四月至一九八三年三月三十一日期間，曾為該律師行之高級合夥人。麥肯尼先生已決定於本公司即將召開之二零零三年度股東週年大會當日退任董事一職。

### 鄭海泉先生*

五十四歲。一九九四年被委任為董事。鄭先生為恒生銀行有限公司副董事長兼行政總裁、香港上海滙豐銀行有限公司及九廣鐵路公司董事。鄭先生亦為證券及期貨事務監察委員會之程序覆檢委員會主席及香港銀行學會會長。鄭先生畢業於香港中文大學，為社會科學學士，及於新西蘭奧克蘭大學取得經濟學哲學碩士學位。

### 王于漸教授*

五十歲。一九九五年被委任為董事。王教授為香港大學經濟及工商管理學院院長，亦為外匯基金諮詢委員會委員、房屋委員會委員及大學教育資助委員會委員。王教授曾於美國芝加哥大學主修經濟，持有文學碩士及哲學博士學位。

### 李王佩玲女士*

五十四歲。二零零二年五月被委任為董事。現為香港執業律師及胡關李羅律師行合夥人，並出任多間香港上市公司董事。她積極參與公共事務，為香港聯合交易所有限公司創業板上市委員會副主席，並為若干法定、諮詢及上訴委員會成員。她持有英國倫敦學院大學法律學士學位及為英格蘭及威爾斯郡特許會計師公會之資深會員。

### 羅孔瑞先生

六十一歲。於一九六七年被委任為本集團董事。羅先生經營物業發展，建築及投資業務逾三十四年。羅先生為主席羅鷹石之兒子，畢業於澳洲新南威爾斯大學，為商學士。

### 羅慧端女士

六十六歲。自一九六三年出任本集團董事。羅女士於香港大學畢業為文學士後，即積極參與集團在香港之物業發展及投資逾三十八年。羅女士為主席羅鷹石先生之女兒。

### 羅康瑞先生

五十四歲。自一九七零年出任本集團董事。羅先生為瑞安集團創辦人，瑞安集團在香港、中國大陸及北美洲經營房地產發展，建築及建材業務。羅先生現為瑞安建業有限公司主席。羅先生為主席羅鷹石先生之兒子。

### 羅鷹瑞醫生

五十歲。自一九九三年出任董事。羅醫生為主席羅鷹石先生之兒子，現執業心臟專科醫生。

### 簡德光先生

五十一歲。一九八一年加入本集團，一九八八年被委任為董事。簡先生畢業於香港中文大學，為工商管理碩士，且為多個專業團體(包括香港會計師公會)會員。簡先生服務地產、財務及建築行業，於財務、會計及行政管理方面累積逾二十七年之經驗。

* 獨立非執行董事

*附註：* 於二零零二年十二月三十一日，Shui Sing Holdings Limited(「SSHL」)、Shui Sing (BVI) Limited (「SS(BVI)」)、瑞勝有限公司(「瑞勝」)及Galtee Investment Limited (「Galtee」)擁有本公司發行股本權益，並已依據香港證券(披露權益)條例第II部份披露該等權益予本公司及香港聯合交易所有限公司。羅鷹石先生、羅杜莉君女士、羅嘉瑞醫生、羅啟瑞先生、羅慧端女士及羅鷹瑞醫生為SSHL、瑞勝及Galtee董事。羅康瑞先生為瑞勝董事。羅嘉瑞醫生及羅啟瑞先生為SS(BVI)董事。

# 高層管理人員

## 唐振義先生

五十五歲。一九八三年加入本集團。現為集團助理董事、並為鷹君發展及策劃管理有限公司董事總經理。唐先生畢業於香港大學，為建築文學士及建築學士，並為香港建築師註冊管理局註冊建築師。唐先生於香港、中國大陸及海外物業發展、策劃及管理方面，經驗逾二十四年。

## 李澄明先生

五十一歲。一九九四年加入本集團為助理董事，負責財務、投資及企業傳訊工作，並兼任鷹君物業代理有限公司董事兼總經理，負責集團物業代務、租賃及銷售事務。李先生畢業於香港大學社會科學系。加入本集團前，曾任職一著名國際性銀行逾二十年。

## 吳嫣珊小姐

四十六歲。一九九三年加入本集團為助理董事，負責處理及商議有關本集團之商業投資及發展計劃，及一切法律事務。吳小姐畢業於香港大學及倫敦大學，並分別獲取法律學士及碩士學位。加入本集團前，吳小姐曾執業為律師逾十年。

## 莫紹斌先生

四十九歲。一九八一年加入本集團。現任集團財務總監。莫先生持有工商管理碩士學位，於地產行業擔任會計及財務工作，經驗逾二十一年。

## 梁達楷先生

四十九歲。二零零二年一月加入本集團。現任鷹君物業管理有限公司董事兼總經理，負責集團之物業管理事務。梁先生持有法律學士學位及為英國特許秘書及行政人員公會會員。彼於地產行業及物業管理方面，具逾二十年經驗。

## 蘇耀華先生

五十九歲。二零零二年再度加入本集團為酒店執行副總裁。蘇先生於國際酒店管理方面，具逾二十一年經驗。

## 馬啟賢先生

五十七歲。一九九五年加入本集團，負責市務及拓展國際酒店業務。彼曾於五大洲各地工作，於國際性酒店營業及管理公司任高職，經驗逾三十年。現任集團酒店之國際營運及拓展副總裁，專責國際業務及策劃長遠發展，彼並於二零零三年兼負集團在香港之酒店市場推廣事務。

## 張大明先生

四十一歲。一九八六年加入本集團。現任集團之全資附屬公司高端有限公司董事總經理。張先生在香港及中國大陸經營建築材料貿易具有豐富經驗。

## 曾耀榮先生

五十二歲。於一九九四年加入本集團為公司秘書。曾先生負責集團公司秘書事務及集團總部之人事、內部行政及保險事務。曾先生為英國特許秘書及行政人員公會及香港公司秘書公會資深會員，並為後者公會公司秘書小組成員。於公司秘書實務方面經驗達二十二年。

# 董事會報告書

截至二零零二年十二月三十一日止年度
（以港幣計算）

董事會以欣悦心情提呈截至二零零二年十二月三十一日止年度董事會報告書及經審核之財務報告。

## 主要業務

本公司之主要業務為投資控股。

附屬公司之主要業務為地產發展、物業投資、酒店及酒樓經營、建築材料貿易、股份投資、管理及保養服務、物業管理、保險代理及經營健身中心。

## 業績及股息

本集團本年度之業績已刊載於綜合收益表內。本年度已派發及建議之股息已刊載於財務報告説明第10項內。

## 儲備

本年度內，本公司及本集團之儲備變動情況已刊載於財務報告説明第23項內。

## 五年財務摘要

本集團過去五年之業績、資產及負債摘要已刊載於附錄二內。

## 固定資產

本年度內，本集團之固定資產變動情況已刊載於財務報告説明第12項內。

本集團於二零零二年十二月三十一日佔重大權益之物業之詳情已刊載於附錄一內。

## 股本

本年度內，本公司之股本變動情況已刊載於財務報告説明第22項內。

## 購買、出售或贖回股份

截至二零零二年十二月三十一日止年度內，本公司及其附屬公司並無購買、出售或贖回本公司之股份。

## 購股計劃

本公司之購股計劃之詳情已刊載於本報告書第112頁及113頁及財務報告説明第26項內。

## 董事

下列為本公司在年內及直至本報告書簽發日之董事：

羅鷹石先生

羅杜莉君女士

羅嘉瑞醫生

羅啟瑞先生

麥肯尼先生*

鄭海泉先生*

王于漸教授*

李王佩玲女士* *(於二零零二年五月十五日獲委任)*

羅孔瑞先生

羅慧端女士

羅康瑞先生

羅鷹瑞醫生

簡德光先生

* 獨立非執行董事

依照本公司之細則，麥肯尼先生、羅慧端女士及簡德光先生須於即將舉行之股東週年大會上告退，彼等有資格連選。麥肯尼先生已決定從董事會告退，故此不參與膺選，另外兩位須告退之董事已表示願意膺選連任。

按本公司之細則，每一位獨立非執行董事之任期直至彼輪值告退為董事止。

## 各董事在本公司及其聯營公司之股份權益

於二零零二年十二月三十一日，根據香港證券（披露權益）條例第29條所須存有之登記冊上所載錄，各董事及與彼等有聯繫人士持有本公司及聯營公司證券權益如下：

| | | 持有股份數目 | | | | |
|---|---|---|---|---|---|---|
| | 董事芳名 | 個人權益 | 家族權益 | 公司權益 | 其他權益 | 總數 |
| 本公司 | 羅鷹石 | 5,069,110 | – | – | – | 5,069,110 |
| | 羅杜莉君 | – | – | – | – | – |
| | 羅嘉瑞 | 6,156,711 | – | 6,636,557<br>附註(5) | 306,383,384<br>附註(1) | 319,176,652 |
| | 羅啟瑞 | – | – | 671,523<br>附註(6) | 306,383,384<br>附註(1) | 307,054,907 |
| | 麥肯尼 | 14,000 | – | – | – | 14,000 |
| | 鄭海泉 | – | 10,000 | – | – | 10,000 |
| | 王于漸 | – | – | – | – | – |
| | 李王佩玲 | – | – | – | – | – |
| | 羅孔瑞 | 2,769 | – | – | – | 2,769 |
| | 羅慧端 | 238,402 | – | – | 306,383,384<br>附註(1) | 306,621,786 |
| | 羅康瑞 | 279 | – | – | – | 279 |
| | 羅鷹瑞 | 3,805,046 | 3,662 | 300,000<br>附註(7) | 306,383,384<br>附註(1) | 310,492,092 |
| | 簡德光 | 314,503 | – | – | – | 314,503 |

## 各董事在本公司及其聯營公司之股份權益(續)

截至二零零二年十二月三十一日止年度內，根據聯交所上市規則第17.07條所須予披露，按本公司購股計劃所授予董事(其中若干為主要股東)之購股權變動情況如下:

| | | 股份數目 | | | | | |
|---|---|---|---|---|---|---|---|
| 董事芳名 | *授予購股權年份 | 於01/01/2002尚未行使之購股權 | 已授予之購股權 | 已行使之購股權 | 已註銷之購股權 | 於15/04/2002失效之購股權 | 於31/12/2002尚未行使之購股權 |
| 羅鷹石 | 1997 | 120,000 | – | – | – | (120,000) | – |
| | 1998 | 300,000 | – | – | – | – | 300,000 |
| | 1999 | 120,000 | – | – | – | – | 120,000 |
| | 2000 | 130,000 | – | – | – | – | 130,000 |
| | 2001 | 180,000 | – | – | – | – | 180,000 |
| | 2002 | – | 150,000 | – | – | – | 150,000 |
| | | 850,000 | 150,000 | – | – | (120,000) | 880,000 |
| 羅嘉瑞 | 1997 | 120,000 | – | – | – | (120,000) | – |
| | 1998 | 300,000 | – | – | – | – | 300,000 |
| | 1999 | 120,000 | – | – | – | – | 120,000 |
| | 2000 | 130,000 | – | – | – | – | 130,000 |
| | 2001 | 180,000 | – | – | – | – | 180,000 |
| | 2002 | – | 150,000 | – | – | – | 150,000 |
| | | 850,000 | 150,000 | – | – | (120,000) | 880,000 |

## 各董事在本公司及其聯營公司之股份權益(續)

| 董事芳名 | *授予購股權年份 | 股份數目<br>於01/01/2002尚未行使之購股權 | 已授予之購股權 | 已行使之購股權 | 已註銷之購股權 | 於15/04/2002失效之購股權 | 於31/12/2002尚未行使之購股權 |
|---|---|---|---|---|---|---|---|
| 羅啟瑞 | 1997 | 120,000 | – | – | – | (120,000) | – |
| | 1998 | 300,000 | – | – | – | – | 300,000 |
| | 1999 | 120,000 | – | – | – | – | 120,000 |
| | 2000 | 130,000 | – | – | – | – | 130,000 |
| | 2001 | 180,000 | – | – | – | – | 180,000 |
| | 2002 | – | 150,000 | – | – | – | 150,000 |
| | | 850,000 | 150,000 | – | – | (120,000) | 880,000 |
| 簡德光 | 1997 | 50,000 | – | – | – | (50,000) | – |
| | 1998 | 450,000 | – | – | – | – | 450,000 |
| | 1999 | 25,000 | – | – | – | – | 25,000 |
| | 2000 | 50,000 | – | – | – | – | 50,000 |
| | 2001 | 130,000 | – | – | – | – | 130,000 |
| | 2002 | – | 110,000 | – | – | – | 110,000 |
| | | 705,000 | 110,000 | – | – | (50,000) | 765,000 |
| 總計: | | 3,255,000 | 560,000 | – | – | (410,000) | 3,405,000 |

附註:

(1) 於一九九七年至一九九九年內所授予之購股權乃按已於一九九九年三月十六日屆滿之舊有行政人員購股計劃發授。二零零零年至二零零二年授予之購股權乃按於一九九九年六月十日採納之鷹君集團有限公司購股計劃(前名為行政人員購股計劃)發授。

(2) 接納授予每一購股權所付之代價為1元。

(3) 於二零零二年一月二十五日(即於二零零二年一月二十八日授予購股權之前一個工作天),本公司每股面值0.50元股份(「股份」)在聯交所之收市價為8.35元。

(4) 授予之購股權於行使時方於財務報告中確認。董事認為評估購股權價值涉及多方面主觀和不肯定的假設,因此不宜披露於年度內授出之購股權價值。

* 每年授予購股權之所須詳盡資料已刊載於財務報告說明第26項內。

## 各董事在本公司及其聯營公司之股份權益(續)

除上述披露外，並無任何董事及與彼等有聯繫人士擁有本公司或聯營公司(定義見香港證券(披露權益)條例)任何證券權益。再者，在本年度內並無任何董事及任何彼等之配偶或年齡未滿十八歲之子女獲授予任何權利認購本公司證券或已行使任何該等權利。

## 主要股東於本公司之股份權益

於二零零二年十二月三十一日，根據香港證券(披露權益)條例第16條(1)項所須存有之登記冊上所載錄，下列股東(非本公司董事)持有本公司已發行股本百分之十或以上權益：

| 股東芳名 | 股份數目 | 附註 |
|---|---|---|
| 羅鴻鏇 | 306,383,384 | (1) |
| 羅慧琦 | 309,462,464 | (1) |
| 瑞勝有限公司 | 81,667,316 | (2) |
| Galtee Investment Limited | 95,097,946 | (2) |
| Shui Sing Holdings Limited | 255,380,375 | (3) |
| Shui Sing (BVI) Limited | 255,380,375 | (3) |
| HSBC集團* | 306,747,369 | (4) |

* HSBC集團包括HSBC Holdings plc及其附屬公司：HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV, HSBC Europe (Netherlands) BV, HSBC Private Banking Holdings (Suisse) SA 及 HSBC International Trustee Limited.

附註：

(1) 羅嘉瑞醫生、羅啟瑞先生、羅慧端女士、羅應瑞醫生及羅鴻鏇女士擁有之306,383,384股，及羅慧琦女士擁有之309,462,464股其中之306,383,384股實為相同。

(2) 瑞勝有限公司所持有之81,667,316股及Galtee Investment Limited 所持有之95,097,946股，均與附註(3)所述之股份權益重覆。此兩間公司，均為Shui Sing (BVI) Limited之直接全資附屬公司，而Shui Sing (BVI) Limited則為Shui Sing Holdings Limited之直接全資附屬公司。

(3) 由Shui Sing Holdings Limited及Shui Sing (BVI) Limited 所持有之255,380,375股與附註(1)所述之股份權益相同及重覆。

(4) 306,747,369股其中306,383,384股與附註(1)所述之股份實為相同。HSBC International Trustee Limited(「HKIT」)為一酌定信託之信託人，而附註(1)所述之人士則為該信託之受益人，HKIT擁有及/或被視為擁有所述之306,383,384股份權益。HKIT亦為其他酌定信託之信託人，並為該等信託持剩餘部份之股份。

(5) 6,636,557股由羅嘉瑞醫生佔全部權益之一間公司所有。

(6) 671,523股由羅啟瑞先生佔全部權益之一間公司所有。

(7) 300,000股由羅應瑞醫生佔全部權益之一間公司所有。

## 董事在合約上之利益

除根據以下關連交易所披露外，本公司或其任何附屬公司於本年度終結時或在年度內任何時間，並無簽訂任何重要合約，致令董事直接或間接獲得重大利益。

## 關連交易

按旺角項目之總承建合約委託指定分判商

本公司之一間全資附屬公司Renaissance City Development Company Limited（「發展商」）已與Sun Fook Kong Holdings Limited（「總承建商」）訂立一項總承建合約（日期為二零零一年十一月十二日）（「總承建合約」），據此發展商委任總承建商承造旺角項目上蓋建築工程包括寫字樓、商場及酒店之整體建築及商場地庫之挖掘工程，作價為三十一億一千萬元。根據聯交所上市規則，該交易合約乃構成本公司一項須予披露及關連交易，已於二零零一年年報內披露。

總承建合約條款包括發展商將透過競爭性投標程序委任指定供應商及分判商以進行總承建合約內須進行之若干工程。於二零零二年四月二十二日，發展商按照總承建合約委託(a)新福港機電工程有限公司為空調及電力安裝分判合約之指定分判商及(b)Daido Steel Works & Engineering Limited為供水、排污及煤氣安裝分判合約之指定分判商。該兩分判商乃總承建商之全資附屬公司。發展商在委託該兩分判商前皆分別經過競爭性投標程序始作決定，以該兩分判商對該兩分判合約作出最低標價及經旺角項目之建築師、測計師及機電工程顧問對該等投標書之分析為決定基準。

該兩分判合約之合約額分別為二億七千九百萬元及五千三百萬元已包括在總承建合約總額三十一億一千萬元內。

於二零零二年四月十九日，羅鷹石家族若干成員及其有關之信託及公司（「羅鷹石集團」）擁有本公司已發行股份權益合共約為63.06%。羅鷹石家族若干成員擁有總承建商約95.92%股份權益及控制權。基於羅鷹石集團於分判合約內之利益，根據聯交所上市規則，該兩分判合約之委託乃構成本公司之關連交易。該交易已根據上市規則所須於二零零二年四月二十二日作出公佈。

## 購買股份或債券安排

除本公司成立之鷹君集團有限公司購股計劃（前名為行政人員購股計劃）外，本公司或其任何附屬公司在本年度內，並無參與任何安排致令各董事藉此獲得本公司或任何其他機構之股份或債券而獲益。

## 服務合約

本公司並無與董事訂立任何於一年內須以賠償形式終止之服務合約(除法定賠償外)。

## 優先購買權

本公司之細則並無優先購買權之規定，惟百慕達法例並無法例限制訂立此等權利。

## 主要客戶及供應商

本年度內，本集團首五名最大之客戶及供應商均佔少於本集團銷售額及購貨額百分之三十。

## 最佳應用守則

本公司截至二零零二年十二月三十一日止年度所涵蓋之會計年度已遵守聯交所上市規則附錄十四載列之最佳應用守則。

## 捐款

本集團之慈善及其他捐款總額為212,795元。

## 核數師

於即將舉行之股東週年大會上，將會提出繼續委聘德勤•關黃陳方會計師行為本公司核數師之決議案。

承董事會命
*主席*
羅鷹石

香港，二零零三年三月十一日

# 二零零三年股東週年大會通告

**茲通告**鷹君集團有限公司(「本公司」)定於二零零三年五月十四日(星期三)下午三時正，於香港灣仔港灣道二十三號鷹君中心頂樓召開本公司二零零三年股東週年大會，處理下列事宜：

## 普通事項

(一) 省覽本公司截至二零零二年十二月三十一日止年度之經審核財務報告及董事會與核數師報告書。

(二) 宣佈派發末期股息。

(三) 選舉董事以代退任董事。

(四) 議定董事之最高名額，並授權董事會在該限額內委聘董事。

(五) 釐定董事袍金。

(六) 聘請核數師及授權董事會釐定其酬金。

## 特別事項

(七) 考慮並酌情通過，或經修訂後通過，下列議案為普通決議案：

(甲) 「動議：

(a) 在下文 (b) 段之限制下，一般性及無條件批准本公司董事會(「董事會」)於有關期間內(按下文所界定)行使本公司購買或購回其本身股份(「股份」)之一切權力；

(b) 根據上文(a)段之授權，本公司可於香港聯合交易所有限公司或香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港公司股份購回守則認可之其他證券交易所(股份可能於此等交易所掛牌)購買或購回之股份，其總數不得超過在本決議案通過之日已發行股本面值總額百份之十，而上文之授權須受此數額限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項較早發生之期間：

(i) 本公司下次股東週年大會結束；

(ii) 依照本公司細則或一九八一年百慕達公司法(以修訂為準)(或其他可適用之百慕達法例)規定本公司下次股東週年大會須予召開之期限屆滿之日；及

(iii) 本公司股東大會上通過普通決議案，撤銷或更改本決議案之授權。」

(乙)「動議：

(a) 在下文(c)段之限制下，一般性及無條件批准董事會於有關期間內(按下文所界定)行使本公司配發、發行及處理新股之一切權力，並批准本公司董事會訂立或發出須行使此等權力之售股建議、協議及選擇權；

(b) 上文(a)段之批准可授權董事會於有關期間內訂立或發出須於有關期間以後行使此等權力之售股建議、協議及選擇權；

(c) 董事會依據上文(a)段之授權所配發或同意有條件或無條件配發(不論其為依據選擇權所配發者與否)之股份面值總額(因(i)配售新股、(ii)根據本公司發行之任何認股權證或任何轉換為股份之證券之條款，行使認購或轉換股份之權利、(iii)任何現時採納之優先購股計劃或類似安排，向本公司及／或其任何附屬公司之行政人員及／或僱員或該等優先購股計劃或安排之其他參與人授予或發行股份或購買股份之權力，或(iv)任何依照本公司細則以配發股份代替全部或部份股息之以股代息或其他類似安排而配發者除外)不得超過：(aa)於本決議案通過日之已發行股份面值總額百份之二十加(bb)(倘董事會獲本公司股東根據一項獨立普通決議案授權)本公司於本決議案通過後所購買或購回之股份面值總額(以本決議案通過日之已發行股份面值總額百份之十為限)，而上文之授權須受此數額限制；及

(d) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項較早發生之期間：

(i) 本公司下次股東週年大會結束；

(ii) 依照本公司細則或一九八一年百慕達公司法(以修訂為準)(或其他可適用之百慕達法例)規定本公司下次股東週年大會須予召開之期限屆滿之日；及

(iii) 本公司股東大會上通過普通決議案，撤銷或更改本決議案之授權。

「配售新股」指董事會所訂定之期間內，並按照其當時持有之股份或其他證券類別之比例，向載列於一指定記錄日期之股東名冊內之股份持有人配售新股之建議(惟董事會有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

(丙)「動議授權董事會，就本大會通告第(七)(乙)項決議案(c)段(bb)分段所述之本公司股本，行使該決議案(a)段所述之權力。」

承董事會命
*公司秘書*
**曾耀榮**

香港，二零零三年三月十一日

*註冊辦事處：*
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

*主要辦事處：*
香港
灣仔
港灣道二十三號
鷹君中心三十三樓

*附註：*

(一) 凡有權出席經上述通告召開之大會，並於會上投票之股東，均有權委任一位或多位代表出席會議，並於表決時代其投票。代表不須為本公司股東。

(二) 代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或公證人簽署該授權書或授權文件之副本，最遲須於大會(或任何續會)召開時間四十八小時前交回香港灣仔港灣道二十三號鷹君中心三十三樓本公司辦事處，方為有效。

# 綜合收益表

截至二零零二年十二月三十一日止年度
（以港幣計算）

| | 說明 | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|---|
| 營業額 | | **2,569,540** | 2,677,251 |
| 商品及服務成本 | | **(1,376,799)** | (1,394,426) |
| 毛溢利 | | **1,192,741** | 1,282,825 |
| 其他營運收益 | 5 | **30,482** | 72,384 |
| 行政費用 | | **(100,550)** | (122,583) |
| 其他營運費用 | | **(42,480)** | (109,473) |
| 經營溢利 | 6 | **1,080,193** | 1,123,153 |
| 財務成本 | 7 | **(344,135)** | (463,569) |
| 應佔聯營公司業績 | | **3,429** | (13,263) |
| 除稅前溢利 | | **739,487** | 646,321 |
| 稅項 | 9 | **(119,305)** | (108,279) |
| 除稅後溢利 | | **620,182** | 538,042 |
| 少數股東權益 | | **(30,738)** | (30,743) |
| 可撥歸股東溢利 | | **589,444** | 507,299 |
| 股息 | 10 | **87,447** | 121,213 |
| 每股基本盈利 | 11 | **1.02**元 | 0.90元 |
| 攤薄後每股盈利 | 11 | **1.02**元 | 0.90元 |

# 資產負債表

二零零二年十二月三十一日結算
（以港幣計算）

| | | 本集團 | | 本公司 | |
|---|---|---|---|---|---|
| | 說明 | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| **資產** | | | | | |
| 非流動資產 | | | | | |
| 固定資產 | 12 | 28,162,019 | 27,809,250 | – | – |
| 附屬公司權益 | 13 | – | – | 5,670,405 | 5,669,311 |
| 聯營公司權益 | 14 | 131 | 3,018 | – | – |
| 其他投資 | 15 | 19,820 | 23,409 | – | – |
| 已抵押銀行存款 | 16 | 4,610 | 95,414 | – | – |
| | | 28,186,580 | 27,931,091 | 5,670,405 | 5,669,311 |
| 流動資產 | | | | | |
| 存貨 | 17 | 51,131 | 57,050 | – | – |
| 應收賬、按金及預付款項 | 18 | 275,644 | 323,639 | 193 | 184 |
| 銀行結存及現金 | | 621,242 | 709,859 | 2,057 | 1,247 |
| | | 948,017 | 1,090,548 | 2,250 | 1,431 |
| | | 29,134,597 | 29,021,639 | 5,672,655 | 5,670,742 |

# 資產負債表

| | 說明 | 本集團<br>二零零二年<br>千元 | 本集團<br>二零零一年<br>千元 | 本公司<br>二零零二年<br>千元 | 本公司<br>二零零一年<br>千元 |
|---|---|---|---|---|---|
| **負債** | | | | | |
| **流動負債** | | | | | |
| 應付賬、按金及應付費用 | 19 | 568,466 | 564,810 | 2,547 | 1,707 |
| 稅項準備 | | 164,682 | 183,787 | – | – |
| 一年內到期借貸 | 20 | 2,237,509 | 2,195,301 | – | – |
| | | 2,970,657 | 2,943,898 | 2,547 | 1,707 |
| **非流動負債** | | | | | |
| 一年以上到期借貸 | 20 | 10,803,785 | 10,155,374 | – | – |
| 遞延稅項 | 21 | 215,339 | 173,470 | – | – |
| | | 11,019,124 | 10,328,844 | – | – |
| | | 13,989,781 | 13,272,742 | 2,547 | 1,707 |
| 少數股東權益 | | 540,972 | 625,652 | – | – |
| | | 14,530,753 | 13,898,394 | 2,547 | 1,707 |
| 資產淨值 | | 14,603,844 | 15,123,245 | 5,670,108 | 5,669,035 |
| 代表 | | | | | |
| 股本 | 22 | 291,489 | 288,584 | 291,489 | 288,584 |
| 儲備 | 23 | 14,312,355 | 14,834,661 | 5,378,619 | 5,380,451 |
| 股東權益總額 | | 14,603,844 | 15,123,245 | 5,670,108 | 5,669,035 |

財務報告第120頁至第172頁已於二零零三年三月十一日獲董事會批准及授權頒佈，並由下列董事代其簽署：

羅嘉瑞
*董事*

羅啟瑞
*董事*

# 綜合權益變動表

截至二零零二年十二月三十一日止年度
(以港幣計算)

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 期初結餘－權益總額 | 15,123,245 | 17,502,340 |
| 重估投資及酒店物業之減少 | (1,139,605) | (3,022,372) |
| 重估其他投資之減少 | (9,794) | (11,555) |
| 海外營運折算所產生之匯兑差額 | 76,538 | (51,329) |
| 未於收益表內確認之淨虧損 | (1,072,861) | (3,085,256) |
| 可撥歸股東溢利 | 589,444 | 507,299 |
| 其他投資減值虧損而撇回之重估減少 | 19,389 | – |
| 出售投資物業時撇回之重估增加 | – | (34,756) |
| 少數股東減持股份而撇回之已繳入盈餘 | – | 249 |
| | 608,833 | 472,792 |
| 已繳付股息 | (109,953) | (150,830) |
| 發行股份之溢價 | 54,621 | 384,265 |
| 發行股份之支出 | (41) | (66) |
| 期終結餘－權益總額 | 14,603,844 | 15,123,245 |

# 綜合現金流量表

截至二零零二年十二月三十一日止年度

（以港幣計算）

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---:|---:|
| **經營業務** | | |
| 除稅前溢利 | 739,487 | 646,321 |
| 調整： | | |
| 應佔聯營公司業績 | (3,429) | 13,263 |
| 利息收益 | (17,563) | (36,293) |
| 利息支出 | 335,171 | 424,834 |
| 可換股債券贖回溢價準備 | — | 13,625 |
| 無牌價證券股息 | (994) | (4,086) |
| 有牌價證券股息 | (70) | (74) |
| 出售固定資產溢利 | — | (26,099) |
| 壞賬準備 | 7,406 | 24,486 |
| 固定資產折舊 | 4,945 | 5,640 |
| 其他資產攤銷 | — | 3,230 |
| 其他資產撇除 | — | 3,395 |
| 投資及酒店物業裝置工程撇除 | 22,310 | 32,439 |
| 其他投資減值虧損 | 19,389 | 36,622 |
| 營運資本變動前之經營現金流量 | 1,106,652 | 1,137,303 |
| 存貨減少 | 5,919 | 1,221 |
| 應收賬、按金及預付款項減少 | 44,831 | 169,463 |
| 應付票據、應付賬、按金及應付費用減少 | (16,029) | (16,882) |
| 應收聯營公司金額減少 | — | 18,072 |
| 來自經營業務之現金 | 1,141,373 | 1,309,177 |
| 利息支付 | (558,760) | (615,652) |
| 繳付香港利得稅 | (77,245) | (75,809) |
| 退回香港利得稅 | — | 33 |
| 繳付其他司法區稅項 | (19,057) | (60,484) |
| 退回其他司法區稅項 | 295 | — |
| 來自經營業務之現金淨額 | 486,606 | 557,265 |

| | 說明 | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|---|
| 投資業務 | | | |
| 利息收入 | | 19,284 | 31,302 |
| 無牌價證券股息收入 | | 994 | 7,303 |
| 有牌價證券股息收入 | | 70 | 74 |
| 聯營公司股息收入 | | 150 | 4,934 |
| 購入固定資產 | | (935,638) | (1,356,715) |
| 出售固定資產 | | — | 251,860 |
| 收購附屬公司 | 24 | (32,508) | (1,641,783) |
| 投資聯營公司 | | (8) | (1,559) |
| 聯營公司借貸 | | (9,992) | — |
| 其他投資之資本退回 | | 3,900 | 11,699 |
| 其他投資增加 | | (10,102) | (624) |
| 已抵押存款減少 | | 90,804 | 8,742 |
| 用作投資業務之現金淨額 | | (873,046) | (2,684,767) |
| 融資項目 | | | |
| 支付股東股息 | | (55,332) | (67,494) |
| 支付少數股東股息 | | — | (109) |
| 發行股份 | | — | 869 |
| 發行股份支出 | | (41) | (66) |
| 少數股東之股本及償還變動 | | (15,907) | (242,125) |
| 銀行借貸 | | 2,535,769 | 4,858,041 |
| 銀行借貸償還 | | (2,158,149) | (1,022,756) |
| 可換股債券贖回 | | — | (1,204,136) |
| 來自融資項目之現金淨額 | | 306,340 | 2,322,224 |
| 現金及現金等價物(減少)增加 | | (80,100) | 194,722 |
| 外幣兑換率改變之影響 | | (9,916) | (17,644) |
| 年初結存之現金及現金等價物 | | 709,394 | 532,316 |
| 年末結存之現金及現金等價物 | | 619,378 | 709,394 |
| 現金及現金等價物結存分析 | | | |
| 過往發表之現金及現金等價物 | | — | 609,394 |
| 短期銀行借貸重新分類之影響 | | — | 100,000 |
| 現金及現金等價物重列 | | 619,378 | 709,394 |
| 為： | | | |
| 銀行結存及存款 | | 621,242 | 709,859 |
| 銀行透支 | | (1,864) | (465) |
| | | 619,378 | 709,394 |

# 財務報告說明

截至二零零二年十二月三十一日止年度
（以港幣計算）

## 1. 簡介

本公司為一間在百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股。

附屬公司之主要業務為地產發展、物業投資、酒店及酒樓經營、建築材料貿易、股份投資、管理及保養服務、物業管理、保險代理及經營健身中心。

## 2. 採納會計實務準則／更改會計政策

本集團於本年度首次採納數項由香港會計師公會頒佈之全新及經修定之會計實務準則（「會計實務準則」），採納該等會計實務準則會使本集團之會計政策及其財務報告呈報作出下列更改。此外，全新及經修定之會計實務準則所需之額外披露要求，已於本財務報告內採納。

### 財務報告呈報方式

會計實務準則第1條（經修訂）之「財務報告呈報方式」引進了全新格式之權益變動表呈報於本年度財務報告內。去年之財務報告呈報方式經已重列，以符合一致之呈報方式。

### 現金流量表

於本年度內，本集團已採納會計實務準則第15條（經修訂）之「現金流量表」。根據會計實務準則第15條（經修訂），現金流量分類為三個標題：經營、投資及融資以取代過往五個標題。過往以其他標題呈報之利息及股息已被分類為經營/投資/融資現金流量。收益稅款所引起之現金流量已被分類為經營業務，除非彼等可於投資及融資業務分別被確認。此外，現金及現金等價物之呈報金額已被更改為不包括以融資為本質之短期借貸，去年之現金流量表呈報方式經已重列，以符合一致之呈報方式。

### 僱員福利

於本年度內，本集團已採納會計實務準則第34條之「僱員福利」，當中推出僱員福利（包括退休保障計劃）之衡量守則及披露要求。由於本集團只提供定額供款退休保障計劃，採納會計實務準則第34條不會對財務報告有任何重大影響。

## 3. 主要會計原則

除了投資及酒店物業及證券投資是以重估價值列賬外，本財務報告是按歷史成本為基礎及依據香港普遍採納的會計原則編製。主要會計原則詳列如下：

**綜合賬之基本原則**

綜合財務報告包括本公司及其附屬公司每年截至十二月三十一日之財務報告。

年內購入或售出之附屬公司，自收購日起或至出售日之業績已包括於集團之綜合收益表內。

本集團內各公司間之重要交易及結餘已在編製綜合賬目時抵銷。

**商譽及負商譽**

商譽指本集團付出的代價超過本集團收購該附屬公司或聯營公司當日應佔淨資產的公平價值。負商譽指本集團付出的代價低於本集團收購該附屬公司或聯營公司當日應佔淨資產的公平價值。商譽會被資本化及按其預計可使用年限攤銷。負商譽將按其產生的原因轉入收益表。

收購附屬公司所引起的商譽於資產負債表內分別呈報。收購附屬公司所引起的負商譽於非流動資產內扣除。收購聯營公司權益所產生的溢價或折扣指本集團的收購代價超過或低於本集團收購該聯營公司當日應佔淨資產的公平價值，並會於聯營公司權益中處理。

於出售附屬公司或聯營公司的投資時，相關商譽的未攤銷餘額或負商譽的未撇回餘額均會包括在計算出售損益中。

**營業額**

營業額乃毛租金、經營酒店及酒樓收益、出售建築材料所得金額、物業管理及維修保養費、代理佣金及經營健身中心收益之總和。

## 3. 主要會計原則(續)

### 收益之確認

租金收益包括於營業租約內預開租金發票，乃按相關租約之條款以直線基準予以確認。

酒店經營收益乃按提供之服務及賓客享用酒店設施量予以確認。

利息收益乃參考尚未償還之本金按適用之利率及時間比例基準予以確認。

來自投資之股息收入在股東確定有權收取股息時予以確認。

### 投資物業

投資物業指已完成發展物業，因具有投資價值而持有，而有關租金收入是按正常非關連基礎商議而訂。

投資物業乃根據專業估價，以其公開市值於結算日入賬。任何於重估投資物業價值時所產生的重估增加或減少均會計入或扣除於物業重估儲備中，但當該儲備的結餘不足以抵銷重估減少時，不足之數則會在收益表中扣除。倘過往自收益表扣除減少，而隨後再產生重估增加，有關增加應撥入收益表內，惟款額以過往已扣除之減少為限。

在出售投資物業時，歸屬於該物業的物業重估儲備結餘會轉入收益表中。

除了租約期尚餘二十年或以下之投資物業外，其餘投資物業無須作折舊準備。

### 酒店物業

酒店物業乃指整體運用於酒店經營之土地及建築物以及其有關固定設備之權益並以專業估價所得之公開市值於結算日記賬。

本集團之政策乃保持酒店物業之狀況，以使其餘值不會因隨時間而降低及任何折舊之因素對其均無重大影響。故無就酒店物業而作出折舊之準備。而有關保養及維修支出已於其產生年度計入收益表內。

3. 主要會計原則(續)

發展中物業

在發展中用作出售、出租或行政或尚未決定用途的土地及建築物以成本扣除由董事經考慮後之減值損失入賬。成本包括土地成本、發展成本、資本化之借貸成本及歸于該物業之其他直接成本。

當發展中物業視為有投資潛質作長期持有，則列為非流動資產。當該等資產之用途已定，該等資產之折舊均與其他物業資產之基準一樣。

持有用作出售用途之發展中物業，將被視為待售發展中物業並列為流動資產。

借貸成本

因收購，建設或生產符合規定資產而直接產生之借貸成本均資本化為該資產之部份成本。當該等資產實質上達致既定之可運用或出售狀況時，借貸成本便不可再資本化。從特定借貸待支付符合規定資產之經費前而作出之短暫投資所賺取之投資收入從撥充資本之借貸成本中扣除。

其他借貸成本於產生之期間在收益表內扣除。

物業、廠房及設備

物業、廠房及設備乃按其成本減去累計折舊及可確認減值損失入賬。

永久物業及發展中物業並沒有折舊準備撇銷其成本。折舊準備乃按其他物業、廠房及設備之預計可使用年限，以直線法及下列年率撇銷其成本：

| | |
|---|---|
| 租賃物業 | 以租約期計算 |
| 樓宇 | 以租約期或50年兩者取較短期計算 |
| 傢俬及裝置、汽車及廠房及機械 | 20% |

資產出售或棄用時產生之收益或虧損乃按資產之銷售所得款項與其賬面值之間差額釐定，並於收益表內確認。

3. 主要會計原則(續)

**投資附屬公司**

附屬公司乃指本公司控制之公司。

投資附屬公司乃按成本值扣除可確認之減值損失列入本公司之資產負債表內。

**投資聯營公司**

聯營公司乃指本集團能夠透過參與其財務及經營政策的決定以對其發揮重大影響力的公司。

綜合收益表內包括本集團於收購聯營公司後所佔該年度之業績。聯營公司權益乃按集團所佔該等公司之資產淨值扣除已確認減值損失於綜合資產負債表入賬。

對於集團與聯營公司之交易，除了能證明所轉讓的虧損資產未實現虧損已發生減值的情況外，其他未實現的損益會按本集團於相關聯營公司所佔的權益而予以抵銷。

**其他投資**

證券投資按交易日作為基準予以確認，而初時則會以成本計量。

持有作為買賣用途之證券，其未實現的損益包括於期內之淨損益內。非作為買賣而持有的證券在往後的結算日以公平價值計量。購入投資作為非買賣用途，其未實現的損益會計算於權益中。直到證券出售或確定發生減值時，過往所累積而確認於權益之損益則會列入該年度淨損益內。

無牌價投資當作固定回報投資計算將其預先確定於有關合約規條之收益入賬。此投資初時以成本計量，然後將每年根據有關條約之應收款額，攤分作為收入及用以減低賬面值，以致此淨值投資能以一個固定定期之回報率計算。

**存貨**

存貨乃按成本值與可變現淨值兩者之較低者入賬。成本以加權平均法計算。

## 3. 主要會計原則(續)

### 減值

於每個結算日，本集團會對有形和無形資產的賬面金額進行核查，以確定是否有跡象顯示這些資產已發生減值損失。如估計資產之可收回金額低於其賬面值，則將該資產的賬面金額減低至其可收回金額。減值損失會即時確認為一項費用，除非相關資產是以別的會計準則作重估金額，在這種情況下，按其他會計準則，減值損失會作為重估價值減少處理。

假若減值損失於其後撥回，該資產的賬面金額會增加至其可收回金額的重新估計值，惟增加後的賬面金額不能超過該資產過往年度已確認為無減值損失的賬面金額。減值損失的撥回即時確認為收入，除非相關資產是以別的會計準則作重估金額，在這種情況下，按其他會計準則，減值撥回會作為重估價值增加處理。

### 外幣

非港幣的外幣交易均按最初交易記錄日的現行匯率或按合約價匯率折算。以外幣計算的貨幣資產和負債，均按結賬日的現行匯率折算入賬。折算外幣而產生的損益在收益表內處理。折算用作融資海外項目之淨額投資的外幣借貸而產生之匯兑差額則列入儲備內。

於綜合賬目時，以非港幣的外幣入賬之海外業務的財務報告均按結賬日的現行匯率折算入賬。收入及支出項目以期內之平均匯率折算。在綜合賬目時如有產生折算差額，會被分類為權益及轉入本集團之匯兑儲備內。在出售業務時，該折算差額將於期內確認為收入或支出。

### 税項

税項支出是按本年度的業績，並就無須課税或不獲扣減的項目作出調整後計算得出。某些收入及支出項目因在税務上會在不同於其確認在財務報告上的會計期間內確認，因而產生時差。該等以負債方法計算時差的税務影響，會於財務報告中確認為遞延税項，但這只限於那些能在可見將來成為資產或負債的税務影響。

### 營業租約

營業租約之應付租金按個別租約以直線攤銷法在收益表內扣除。

## 3. 主要會計原則(續)

**退休保障成本**

支付定額供款退休保障計劃及強制性公積金計劃之費用以支出入賬。

## 4. 商業及地區市場分類資料

**商業分類**

就管理而言，本集團現經營以下業務:

| | | |
|---|---|---|
| 物業租賃 | – | 物業租賃之租金收益。 |
| 酒店業務 | – | 酒店及住寓業務。 |
| 其他業務 | – | 地產發展、建築材料銷售、酒樓經營、物業管理、保養及代理服務、保險代理及經營健身中心。 |

該等業務為本集團申報其主要分類資料之基準。

## 4. 商業及地區市場分類資料(續)

該等商業之分類資料呈報如下：

二零零二年

| | 物業租賃<br>千元 | 酒店業務<br>千元 | 其他業務<br>千元 | 抵銷<br>千元 | 綜合賬目<br>千元 |
|---|---|---|---|---|---|
| 營業額 | | | | | |
| 外部銷售收益 | 795,464 | 1,524,917 | 249,159 | – | 2,569,540 |
| 業務之間銷售收益 | 20,733 | – | 28,989 | (49,722) | – |
| 收益總額 | 816,197 | 1,524,917 | 278,148 | (49,722) | 2,569,540 |

業務之間銷售收益以雙方同意價格入賬。

| | 物業租賃<br>千元 | 酒店業務<br>千元 | 其他業務<br>千元 | 抵銷<br>千元 | 綜合賬目<br>千元 |
|---|---|---|---|---|---|
| 業績 | | | | | |
| 分類業績 | 683,388 | 437,390 | 17,246 | | 1,138,024 |
| 未分類之公司開支 | | | | | (57,831) |
| 經營溢利 | | | | | 1,080,193 |
| 財務成本 | | | | | (344,135) |
| 應佔聯營公司業績 | 3,396 | – | 33 | | 3,429 |
| 除稅前溢利 | | | | | 739,487 |
| 稅項 | | | | | (119,305) |
| 除稅後溢利 | | | | | 620,182 |

## 4. 商業及地區市場分類資料(續)

二零零二年(續)

### 其他資料

| | 物業租賃<br>千元 | 酒店業務<br>千元 | 其他業務<br>千元 | 綜合賬目<br>千元 |
|---|---|---|---|---|
| 資本性支出 | 180,361 | 40,184 | 1,119,989 | 1,340,534 |
| 折舊 | 21 | 39 | 4,885 | 4,945 |
| 折舊外之非現金支出 | 16,711 | 5,600 | 26,794 | 49,105 |

### 資產負債表

| | 物業租賃<br>千元 | 酒店業務<br>千元 | 其他業務<br>千元 | 綜合賬目<br>千元 |
|---|---|---|---|---|
| 資產 | | | | |
| 分類資產 | 12,930,422 | 8,193,941 | 7,988,668 | 29,113,031 |
| 聯營公司權益 | 3,228 | | (3,097) | 131 |
| 未分類之公司資產 | | | | 21,435 |
| 綜合總資產 | | | | 29,134,597 |
| 負債 | | | | |
| 分類負債 | 295,827 | 335,780 | 178,603 | 810,210 |
| 未分類之公司負債 | | | | 13,179,571 |
| 綜合總負債 | | | | 13,989,781 |

## 4. 商業及地區市場分類資料(續)

二零零一年

| | 物業租賃<br>千元 | 酒店業務<br>千元 | 其他業務<br>千元 | 抵銷<br>千元 | 綜合賬目<br>千元 |
|---|---|---|---|---|---|
| 營業額 | | | | | |
| 外部銷售收益 | 859,226 | 1,552,674 | 265,351 | – | 2,677,251 |
| 業務之間銷售收益 | 11,920 | – | 36,690 | (48,610) | – |
| 收益總額 | 871,146 | 1,552,674 | 302,041 | (48,610) | 2,677,251 |

業務之間銷售收益以雙方同意價格入賬。

| | 物業租賃<br>千元 | 酒店業務<br>千元 | 其他業務<br>千元 | 抵銷<br>千元 | 綜合賬目<br>千元 |
|---|---|---|---|---|---|
| 業績 | | | | | |
| 分類業績 | 810,663 | 439,341 | 25,214 | | 1,275,218 |
| 未分類之公司開支 | | | | | (152,065) |
| 經營溢利 | | | | | 1,123,153 |
| 財務成本 | | | | | (463,569) |
| 應佔聯營公司業績 | 1,169 | – | (14,432) | | (13,263) |
| 除税前溢利 | | | | | 646,321 |
| 税項 | | | | | (108,279) |
| 除税後溢利 | | | | | 538,042 |

## 4. 商業及地區市場分類資料(續)

### 二零零一年(續)

### 其他資料

| | 物業租賃<br>千元 | 酒店業務<br>千元 | 其他業務<br>千元 | 綜合賬目<br>千元 |
|---|---|---|---|---|
| 資本性支出 | 2,755,686 | 74,115 | 694,886 | 3,524,687 |
| 折舊及攤銷 | 290 | 4,500 | 4,080 | 8,870 |
| 折舊外之非現金支出 | 605 | 25,968 | 70,369 | 96,942 |

### 資產負債表

| | 物業租賃<br>千元 | 酒店業務<br>千元 | 其他業務<br>千元 | 綜合賬目<br>千元 |
|---|---|---|---|---|
| 資產 | | | | |
| 分類資產 | 13,919,679 | 7,951,549 | 6,868,447 | 28,739,675 |
| 聯營公司權益 | 16,148 | – | (13,130) | 3,018 |
| 未分類之公司資產 | | | | 278,946 |
| 綜合總資產 | | | | 29,021,639 |
| 負債 | | | | |
| 分類負債 | 325,194 | 290,556 | 83,719 | 699,469 |
| 未分類之公司負債 | | | | 12,573,273 |
| 綜合總負債 | | | | 13,272,742 |

## 4. 商業及地區市場分類資料（續）

地區市場分類

本集團按地區市場分類之營業額及應佔經營溢利分析如下：

| | 二零零二年 | | 二零零一年 | |
|---|---|---|---|---|
| | 營業額<br>千元 | 應佔<br>經營溢利<br>千元 | 營業額<br>千元 | 應佔<br>經營溢利<br>千元 |
| 香港 | **1,262,827** | **664,795** | 1,299,299 | 661,607 |
| 北美洲 | **769,869** | **262,155** | 848,262 | 309,776 |
| 歐洲 | **289,145** | **100,169** | 285,349 | 94,332 |
| 亞太（不包括香港） | **247,699** | **53,074** | 244,341 | 57,438 |
| | **2,569,540** | **1,080,193** | 2,677,251 | 1,123,153 |

分類資產之賬面金額及固定資產增加之地區市場劃分分析如下：

| | 分類資產之賬面金額 | | 固定資產增加 | |
|---|---|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 香港 | **22,716,759** | 22,928,924 | **1,159,547** | 2,690,493 |
| 北美洲 | **3,565,821** | 3,589,117 | **174,042** | 817,108 |
| 歐洲 | **1,955,213** | 1,641,521 | **4,873** | 12,160 |
| 亞太（不包括香港） | **896,804** | 862,077 | **2,072** | 4,926 |
| | **29,134,597** | 29,021,639 | **1,340,534** | 3,524,687 |

## 5. 其他營運收益

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 其他營運收益包括如下： | | |
| 無牌價證券股息 | 994 | 4,086 |
| 有牌價證券股息 | 70 | 74 |
| 出售固定資產溢利 | – | 26,099 |
| 利息收益 | 17,563 | 36,293 |

## 6. 經營溢利

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 經營溢利經已扣除： | | |
| 壞賬準備 | 7,406 | 24,486 |
| 其他資產攤銷 | – | 3,230 |
| 核數師酬金 | 4,095 | 4,111 |
| 固定資產折舊 | 4,945 | 5,640 |
| 投資及酒店物業裝置工程撇除 | 22,310 | 32,439 |
| 其他投資減值虧損 | **19,389** | 36,622 |
| 匯兌虧損淨額 | 104 | – |
| 出租房地產之營業租約支出 | 2,337 | 2,187 |
| 其他資產撇除 | – | 3,395 |
| 僱員費用(包括董事酬金) | 556,795 | 564,208 |
| 及已計入： | | |
| 投資物業租金收益減有關開支 | 691,032 | 764,513 |
| 匯兌收益淨額 | – | 1,053 |

## 7. 財務成本

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 無須於五年內全部償還之銀行借貸利息 | 109,091 | 13,752 |
| 須於五年內全部償還之銀行借貸利息 | 313,014 | 508,535 |
| 無須於五年內全部償還之其他借貸利息 | 49,584 | 49,292 |
| 須於五年內全部償還之其他借貸利息 | 56,272 | 77,540 |
| 可換股債券利息 | – | 8,097 |
| 發行可換股債券費用攤銷 | – | 1,233 |
| 可換股債券贖回溢價準備 | – | 13,625 |
| 其他借貸成本 | 62,629 | 35,665 |
| 總借貸成本 | 590,590 | 707,739 |
| 減：發展中物業資本化金額 | (246,455) | (244,170) |
| | 344,135 | 463,569 |

## 8. 董事及僱員酬金

### 董事酬金

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---:|---:|
| 袍金： | | |
| 董事 | 180 | 198 |
| 獨立非執行董事 | 53 | 44 |
| | 233 | 242 |
| 其他酬金： | | |
| 董事 | | |
| 薪金及其他福利 | 12,600 | 12,945 |
| 授予購股權之視為福利（說明） | — | 1,211 |
| 退休計劃供款 | 358 | 358 |
| 獨立非執行董事 | — | — |
| | 12,958 | 14,514 |
| | 13,191 | 14,756 |

## 8. 董事及僱員酬金(續)

獨立非執行董事鄭海泉先生由一九九八財政年度起放棄其董事袍金。除上述聲明外，各董事並無放棄收取酬金。

| | 二零零二年<br>董事人數 | 二零零一年<br>董事人數 |
|---|---|---|
| 酬金範圍： | | |
| 0元－1,000,000元 | **8** | 7 |
| 1,000,001元－1,500,000元 | **2** | 1 |
| 1,500,001元－2,000,000元 | **–** | 1 |
| 2,000,001元－2,500,000元 | **1** | – |
| 2,500,001元－3,000,000元 | **–** | 1 |
| 3,000,001元－3,500,000元 | **1** | 1 |
| 4,500,001元－5,000,000元 | **1** | – |
| 5,000,001元－5,500,000元 | **–** | 1 |
| | **13** | 12 |

### 僱員酬金

受僱於本集團五位獲最高薪酬人士中，三位(二零零一年：三位)為本公司董事，其薪酬已包括在上述説明中。其餘兩位僱員的薪酬分析如下：

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 薪金及其他福利 | **4,398** | 4,555 |
| 授予購股權之視為福利(説明) | **–** | 235 |
| 退休計劃供款 | **172** | 165 |
| | **4,570** | 4,955 |

## 8. 董事及僱員酬金(續)

| | 二零零二年<br>僱員人數 | 二零零一年<br>僱員人數 |
|---|---|---|
| 酬金範圍： | | |
| 2,000,001元－2,500,000元 | 1 | 1 |
| 2,500,001元－3,000,000元 | 1 | 1 |
| | 2 | 2 |

說明：

根據本集團之購股計劃，購股權乃授予合資格董事及僱員。該等授予之視為福利乃按購股價與授予購股權當日本公司公開市場收市股價之差額，與有關年份授予購股權可購入股份數目相乘計算。

## 9. 税項

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 本公司及附屬公司： | | |
| 香港 | 61,028 | 58,931 |
| 其他司法區 | 15,899 | 49,039 |
| 遞延税項(說明21) | 41,838 | 221 |
| 應佔聯營公司税項： | | |
| 香港 | 540 | 88 |
| | 119,305 | 108,279 |

香港利得税乃根據本年度之估計應課税盈利以16%計算(二零零一年：16%)。

其他司法區之税項以當地司法區税率計算。

## 10. 股息

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 派發582,978,151股每股5仙之中期股息 | | |
| (二零零一年：577,167,420股每股7仙) | 29,149 | 40,402 |
| 建議派發582,978,151股每股10仙之末期股息 | | |
| (二零零一年：577,167,420股每股14仙) | 58,298 | 80,804 |
| 二零零零年末期股息36,962股每股20仙之少提準備 | — | 7 |
| | 87,447 | 121,213 |

董事會已建議派發二零零二年度末期股息為每股10仙而其建議須於即將舉行之股東週年大會上獲股東通過批准。

## 11. 每股盈利

每股基本及攤薄後盈利按下列數據計算：

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| **盈利** | | |
| 用作計算每股基本及攤薄後盈利之盈利 | 589,444 | 507,299 |

| | 二零零二年 | 二零零一年 |
|---|---|---|
| **股份數目** | | |
| 用作計算每股基本盈利之股份加權平均數 | 580,494,660 | 565,761,014 |
| 可能有攤薄影響之股份： | | |
| 購股權 | 97,113 | 846,198 |
| 用作計算攤薄後每股盈利之股份加權平均數 | 580,591,773 | 566,607,212 |

因本公司部份購股權之行使價於二零零二年及二零零一年較本公司股份之平均市價為高，故在計算時，並無假設本公司尚未行使之購股權已被行使。

## 12. 固定資產

| | 投資物業 千元 | 酒店物業 千元 | 發展中物業 千元 | 房地產 千元 | 傢俬及裝置 千元 | 汽車 千元 | 廠房及機械 千元 | 總值 千元 |
|---|---|---|---|---|---|---|---|---|
| **本集團** | | | | | | | | |
| **成本／估值** | | | | | | | | |
| 於二零零二年一月一日 | 13,530,341 | 7,571,484 | 6,699,619 | 44 | 62,532 | 4,570 | 2,865 | 27,871,455 |
| 匯兑差額 | 323 | 282,641 | – | – | – | – | – | 282,964 |
| 收購附屬公司 | 156,241 | – | – | – | – | – | – | 156,241 |
| 增加 | 24,095 | 40,162 | 1,109,154 | – | 10,757 | – | 125 | 1,184,293 |
| 出售／撤除 | (16,710) | (5,600) | – | – | – | (174) | – | (22,484) |
| 重估減少 | (1,170,390) | (73,084) | – | – | – | – | – | (1,243,474) |
| 於二零零二年十二月三十一日 | 12,523,900 | 7,815,603 | 7,808,773 | 44 | 73,289 | 4,396 | 2,990 | 28,228,995 |
| **折舊** | | | | | | | | |
| 於二零零二年一月一日 | – | – | – | 10 | 56,096 | 3,294 | 2,805 | 62,205 |
| 年內折舊 | – | – | – | – | 4,341 | 557 | 47 | 4,945 |
| 出售時撤除 | – | – | – | – | – | (174) | – | (174) |
| 於二零零二年十二月三十一日 | – | – | – | 10 | 60,437 | 3,677 | 2,852 | 66,976 |
| **賬面淨值** | | | | | | | | |
| 於二零零二年十二月三十一日 | 12,523,900 | 7,815,603 | 7,808,773 | 34 | 12,852 | 719 | 138 | 28,162,019 |
| 於二零零一年十二月三十一日 | 13,530,341 | 7,571,484 | 6,699,619 | 34 | 6,436 | 1,276 | 60 | 27,809,250 |
| 代表： | | | | | | | | |
| 成本 | – | – | 7,808,773 | 44 | 73,289 | 4,396 | 2,990 | 7,889,492 |
| 估值 | 12,523,900 | 7,815,603 | – | – | – | – | – | 20,339,503 |
| | 12,523,900 | 7,815,603 | 7,808,773 | 44 | 73,289 | 4,396 | 2,990 | 28,228,995 |

## 12. 固定資產(續)

(a) 投資及酒店物業(除位於美國之物業外)於二零零二年十二月三十一日之公開市場價值是由下述獨立專業估值師進行重估：

位於香港之投資及酒店物業 — 卓德測計師行有限公司

位於英國之酒店物業 — Chesterton Plc.

位於加拿大之酒店物業 — Colliers International Realty Advisors Inc.

位於澳洲之酒店物業 — CB Richard Ellis (V) Pty Ltd.

位於紐西蘭之酒店物業 — CB Richard Ellis Hotels & Leisure Ltd.

位於美國之投資及酒店物業，於二零零二年十二月三十一日之賬面金額分別為1,715,000,000元及725,307,000元是由集團一僱員Mr. David P. Crum，美國Appraisal Institute 之MAI 委任會員及Commercial Investment Real Institute之CCIM委任會員，以公開市場價值進行估值。

董事會已採納上述估值並包括於財務報告內，而重估後所產生之重估減少已於物業重估儲備內計算。

(b) 投資物業之賬面金額包括下述位於香港及香港以外地區之土地：

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 香港之長期契約 | **1,461,800** | 1,565,700 |
| 香港之中期契約 | **9,347,100** | 10,283,500 |
| 香港以外地區之永久業權土地 | **1,715,000** | 1,681,141 |
| | **12,523,900** | 13,530,341 |

(c) 酒店物業之賬面金額包括下述位於香港及香港以外地區之土地：

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 香港之長期契約 | **328,000** | 381,000 |
| 香港之中期契約 | **3,271,000** | 3,273,000 |
| 香港以外地區之永久業權土地 | **4,216,603** | 3,917,484 |
| | **7,815,603** | 7,571,484 |

## 12. 固定資產(續)

(d) 發展中物業

發展中物業為位於香港享有中期契約之物業。

發展中物業包括資本化借貸成本約為2,015,929,000元(二零零一年：1,769,474,000元)。年內，工程之資本化實際利率為3.8%(二零零一年：5.3%)

(e) 房地產是位於香港及享有中期契約。

## 13. 附屬公司權益

| | 本公司 | |
|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 無牌價證券，成本 | 1,572,734 | 1,572,734 |
| 應收附屬公司款項 | 4,097,671 | 4,096,577 |
| | 5,670,405 | 5,669,311 |

應收附屬公司款項為無抵押、無利息及無固定償還條款金額。本公司同意由結算日起未來十二個月內不會要求該等金額償還，因此該款項分類為非流動性。

有關主要附屬公司之資料刊載於財務報告書說明第32項內。

## 14. 聯營公司權益

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 應佔資產淨值： | | |
| 無牌價聯營公司 | (9,861) | 3,018 |
| 有牌價聯營公司 | – | – |
| 應收聯營公司款項 | 9,992 | – |
| | 131 | 3,018 |
| 有牌價聯營公司市值 | 3,753 | – |

## 14. 聯營公司權益(續)

因本集團同意抵償某些聯營公司全部虧損，所以聯營公司權益包括集團應佔某些聯營公司之淨負債。

應收聯營公司款項為無抵押、無利息及無固定償還條款金額。本公司同意由結算日起未來十二個月內不會要求該等金額償還，因此該款項分類為非流動性。

有關主要聯營公司之資料刊載於財務報告説明第33項內。

## 15. 其他投資

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 中國其他地區之無牌價固定回報投資 | 7,799 | 11,696 |
| 非買賣證券 | | |
| 香港無牌價證券 | 246 | 246 |
| 香港有牌價證券 | 11,775 | 11,467 |
| | 12,021 | 11,713 |
| | 19,820 | 23,409 |
| 有牌價證券市價 | 11,775 | 11,467 |

由於投資於一間公司持續地經營虧損，董事釐定是項投資為全部減值損失。因此，關於是項投資之19,389,000元減值損失已於年內收益表確認。

## 16. 已抵押銀行存款

抵押存款已存放於指定之銀行作為給予本集團長期信貸額之保證。

## 17. 存貨

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 已建成之待售物業 | **42** | 42 |
| 原料 | **26,844** | 29,472 |
| 耗用品及飲料 | **14,492** | 14,526 |
| 半製成品 | **9,753** | 13,010 |
| | **51,131** | 57,050 |

上述包括以可變現淨值入賬之1,700,000元(二零零一年：無)原料。

## 18. 銷貨客戶

本集團採取一指定之信貸政策。對銷售商品，本集團平均給予銷貨客戶三十至六十天信貸期。應收租客租金及應收客戶服務收入均需於出示發票時支付。銷貨客戶賬齡分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 0－3個月 | **139,744** | 140,372 |
| 3－6個月 | **11,661** | 16,123 |
| 6個月以上 | **20,854** | 19,057 |
| | **172,259** | 175,552 |

## 19. 購貨客戶

購貨客戶賬齡分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 0－3個月 | **117,451** | 107,452 |
| 3－6個月 | **697** | 499 |
| 6個月以上 | **1,698** | 883 |
| | **119,846** | 108,834 |

## 20. 借貸

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 銀行透支(無抵押) | 1,864 | 465 | — | — |
| 銀行借貸及循環借貸(有抵押) | 11,280,908 | 10,686,145 | — | — |
| 應付票據 | 19,288 | 10,972 | — | — |
| 其他長期借貸(有抵押) | 1,739,234 | 1,653,093 | — | — |
| | 13,041,294 | 12,350,675 | — | — |
| 以上借貸及透支之到期情況如下： | | | | |
| 即期或一年內 | 2,237,509 | 2,195,301 | — | — |
| 超過一年但不多於兩年 | 1,550,873 | 1,710,182 | — | — |
| 超過兩年但不多於五年 | 6,598,498 | 7,264,175 | — | — |
| 五年以上 | 2,654,414 | 1,181,017 | — | — |
| | 13,041,294 | 12,350,675 | — | — |
| 減：於一年內到期並包括在流動負債內 | (2,237,509) | (2,195,301) | — | — |
| 一年以後到期之借貸 | 10,803,785 | 10,155,374 | — | — |

有抵押銀行借貸包括一筆為數3,310,000,000元之貸款(二零零一年：3,490,000,000元)，該貸款是透過一間本集團佔85.93%(二零零一年：85.93%)權益之間接附屬公司向銀團獲得。

其他長期借貸按不同息率計算並須分期償還。

## 21. 遞延稅項

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 年初結存 | 173,470 | 173,289 |
| 匯兌調整 | 31 | (40) |
| 年內增加(說明9) | 41,838 | 221 |
| 年末結存 | 215,339 | 173,470 |

於結算日，遞延稅項(作出準備及未作出準備)包括以下主要項目：

| | 作出準備 | | 未作出準備 | |
|---|---|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 因出售海外物業所得溢利之遞延稅項 | 159,361 | 149,755 | — | — |
| 其他時差 | 55,978 | 23,715 | — | — |
| 因海外物業重估之遞延稅項 | — | — | 518,946 | 564,919 |
| | 215,339 | 173,470 | 518,946 | 564,919 |

## 21. 遞延稅項(續)

本年度內，本集團未作出遞延稅項準備減少之項目如下：

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 重估海外物業所得減少 | 45,973 | 229,151 |

因出售本集團於香港之物業及非為買賣證券之投資無須納稅，故在重估該等資產所得之增加或減少並未為遞延稅項作出準備。因此，重估而引起之增加或減少對課稅並不構成時差。

本公司於結算日並無其他重大遞延稅項之資產或負債。

## 22. 股本

| | 二零零二年 | | 二零零一年 | |
|---|---|---|---|---|
| | 股份數目<br>千股 | 面值<br>千元 | 股份數目<br>千股 | 面值<br>千元 |
| (a) **法定股本：** | | | | |
| 每股面值0.50元股份 | | | | |
| 承上年度結存及餘額結轉 | | | | |
| 下年度 | 800,000 | 400,000 | 800,000 | 400,000 |
| (b) **發行及繳足股本：** | | | | |
| 每股面值0.50元股份 | | | | |
| 承上年度結存 | 577,167 | 288,584 | 552,105 | 276,052 |
| 收購附屬公司而發行 | | | | |
| 之代價股份 | – | – | 16,670 | 8,335 |
| 根據購股計劃行使購股權 | | | | |
| 而發行之股份 | – | – | 125 | 63 |
| 以股代息 | 5,811 | 2,905 | 8,267 | 4,134 |
| 餘額結轉下年度 | 582,978 | 291,489 | 577,167 | 288,584 |

於年內，本公司以每股以股代息股份9.40元(二零零一年：10.08元)發行5,810,731股(二零零一年：8,267,512股)每股面值0.50元股份。

## 23. 儲備

| | | 本集團 | | 本公司 | |
|---|---|---|---|---|---|
| | 說明 | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 股本溢價 | (a) | 3,132,685 | 3,081,010 | 3,132,685 | 3,081,010 |
| 物業重估儲備 | (b) | 3,588,637 | 4,728,242 | – | – |
| 投資重估儲備 | (c) | (1,474) | (11,019) | – | – |
| 資本贖回儲備 | | 1,650 | 1,650 | 1,650 | 1,650 |
| 已繳入盈餘 | (d) | 402,540 | 402,540 | 426,203 | 426,203 |
| 匯兌儲備 | (e) | (55,423) | (131,961) | – | – |
| 保留溢利 | (f) | 7,243,690 | 6,764,199 | 1,818,081 | 1,871,588 |
| | | 14,312,355 | 14,834,661 | 5,378,619 | 5,380,451 |

於結算日，本公司可派發予股東儲備為2,244,284,000元（二零零一年：2,297,791,000元）。

說明：

(a) 股本溢價

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 承上年度結存 | 3,081,010 | 2,709,343 | 3,081,010 | 2,709,343 |
| 發行股份之溢價 | 51,716 | 371,733 | 51,716 | 371,733 |
| 發行股份之支出 | (41) | (66) | (41) | (66) |
| 餘額結轉下年度 | 3,132,685 | 3,081,010 | 3,132,685 | 3,081,010 |

## 23. 儲備（續）

### (b) 物業重估儲備

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 承上年度結存 | 4,728,242 | 7,785,370 | – | – |
| 匯兌調整 | 4,358 | (41,625) | – | – |
| 年內重估減少 | (1,143,963) | (2,982,598) | – | – |
| 出售撥回 | – | (34,756) | – | – |
| 應佔聯營公司 | 3,588,637 | 4,726,391 | – | – |
| 年內重估增加 | – | 1,851 | – | – |
| 餘額結轉下年度 | 3,588,637 | 4,728,242 | – | – |

### (c) 投資重估儲備

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 承上年度結存 | (11,019) | 536 | – | – |
| 年內重估減少 | (9,794) | (11,555) | – | – |
| 其他投資減值虧損 | 19,389 | – | – | – |
| 餘額結轉下年度 | (1,424) | (11,019) | – | – |

## 23. 儲備(續)

### (d) 已繳入盈餘

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 承上年度結存 | 402,540 | 402,291 | 426,203 | 426,203 |
| 少數股東減持股份 | — | 249 | — | — |
| 餘額結轉下年度 | 402,540 | 402,540 | 426,203 | 426,203 |

已繳入盈餘乃本集團於一九八九年及一九九零年間進行協議計劃時所產生之盈餘。根據一九八一年百慕達公司法，該已繳入盈餘可派發予股東。

### (e) 匯兑儲備

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零二年<br>千元 | 二零零一年<br>千元 | 二零零二年<br>千元 | 二零零一年<br>千元 |
| 承上年度結存 | (131,961) | (80,632) | — | — |
| 折算海外投資淨額之匯兑調整 | 103,372 | (46,530) | — | — |
| 遠期合約之匯兑虧損 | (26,834) | (4,799) | — | — |
| 餘額結轉下年度 | (55,423) | (131,961) | — | — |

## 23. 儲備(續)

### (f) 保留溢利

| | 本集團<br>千元 | 本公司<br>千元 |
|---|---|---|
| 於二零零一年一月一日之結存 | 6,407,730 | 1,868,854 |
| 本年度之溢利 | 507,299 | 153,564 |
| 已繳付股息 | (150,830) | (150,830) |
| 於二零零二年一月一日之結存 | 6,764,199 | 1,871,588 |
| 本年度之溢利 | 589,444 | 56,446 |
| 已繳付股息 | (109,953) | (109,953) |
| 於二零零二年十二月三十一日之結存 | 7,243,690 | 1,818,081 |

本集團之保留溢利包括本集團聯營公司之3,177,000元(二零零一年:438,000元)保留溢利。

## 24. 收購附屬公司

於二零零二年六月二十五日,本集團已完成收購一聯營公司Pacific 888, LLC額外百分之五十權益。此後,Pacific 888, LLC 成為集團之直接全資附屬公司。

於二零零一年六月二十八日,本集團收購Garden Road (BVI) Limited及CitiRealty (BVI) Limited全部已發行之股本。

## 24. 收購附屬公司(續)

該等交易採用會計購置方法入賬。

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 收購資產淨額： | | |
| 固定資產 | 156,241 | 1,945,780 |
| 應收賬、按金及預付款項 | 5,963 | 524 |
| 銀行結存及現金 | 4,058 | – |
| 應付賬、按金及應付費用 | (2,934) | (210) |
| 借貸 | (111,136) | – |
| 稅項準備 | – | (4,251) |
| | 52,192 | 1,941,843 |
| 以往收購為聯營公司之權益 | (15,626) | – |
| 總代價 | 36,566 | 1,941,843 |
| 償付由： | | |
| 配發股份 | – | 300,060 |
| 現金代價 | 36,566 | 1,641,783 |
| | 36,566 | 1,941,843 |
| 因收購之淨現金流出 | | |
| 現金代價 | (36,566) | (1,641,783) |
| 銀行結存及現金購入 | 4,058 | – |
| 收購附屬公司之現金及現金等價物流出金額 | (32,508) | (1,641,783) |

於年內所收購的附屬公司由收購日起至結算日期間為本集團帶來約12,166,000元營業額及約1,250,000元除稅前溢利。於年內所收購的附屬公司對集團本年之現金流量並無重大影響。

## 25. 重大非現金交易

於年內，本公司以每股以股代息股份9.40元發行5,810,731股每股面值0.50元股份。

## 26. 購股計劃

根據本公司於一九九九年六月十日通過之普通決議案及於二零零一年十二月二十日所通過之決議案修改所採納之鷹君集團有限公司購股計劃(前名為行政人員購股計劃)(「本計劃」)，本公司董事會可授予購股權予其所挑選之僱員(包括本公司及其附屬公司之董事)購買本公司之股份。

本計劃摘要

a. 本計劃之目的乃為了激勵本公司或任何附屬公司之行政人員、僱員、聯繫人士、代理人及承建商及可使該等人士參與本公司之成長。

b. 本計劃之參與人包括受遵守適用法律之規限下，任何獲董事會選出並授予購股權之人士，包括(無限制下)本公司或其任何附屬公司之任何全職或兼職僱員、本公司或其任何附屬公司任何執行或非執行董事及本公司或其任何附屬公司任何聯繫人士、代理人或承建商。

c. 按本計劃可能授予之購股權(連同已行使及尚未行使)之本公司每股面值0.50元最高股份(「股份」)之股數，與任何其他計劃所涉及之任何股份一併計算時，須為本公司按本計劃之採納日期已發行股本之股份數目百分之十。按本計劃可供發行之股份總數(不包括按舊有購股計劃所授予尚未行使之購股權而發行之股份數目)為54,127,853股份，佔本公司於二零零三年三月十日(批准二零零二年財務報告日期前實際可行日期)之已發行股本約9%。

d. 倘任何一位參與人按本計劃獲授之購股權如全部被行使時，將導致根據所有於直至建議最近授予日前十二個月內任何期間已授予或將授予參與人之購股權之已發行及可發行股份總數，超過已發行之有關類別股份的1%，則不會授予購股權。

e. 可根據購股權認購股份之期限為由(視作已授予及接納購股權)二十四個月屆滿日後起計之三十六個月及至此三十六個月最後一日期間。

f. 參照上文第(e)段，購股權可行使之前必須持有之最短期限為二十四個月。

g. 按本計劃之條款，任何參與人須於購股權授予參與人日期起二十八日內，付予本公司1.00元作為接納授予購股權之代價。

## 26. 購股計劃(續)

本計劃摘要(續)

h. 認購價(承受人在行使購股權時可認購股份之每股價格)將為(i)於建議授予購股權日(必須為營業日，該詞之定義見香港聯合交易所上市規則「聯交所上市規則」)在香港聯合交易所有限公司(「聯交所」)日報表所列之股份最後成交價，及(ii)於緊接建議授予購股權前五個營業日在聯交所日報表所列之股份之最後成交價平均數，以較高者為準，惟認購價不得低於股份面值。

i. 本計劃為期十年，於二零零九年六月十日屆滿。

於年內，本公司僱員所持有之購股權及其變動情況之詳細資料披露於以下表列：

| | 股份數目 | | | | | |
|---|---|---|---|---|---|---|
| 授予購股權年份 | 於01/01/2002尚未行使之購股權 | 已授予之購股權 | 已行使之購股權 | 已註銷之購股權 | 於15/04/2002失效之購股權 | 於31/12/2002尚未行使之購股權 |
| 1997 | 654,000 | – | – | – | (654,000) | – |
| 1998 | 1,611,000 | – | – | – | – | 1,611,000 |
| 1999 | 509,000 | – | – | – | – | 509,000 |
| 2000 | 723,000 | – | – | (12,000) | – | 711,000 |
| 2001 | 1,104,000 | – | – | (37,000) | – | 1,067,000 |
| 2002 | – | 987,000 | – | (17,000) | – | 970,000 |
| | 4,601,000 | 987,000 | – | (66,000) | (654,000) | 4,868,000 |

## 26. 購股計劃（續）

董事於以上表列所持有之購股權的詳細資料披露如下：

| | 股份數目 | | | | | |
|---|---|---|---|---|---|---|
| 授予購股權年份 | 於01/01/2002尚未行使之購股權 | 已授予之購股權 | 已行使之購股權 | 已註銷之購股權 | 於15/04/2002失效之購股權 | 於31/12/2002尚未行使之購股權 |
| 1997-2002 | 3,255,000 | 560,000 | – | – | (410,000) | 3,405,000 |

每年獲授予購股權之資料披露如下：

| 年份 | 授予日期 | 有效期間 | 可行使期間 | 每股認購價（元） |
|---|---|---|---|---|
| 1997 | 一九九七年四月十五日 | 一九九七年四月十五日至二零零二年四月十五日 | 一九九九年四月十六日至二零零二年四月十五日 | 21.519 |
| 1998 | 一九九八年一月二十二日 | 一九九八年一月二十二日至二零零三年一月二十二日 | 二零零零年一月二十三日至二零零三年一月二十二日 | 6.912 |
| 1999 | 一九九九年三月十二日 | 一九九九年三月十二日至二零零四年三月十二日 | 二零零一年三月十三日至二零零四年三月十二日 | 7.020 |
| 2000 | 二零零零年二月十四日 | 二零零零年二月十四日至二零零五年二月十四日 | 二零零二年二月十五日至二零零五年二月十四日 | 10.116 |
| 2001 | 二零零一年一月十六日 | 二零零一年一月十六日至二零零六年一月十六日 | 二零零三年一月十七日至二零零六年一月十六日 | 13.392 |
| 2002 | 二零零二年一月二十八日 | 二零零二年一月二十八日至二零零七年一月二十八日 | 二零零四年一月二十九日至二零零七年一月二十八日 | 8.440 |

*附註：*

(i) 於一九九七年至一九九九年內所授予之購股權乃按已於一九九九年三月十六日屆滿之舊有行政人員購股計劃發授。二零零零年至二零零二年授予之購股權乃按於一九九九年六月十日採納之本計劃發授。

(ii) 接納授予每一購股權所付之代價為1.00元。

(iii) 年內授予購股權之價值沒有於收益表內扣除。

## 27. 退休福利計劃

本集團為香港及海外僱員設立多個退休福利計劃。本集團為香港所有合資格僱員提供數個定額供款計劃。該等計劃乃根據職業退休保障計劃條例註冊成立。其資產與本集團之資產分開，由獨立第三者管理。該等計劃由僱員及僱主兩者共同供款，供款額為僱員每月基本薪金5%至10%。海外僱員退休福利計劃則因應各國當地之規定及慣例而作出安排。

由於香港特別行政區於二零零零年推行新的強制性公積金計劃，所以現時新入職之僱員不能參加上述之職業退休保障計劃。

由二零零零年十二月一日起，本集團於香港之新入職僱員須參加新的強制性公積金計劃。根據該計劃，本集團之供款額為僱員薪金5%至10%，而僱員之供款額為5%。

截至二零零二年十二月三十一日止年度按退休計劃已喪失權利之供款為1,640,000元(二零零一年：2,149,000元)已用作減去現水平所作之供款。截至二零零二年十二月三十一日止年度之退休保障計劃之供款總額為22,916,000元(二零零一年：23,119,000元)已於收益表內扣除。於二零零二年十二月三十一日，於年內到期供款為1,558,000元(二零零一年：無)尚未繳於計劃中。

## 28. 資產抵押

於二零零二年十二月三十一日，本集團之物業賬面值約共28,125,000,000元(二零零一年：27,773,000,000元)連同該等物業轉讓之銷售收益、保險收益、租金收入及其他有關物業所產生之收益及存款額約為4,610,000元(二零零一年：95,414,000元)，為本集團銀行借貸作出按揭或抵押。

## 29. 承擔項目及或然債項

### 本集團

於二零零二年十二月三十一日，本集團未列入財務報告內之承擔項目及或然債項如下：

(a) 發展中物業預期所需費用約為2,947,040,000元（二零零一年：3,706,690,000元）；其中已簽約者約為2,456,792,000元（二零零一年：3,255,261,000元）；

(b) 經核准資本性開支約為74,380,000元（二零零一年：43,537,000元）；其中已簽約者約為13,331,000元（二零零一年：18,804,000元）；及

(c) 於外幣匯兑期貨合約中以固定匯率售出之承擔額約為154,310,000元（二零零一年：143,854,000元）。

### 本公司

於二零零二年十二月三十一日，本公司為若干附屬公司之銀行及金融機構信貸而給予公司擔保約為9,915,088,000元（二零零一年：9,248,050,000元）。

除上述外，本集團及本公司於二零零二年十二月三十一日並無任何重大承擔項目及或然債項。

## 30. 經營租賃協議

### 本集團為出租人

物業租賃之本年度收益為795,464,000元（二零零一年：859,226,000元）。該物業之承擔租約普遍為期一至六年。

在資產負債表日，本集團已與投資物業之承租人達成協議，可在以下期間內收取下述的未來最低租賃付款額：

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 一年內 | 708,025 | 725,530 |
| 二至五年內 | 814,253 | 1,015,624 |
| 五年後 | 49,379 | 32,222 |
| | 1,571,657 | 1,773,376 |

## 30. 經營租賃協議(續)

### 本集團為承租人

在資產負債表日，本集團有以下不可取消的經營租賃承擔，並須在以下期間內繳付：

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---:|---:|
| 一年內 | 1,652 | 1,812 |
| 二至五年內 | 1,222 | 887 |
| | 2,874 | 2,699 |

經營租賃付款額代表本集團為租賃某些寫字樓而應付的租金。租約普遍為期一至三年。

## 31. 有關連人士之交易

本集團與有關連人士在年內有下述重大之交易及結算日的結存。該等有關連人士為本公司之某些股東及董事有實際利益之公司。該等交易乃以一般業務情況及由訂約人互相同意之條款所協定。

| | 二零零二年<br>千元 | 二零零一年<br>千元 |
|---|---|---|
| 截至十二月三十一日止之交易 | | |
| 貿易收益 | 3,754 | 19,227 |
| 租金收益 | 1,791 | 2,114 |
| 已收管理費 | 240 | 240 |
| 支付董事房屋租金 | 2,400 | 2,400 |
| 支付拆卸及地基工程成本及費用 | 804,671 | 236,396 |
| 於十二月三十一日結存 | | |
| 應收聯營公司款項(說明14) | 9,992 | — |
| 應收賬、按金及預付款項 | | |
| —有關連人士 | 3,585 | 16,909 |
| 應付賬、按金及應付費用 | | |
| —有關連人士 | 80,991 | 34,169 |
| —聯營公司 | 3,074 | 3,224 |

## 32. 主要附屬公司資料

本公司於二零零二年十二月三十一日主要附屬公司之資料如下：

| 直接附屬公司 | 已發行及繳足股本權益 | 主要業務 | 本公司所佔已發行股本權益百分率 |
|---|---|---|---|
| 在英屬維爾京群島成立及經營： | | | |
| Jolly Trend Limited | 2股每股1美元 | 投資控股 | 100% |

| 間接附屬公司 | 已發行及繳足股本權益 | 主要業務 | 本公司所佔已發行股本權益百分率 |
|---|---|---|---|
| 在香港成立及經營： | | | |
| 卓圖有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 盈勝發展有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 兆標有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 智景投資有限公司 | 2股每股港幣1元 | 酒樓經營 | 100% |
| CP (Portion A) Limited | 2股每股港幣1元 | 物業投資 | 100% |
| CP (Portion B) Limited | 2股每股港幣1元 | 物業投資 | 100% |
| 順億發展有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 順盈有限公司 | 2股每股港幣1元 | 物業投資 | 100% |

## 32. 主要附屬公司資料(續)

| 間接附屬公司 | 已發行及繳足股本權益 | 主要業務 | 本公司所佔已發行股本權益百分率 |
|---|---|---|---|
| 在香港成立及經營(續): | | | |
| 逸東軒國際有限公司 | 2股每股港幣10元 | 住寓管理 | 100% |
| 運昭有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 廌君廣告有限公司 | 2股每股港幣1元 | 廣告代理 | 100% |
| 金利田投資有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 展安發展有限公司 | 5,000股每股港幣1元 | 酒店經營 | 100% |
| 發星國際有限公司 | 2股每股港幣1元 | 酒店經營 | 100% |
| 堅信工程有限公司 | 2股每股港幣1元 | 保養服務 | 100% |
| 祥裕管理有限公司 | 10,000股每股港幣1元 | 物業管理 | 100% |
| 珀昌有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 滿億有限公司 | 10,000,000股每股港幣1元 | 物業投資 | 100% |
| 盼海有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| Renaissance City Development Company Limited | 2股每股港幣10元 | 物業發展 | 100% |

## 32. 主要附屬公司資料(續)

| 間接附屬公司 | 已發行及<br>繳足股本權益 | 主要業務 | 本公司<br>所佔已發行股本<br>權益百分率 |
|---|---|---|---|
| 在香港成立及經營(續): | | | |
| 實力物業管理有限公司 | 2股每股港幣1元 | 物業管理 | 100% |
| 昌瑞有限公司 | 2股每股港幣1元 | 經營健身中心 | 100% |
| 鷹君有限公司 | 2,000,000股每股<br>港幣0.5元 | 投資控股 | 100% |
| 鷹君發展及策劃管理有限公司 | 2股每股港幣10元 | 項目管理 | 100% |
| 鷹君工程有限公司 | 2股每股港幣1元 | 保養服務 | 100% |
| 鷹君物業代理有限公司 | 2股每股港幣10元 | 物業代理 | 100% |
| 鷹君財務有限公司 | 100,000股每股<br>港幣100元 | 財務 | 100% |
| 鷹君保險有限公司 | 1,000股每股港幣1元 | 保險代理 | 100% |
| 鷹君物業管理有限公司 | 100,000股每股<br>港幣1元 | 物業管理 | 100% |
| 高端有限公司 | 600,000股每股<br>港幣1元 | 建築材料貿易 | 100% |

## 32. 主要附屬公司資料（續）

| 間接附屬公司 | 已發行及繳足股本權益 | 主要業務 | 本公司所佔已發行股本權益百分率 |
|---|---|---|---|
| 在香港成立及經營（續）： | | | |
| 菱輝有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 維卓發展有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| 禾熙有限公司 | 2股每股港幣1元 | 物業投資 | 100% |
| Zamanta Investments Limited | 100股每股港幣10元 | 物業投資 | 100% |
| 楓閣有限公司 | 2股每股港幣1元 | 物業投資 | 85.93% |
| Missleton Finance Limited | 1,000,000股每股港幣1元 | 財務 | 85.93% |
| 澤峯發展有限公司 | 1,000,000股每股港幣1元 | 物業投資 | 85.93% |
| 在英屬維爾京群島成立及在英國經營： | | | |
| Great Eagle Hotels (UK) Limited | 1股1美元 | 酒店經營 | 100% |
| 在加拿大成立及經營： | | | |
| Great Eagle Hotels (Canada) Limited | 10股普通股每股1加元 | 酒店經營 | 100% |

## 32. 主要附屬公司資料(續)

| 間接附屬公司 | 已發行及<br>繳足股本權益 | 主要業務 | 本公司<br>所佔已發行股本<br>權益百分率 |
|---|---|---|---|
| 在英屬維爾京群島成立及在澳洲經營： | | | |
| Katesbridge Group Limited | 1股1美元 | 投資控股 | 100% |
| 在澳洲成立及經營： | | | |
| Southgate Hotel Management Pty. Ltd. | 17,408股每股2澳元 | 酒店經營 | 100% |
| 在英屬維爾京群島成立及在紐西蘭經營： | | | |
| Great Eagle Hotels (New Zealand) Limited | 1股1美元 | 物業投資 | 100% |
| 在紐西蘭成立及經營： | | | |
| Great Eagle Hotels (Auckland) Limited | 1,000股無面值 | 酒店經營 | 100% |

## 32. 主要附屬公司資料(續)

| 間接附屬公司 | 已發行及<br>繳足股本權益 | 主要業務 | 本公司<br>所佔已發行股本<br>權益百分率 |
|---|---|---|---|
| 在美國成立及經營： | | | |
| * EIH Properties Company – XX, LLC | 1,000美元 | 物業投資 | 100% |
| * Pacific Dolphin Corporation | 100股無面值 | 物業投資 | 100% |
| * Pacific Spear Corporation | 100股每股0.001美元 | 物業投資 | 100% |
| * Pacific Ygnacio Corporation | 100股無面值 | 物業投資 | 100% |
| * Pacific 888, LLC | 4,850,000美元 | 物業投資 | 100% |
| * Shorthills NJ, Inc. | 100股每股1美元 | 物業投資 | 100% |

附註： 截至本年度及年內任何期間，全部該等附屬公司並無借貸證券。

* 該等公司並非由德勤。關黃陳方會計師行審核。

董事會認為將本集團全部附屬公司資料列出過於冗長，故此，現時只將對本集團之業績或資產及負債有重大影響之附屬公司載出。

## 33. 主要聯營公司資料

本公司於二零零二年十二月三十一日有關主要聯營公司之資料如下：

| 間接聯營公司 | 已發行及<br>繳足股本權益 | 主要業務 | 本集團<br>所佔已發行股本<br>權益百分率 |
|---|---|---|---|
| * City Apex Limited | 1,000股每股1美元 | 投資控股 | 28.57% |
| 熊貓-Recruit有限公司 | 1,125,000,000股<br>每股港幣0.05元 | 投資控股及<br>印刷 | 34.04% |

* 該公司並非由德勤。關黃陳方會計師行審核。

# 附錄一
# 主要物業明覽表

於二零零二年十二月三十一日

(a) 發展中物業

| 物業地點 | 用途 | 工程進展 | 地盤面積（平方呎） | 樓面面積約數（平方呎） | 預計完工日期 | 本集團所佔權益百分率 |
|---|---|---|---|---|---|---|
| 香港九龍旺角亞皆老街／上海街交界，九龍內地段11099號 | 寫字樓／商業／酒店 | 上蓋工程進行得如火如荼。寫字樓、商業大廈及酒店經已完成過半。 | 129,000 | 1,761,000 | 2004年第一季 | 100%收益* |

* 須遵照市區重建局之若干權益。

(b) 長期投資物業

| 物業名稱及地點 | 用途 | 樓面面積約數 (平方呎) | 本集團所佔權益百分率 |
|---|---|---|---|
| 享有長期契約 | | | |
| 香港灣仔港灣道1號 | 住寓 | 10,000 | 100% |
| 會議展覽中心西翼會景閣 | | | |
| 香港灣仔峽道3至5號逸東軒 | 住寓 | 35,000 | 100% |
| 香港藍塘道100號逸東軒 | 住寓 | 34,000 | 100% |
| 香港灣仔港灣道23號鷹君中心 | 商業／寫字樓 | 270,000 | 100% |
| 享有中期契約 | | | |
| 香港花園道3號萬國寶通廣場 | 商業／寫字樓 | 1,227,000 | 85.93% |
| | 寫字樓 | 303,000 | 100% |
| 香港九龍尖沙咀科學館道1號 | 寫字樓 | 28,000 | 100% |
| 康宏廣場 | | | |

(b) 長期投資物業(續)

| 物業名稱及地點 | 用途 | 樓面面積約數（平方呎） | 本集團所佔權益百分率 |
|---|---|---|---|
| **享有中期契約(續)** | | | |
| 香港山村道4H號逸東軒 | 住寓 | 23,000 | 100% |
| 香港九龍彌敦道380號逸東酒店 | 酒店／商業 | 312,000 | 100% |
| 香港九龍尖沙咀北京道8號 麗君酒店 | 酒店／商業 | 364,000 | 100% |

(b) 長期投資物業(續)

| 物業名稱及地點 | 用途 | 樓面面積約數(平方呎) | 本集團所佔權益百分率 |
|---|---|---|---|
| 享有永久業權 | | | |
| 英國倫敦朗廷酒店<br>1 Portland Place,<br>Regent Street, London,<br>W1N 4JA,<br>United Kingdom | 酒店/商業 | 373,000 | 100% |
| 加拿大多倫多Delta Chelsea Hotel<br>33 Gerrard Street West,<br>Toronto, Ontario M5G 1Z4,<br>Canada | 酒店/商業 | 1,130,000 | 100% |
| 澳洲墨爾砵Sheraton Towers<br>Southgate Hotel<br>One Southgate Avenue,<br>Southbank, Melbourne,<br>Victoria 3006, Australia | 酒店/商業 | 385,000 | 100% |
| 紐西蘭奧克蘭Sheraton Auckland<br>Hotel and Towers<br>83 Symonds Street,<br>Auckland 1, New Zealand | 酒店/商業 | 309,000 | 100% |

(b) 長期投資物業(續)

| 物業名稱及地點 | 用途 | 樓面面積約數(平方呎) | 本集團所佔權益百分率 |
|---|---|---|---|
| 享有永久業權(續) | | | |
| 美國Walnut Creek Pacific Ygnacio Plaza<br>500 Ygnacio Valley Road,<br>Walnut Creek, CA 94596,<br>USA | 寫字樓 | 121,000 | 100% |
| 美國波士頓Hotel Le Meridien<br>250 Franklin Street,<br>Boston, MA 02110,<br>USA | 酒店/商業 | 281,000 | 100% |
| 美國三藩市353 Sacramento Street<br>353 Sacramento Street ,<br>San Francisco, CA 94111,<br>USA | 商業/寫字樓 | 307,000 | 100% |
| 美國三藩市150 Spear Street<br>150 Spear Street,<br>San Francisco, CA 94105,<br>USA | 商業/寫字樓 | 257,000 | 100% |
| 美國洛杉機888 West Sixth Street<br>888 West Sixth Street,<br>Los Angeles, CA 90017,<br>USA | 商業/寫字樓 | 99,000 | 100% |

# 附錄二
# 五年財務摘要

（以港幣計算）

| | 一九九七年十月一日至一九九八年十二月三十一日 | 截至十二月三十一日止年度 | | | |
|---|---|---|---|---|---|
| | | 一九九九年 | 二零零零年 | 二零零一年 | 二零零二年 |
| | 千元 | 千元 | 千元 | 千元 | 千元 |
| **業績** | | | | | |
| 營業額 | 3,850,619 | 2,888,827 | 2,899,181 | 2,677,251 | 2,568,540 |
| 扣除財務成本後經營溢利 | 1,333,357 | 804,692 | 775,034 | 659,584 | 736,058 |
| 應佔聯營公司業績 | 8,063 | 6,559 | (11,787) | (13,263) | 3,429 |
| 除税前溢利 | 1,341,420 | 811,251 | 763,247 | 646,321 | 739,487 |
| 税項 | (96,243) | (97,015) | (99,630) | (108,279) | (119,305) |
| 除税後溢利 | 1,245,177 | 714,236 | 663,617 | 538,042 | 620,182 |
| 少數股東權益 | (108,009) | (68,912) | (40,664) | (30,743) | (30,738) |
| 可撥歸股東溢利 | 1,137,168 | 645,324 | 622,953 | 507,299 | 589,444 |
| **資產與負債** | | | | | |
| 資產總額 | 27,421,215 | 28,032,514 | 29,291,891 | 29,021,639 | 29,134,597 |
| 負債總額 | (11,318,680) | (10,424,342) | (10,753,002) | (13,272,742) | (13,989,781) |
| 少數股東權益 | (1,595,595) | (1,691,399) | (1,036,549) | (625,652) | (540,972) |
| 股東權益總額 | 14,506,940 | 15,916,773 | 17,502,340 | 15,123,245 | 14,603,844 |

# 核數師報告書

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

**致君集團有限公司股東**

*(於百慕達註冊成立之有限公司)*

本核數師已完成審核載於第120頁至第172頁按照香港普遍接納之會計原則編製之財務報告。

## 董事及核數師之個別責任

編製確實兼公平之賬目乃公司董事之責任。在編製該等財務告時，為使其確實兼公平，董事必須選定並貫徹採用適當之會計原則。

本核數師之責任乃根據審核工作之結果，對該等財務報告作出獨立意見，並向股東報告。

## 意見之基礎

本核數師乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作之重大估計和判斷、所釐定之會計原則是否適合　貴公司及　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計原則。

本核數師在策劃和進行審核工作時，均以取得一切本核數師認為必需之資料及解釋為目標，使本核數師能獲得充份之憑證，就該等財務報告是否存有重大錯誤陳述，作出合理之確定。在表達意見時，本核數師亦已衡量該等財務報告所載之資料在整體上是否足夠。本核數師相信，我們之審核工作已為下列意見建立合理之基礎。

## 意見

本核數師認為，上述之財務報告足以確實兼公平地反映　貴公司及　貴集團於二零零二年十二月三十一日之財務狀況及　貴集團截至該日止年度之溢利和現金流量，並已按照香港公司條例之披露規定妥為編製。

德勤•關黃陳方會計師行

*執業會計師*

香港，二零零三年三月十一日

# 股東時間表

○ **截止股份過户登記：**

 - 由二零零三年五月六日至二零零三年五月十四日(包括首尾兩天在內)

○ **二零零三年股東週年大會：**

 - 二零零三年五月十四日

○ **股息：**

 - 中期息 ： 每股港幣5仙

 派發日期 ： 二零零二年十月二十四日

 - 末期息 ： 每股港幣10仙

 - 以股代息(可選擇收取現金)

 派發日期 ： 二零零三年六月十六日

CONCEPT & DESIGN: YELLOW CREATIVE CONSULTANT LIMITED PRINTER: EQUITY FINANCIAL PRESS LIMITED



Great Eagle Holdings Limited
鷹君集團有限公司


33rd Floor Great Eagle Centre
23 Harbour Road
Wanchai, Hong Kong
Tel 2827 3668 Fax 2827 5799

香港灣仔港灣道23號
鷹君中心33樓
電話 2827 3668 傳真 2827 5799

www.greateagle.com.hk